Exhibit 99.2

APPENDIX A

SHARE PURCHASE AGREEMENT

The Share Purchase Agreement has been included in this Proxy Statement to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about our company. The Share Purchase Agreement contains representations and warranties made by us to Conduit and ClientConnect and representations and warranties made by Conduit and ClientConnect to us.  The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Share Purchase Agreement. The assertions contained in certain of those representations and warranties were made solely for purpose of allocating risk between the parties to the Share Purchase Agreement, rather than establishing matters of fact.  Certain of our representations and warranties are required to be true as of specific dates, including as of the Closing Date. Indeed, we are required to take certain action necessary to ensure such representations and warranties are accurate at the time of closing.  Moreover, to the extent that any representation or warranty may not be entirely accurate as of the Closing Date, it may be subject to qualifications and limitations agreed to by the parties and to a contractual standard of materiality or material adverse effect.  Shareholders are not third party beneficiaries under the Share Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of us, Conduit or ClientConnect or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in our public disclosures.  See the section of this Proxy Statement entitled “Share Purchase Agreement”.

SHARE PURCHASE AGREEMENT

by and among

Perion Network Ltd.
a company formed under the laws of Israel,

Conduit ltd.
a company formed under the laws of Israel,

ClientConnect ltd.
a company formed under the laws of Israel,

___________________________

Dated as of September 16, 2013
___________________________

Exhibits

Exhibit A	Definitions
Exhibit B	Split Agreement
Exhibit C	Form of Conduit Undertaking Agreement
Exhibit D	Form of Conduit Standstill Agreement
Exhibit E	Form of Perion Undertaking Agreement
Exhibit F	Form of Perion Instruction Letter
Exhibit G	Form of CEO Lock-up Agreement
Exhibit H	Signing Spreadsheet
Exhibit I	Exchange Ratio Formula
Exhibit J	Form of Registration Rights Undertaking
Exhibit K	Form of Legal Opinion of Perion U.S. Legal Counsel
Exhibit L	Form of Perion Director Indemnification Letter
Exhibit M	Form of Transition Services Agreement
Exhibit N	Form of Office and Administrative Services Agreement
Exhibit O	Form of ClientConnect Employment Confirmation

Schedules

Schedule A	Conduit Shareholders Entering Conduit Undertaking Agreements
Schedule B	Conduit Shareholders Entering Conduit Standstill Agreements
Schedule C	Perion Shareholders Entering Undertaking Agreements
Schedule 4.2	Conduit and ClientConnect Conduct of Business between Signing and Closing
Schedule 4.2(m)	ClientConnect Key Employees
Schedule 4.3	Perion Conduct of Business between Signing and Closing
Schedule 4.3(m)	Perion Key Employees
Schedule 5.1(b)	Lock-up Arrangements
Schedule 5.11(b)(i)	New Securities
Schedule 6.1(b)	Governmental Approvals
Schedule 6.2(f)	Required Perion Consents
Schedule 6.2(h)	Conduit and ClientConnect Tax Ruling Principles
Schedule 6.3(d)(iii)	ClientConnect Key Employees Executing Lock-up Arrangements
Schedule 6.3(e)	Required ClientConnect Consents
Schedule 6.3(h)	Perion Tax Ruling Principles

ClientConnect Disclosure Letter
Perion Disclosure Letter

Share Purchase Agreement

This Share Purchase Agreement (this "Agreement") is made and entered into as of September 16, 2013 (the "Agreement Date"), by and among Perion Network Ltd., a company formed under the laws of Israel ("Perion"), Conduit Ltd., a company formed under the laws of Israel ("Conduit"), and ClientConnect Ltd., a company formed under the laws of Israel ("ClientConnect").  Certain other capitalized terms used in this Agreement are defined in Exhibit A.  Each of Perion, Conduit and ClientConnect may be referred to herein as a "Party", or collectively as the "Parties".

Recitals

A.	Conduit has decided to spin-off the ClientConnect Business to ClientConnect, a newly formed company to be owned by the Conduit Shareholders.

B.
Conduit and ClientConnect have entered into a Split Agreement, dated as of September 16, 2013, a copy of which (including all exhibits and schedules thereto) is attached hereto as Exhibit B (the "Split Agreement"), pursuant to which the entire activities and operations, and related assets and liabilities, of the ClientConnect Business will be transferred to ClientConnect under the terms and conditions set forth in the Split Agreement, and the Conduit Shareholders will be issued shares in ClientConnect identical to their respective holdings in Conduit, thereby becoming the ClientConnect Shareholders (the "Split"), all pursuant to a court approved arrangement among Conduit and the Conduit Shareholders under Sections 350 and 351 of the Companies Law.

C.
As soon as practicable following the consummation of the Split, the Parties desire to combine Perion and ClientConnect by way of a share purchase transaction pursuant to which Perion will purchase all of the ClientConnect Shares from the ClientConnect Shareholders in exchange for Perion Shares, and ClientConnect will become a wholly owned subsidiary of Perion, pursuant to a court approved arrangement among Conduit and the Conduit Shareholders under Sections 350 and 351 of the Companies Law and the terms and conditions set forth in this Agreement (the "Share Purchase").

D.
It is contemplated that each of the Split and the Share Purchase will be effected as a restructuring pursuant to a tax ruling under Sections 105 and 103T, respectively, of the Israeli Income Tax Ordinance (the "Tax Ruling").

E.
The board of directors of Conduit (the "Conduit Board of Directors") and the board of directors of ClientConnect (the "ClientConnect Board of Directors") have carefully considered the respective terms of this Agreement and have determined that the terms and conditions of the transactions contemplated thereby are fair to and in the best interests of, and are advisable to, Conduit and the Conduit Shareholders and ClientConnect and the ClientConnect Shareholders, respectively, have approved this Agreement and the transactions contemplated hereby and have recommended that the Conduit Shareholders approve this Agreement and the transactions contemplated thereby.

F.
Concurrently with the execution of this Agreement, and as a condition and inducement to Perion’s willingness to enter into this Agreement, (i) the Conduit Shareholders identified on Schedule A hereto are entering into undertaking agreements containing certain voting provisions in the form attached hereto as Exhibit C and (ii) the Conduit Shareholders identified on Schedule B hereto are entering into standstill agreements in respect of their Perion Shares (the "Standstill Agreements") in the form attached hereto as Exhibit D.

G.
The board of directors of Perion (the "Perion Board of Directors") has carefully considered the terms of this Agreement and has determined that the terms and conditions of the transactions contemplated thereby, are fair to and in the best interests of, and are advisable to, Perion and its shareholders, has approved this Agreement and the transactions contemplated thereby and has recommended that its shareholders approve this Agreement and the transactions contemplated thereby.

H.
Concurrently with the execution of this Agreement, and as a condition and inducement to Conduit's and ClientConnect's willingness to enter into this Agreement, (i) the shareholders of Perion identified on Schedule C hereto are entering into undertaking agreements containing certain voting and lock-up provisions in the form attached hereto as Exhibit E, (ii) Perion is entering into an instruction letter with respect to the voting of certain Perion Shares held in trust in the form attached hereto as Exhibit F and (iii) the CEO of Perion is entering into a lock up agreement in respect of his Perion Shares in the form attached hereto as Exhibit G.

Now, Therefore, in consideration of the representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
Purchase and Sale

1.1           The Share Purchase.  At the Closing, the following shall occur:

(a)           Exchange of Shares.  Each ClientConnect Share issued and outstanding immediately prior to the Closing (other than ClientConnect Shares referred to in Section 1.1(b)), as set forth on the signing spreadsheet attached hereto as Exhibit H (the "Signing Spreadsheet") as shall be updated and replaced by the Closing Spreadsheet to be prepared and delivered by ClientConnect prior to Closing, shall automatically be transferred to Perion by virtue of the Arrangement, free and clear of any Encumbrances, in exchange for such number of newly issued Perion Shares that is equal to the exchange ratio calculated as of Closing on the basis of the Closing Spreadsheet in accordance with the formula attached hereto as Exhibit I (the "Exchange Ratio"). The Exchange Ratio as of September 11, 2013 as computed based on the Signing Spreadsheet is equal to approximately 0.2402 Perion Shares for each one ClientConnect Share. The Perion Shares to be issued at Closing in exchange for the ClientConnect Shares are referred to herein as the "Share Purchase Consideration".

(b)           Shares Held in Treasury.   At the Closing, all shares of ClientConnect Share Capital that are owned by ClientConnect immediately prior to the Closing, if any, shall not be exchanged hereunder.

(c)           Adjustments to Share Purchase Consideration.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any forward or reverse stock split, stock dividend (including any dividend or distribution of securities exercisable or exchangeable for or convertible into Perion Shares or ClientConnect Shares), reorganization, recapitalization, reclassification, combination or other like change with respect to the Perion Shares or ClientConnect Shares occurring on or after the Agreement Date and prior to the Closing.

(d)           Fractional Shares. The total number of Perion Shares to be issued to each ClientConnect Shareholder under Section 1.1(a) shall be equal to the total number of ClientConnect Shares held by such holder as of Closing multiplied by the Exchange Ratio.  After giving effect to the previous sentence, no fractional shares of Perion Shares will be issued in connection with the Share Purchase, and any fractional share that would otherwise be due to any ClientConnect Shareholder pursuant to this Agreement (after aggregating all fractional shares to be received by such Person) shall be rounded to the nearest whole share (with a half share being round up), and each of the Signing Spreadsheet and the Closing Spreadsheet shall be prepared accordingly.

1.2           Stock Options; Registration Statements.

(a)           ClientConnect Options.  Effective as of the Closing, each outstanding option or right to acquire ClientConnect Shares then outstanding (each, a "ClientConnect Option"), whether or not then exercisable, shall be exchanged and converted into an option to purchase Perion Shares pursuant to the Perion Equity Incentive Plan in accordance with this Section 1.2(a).  Each ClientConnect Option so converted shall continue to have, and be subject to, the same vesting schedule (including the same terms and conditions regarding acceleration, if any), all as set forth in the applicable agreement governing the terms and conditions of such ClientConnect Option immediately prior to the Closing.  As of the Closing, (i) each ClientConnect Option shall be exercisable for that number of whole shares of Perion Shares equal to the product of the number of ClientConnect Shares that were issuable upon exercise of such ClientConnect Option immediately prior to the Closing multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of Perion Shares (with a half share being rounded up), and (ii) the per share exercise price for each share of Perion Shares issuable upon exercise of each ClientConnect Option so converted shall be equal to the quotient determined by dividing the exercise price per ClientConnect Share at which such ClientConnect Option was exercisable immediately prior to the Closing by the Exchange Ratio, rounded to the nearest whole cent (with a half cent being rounded up), and (iii) the remaining term of any ClientConnect Option that exceeds five years shall be reduced to five years from the Closing Date.

(b)           Registration Statement (Stock Options).  Prior to Closing or within thirty (30) calendar days thereafter, Perion shall register the Perion Shares issuable upon exercise of ClientConnect Options exchanged pursuant to Section 1.2(a) and upon exercise of the New Securities issued pursuant to Section 5.11(b) by filing an effective registration statement on Form S-8 (or any successor form) or another appropriate form with the SEC (as defined herein), and Perion shall use commercially reasonable efforts to maintain the effectiveness of such registration statement and maintain the current status of the prospectus with respect thereto for so long as such options remain outstanding.

(c)           Registration Statement (Perion Shares). Perion shall take all actions required pursuant to the Registration Rights Undertaking, including in connection with filing with the SEC, as soon as practicable following the filing of the Perion Annual Report on Form 20-F for the 2013 fiscal year (and in any event within the earlier of (i) thirty (30) calendar days following the filing of such Perion Annual Report and (ii) one hundred and fifty (150) calendar days following the Closing Date), a registration statement covering the resale of Perion Shares issued at Closing on Form F-3  in accordance with the terms and conditions set forth in the Registration Rights Undertaking.

1.3           Closing.  The consummation of the Share Purchase (the "Closing") shall take place at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Road, Ramat Gan, Israel, or at such other location as the parties hereto agree, at 10:00 a.m. local time on a date to be mutually agreed upon by Perion and Conduit, which date shall be no later than the second Business Day after all of the conditions set forth in ARTICLE 6 of this Agreement have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing), or at such other time and place as Perion and Conduit shall mutually agree.  The date on which the Closing occurs is sometimes referred to in this Agreement as the "Closing Date." The Parties agree to use reasonable commercial efforts to enable the Closing to be held on or about January 7, 2014.

1.4           Closing Spreadsheet.  The information set forth in the Signing Spreadsheet is an estimate only, and the actual number of Perion Shares and Perion Options to be issued to the ClientConnect Shareholders and ClientConnect Optionholders, respectively, shall be as set forth in the Closing Spreadsheet.

1.5           Closing Deliveries.

(a)           Perion Deliveries.  Perion shall deliver to Conduit (or such other Person as specified below), at or prior to the Closing, each of the following:

(i)              irrevocable instruction letter to American Stock Transfer & Trust Company LLC, Perion's U.S. transfer agent, directing it to issue the Share Purchase Consideration to the respective ClientConnect Shareholders as set forth in the Closing Spreadsheet;

(ii)            a certificate, dated as of the Closing Date, executed on behalf of Perion by the Chief Executive Officer and the Chief Financial Officer of Perion, to the effect that each of the conditions set forth in clause (a), (c), (d), (e), (f), (g) and (i) of Section 6.2 have been satisfied;

(iii)           a certificate, dated as of the Closing Date and executed on behalf of Perion by the Secretary of Perion, certifying (A) the Memorandum and Articles of Association of Perion, as amended to date (together, the "Perion Charter Documents"), (B) the resolutions of the Perion Board of Directors approving the Share Purchase, this Agreement, and all the transactions contemplated by this Agreement and (C) the resolutions of the Perion Shareholders approving this Agreement and all the transactions contemplated by this Agreement; and

(iv)           Registration Rights Undertaking duly executed by Perion, in the form attached here as Exhibit J (the "Registration Rights Undertaking"); and

(v)            a legal opinion of Kramer Levin Naftalis and Frankel LLP., U.S. legal counsel to Perion, substantially in the form attached hereto as Exhibit K; and

(vi)           evidence satisfactory to Conduit of the resignation of both of the Resigning Perion Directors prior to the Closing as directors of Perion effective no later than immediately prior to the Closing.

(b)           Conduit Deliveries.  Conduit and ClientConnect shall deliver to Perion, at or prior to the Closing:

(i)             certificates, dated as of the Closing Date and executed on behalf of Conduit and ClientConnect by each of Conduit's and ClientConnect's Chief Executive Officer and Chief Financial Officer, respectively, to the effect that each of the conditions set forth in clauses (a), (c), (d), (e), (f), (g) and
(i) of Section 6.3 have been satisfied;

(ii)            a certificate, dated as of the Closing Date and executed on behalf of Conduit by the Secretary of Conduit, certifying (A)  the resolutions of the Conduit Board of Directors approving the Share Purchase, this Agreement, and all the transactions contemplated by this Agreement and (B) the resolutions of the Conduit Shareholders approving this Agreement and all the transactions contemplated by this Agreement, including the Share Purchase (which resolutions shall constitute the Section 350 Voting Approval (as defined below);

(iii)           a certificate, dated as of the Closing Date and executed on behalf of ClientConnect by the Secretary of ClientConnect, certifying (A) the Articles of Association, including all amendments thereto, of ClientConnect, as amended to date (together, the "ClientConnect Charter Documents") and (B) the resolutions of the ClientConnect Board of Directors approving the Share Purchase, this Agreement, and all the transactions contemplated by this Agreement;

(iv)           evidence satisfactory to Perion of the resignation of each of the directors of ClientConnect in office immediately prior to the Closing as directors of ClientConnect effective no later than immediately prior to the Closing;

(v)            the Closing Spreadsheet (as such term is defined in Section 5.10) completed to include all of the information specified in Section 5.10, and a certificate executed by the Chief Financial Officer of Conduit on behalf of Conduit, dated as of the Closing Date, certifying that such Closing Spreadsheet is true, correct and complete; and

(vi)           the shareholders registry of ClientConnect certified as true and complete by the Secretary of ClientConnect, evidencing the ownership of all of the outstanding ClientConnect Shares by Perion.

1.6           Shares and Rights Not Transferable.  For as long as this Agreement is in force, no ClientConnect Securityholder shall be permitted to sell, transfer, assign or exercise any of its ClientConnect Shares and/or ClientConnect Options, or subject such securities to any Encumbrances, except for ClientConnect Options that would otherwise expire pursuant to their terms prior to the Closing Date.  The rights of the ClientConnect Securityholders under this Agreement as of immediately prior to the Closing are personal to each such securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution.  Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void. Perion acknowledges that as of the date hereof, the issued shares of ClientConnect consist only of one share held in trust, on behalf of Conduit, by MLG&LB Trust Ltd., and that under no circumstances shall MLG&LB Trust Ltd. have any liability or obligation whatsoever to Perion in connection with the transactions contemplated by this Agreement.

1.7           No Further Rights.  The aggregate Share Purchase Consideration paid or payable in accordance with the terms hereof shall be in full satisfaction of all rights pertaining to the ClientConnect Share Capital. The Perion Options issued in exchange for the ClientConnect Options in accordance with the terms hereof shall be in full satisfaction of all rights pertaining to the ClientConnect Options. After the Closing, there shall be no further registration of transfers on the records of ClientConnect of shares of ClientConnect Share Capital which were issued and outstanding immediately prior to the Closing and there shall be no issuances of ClientConnect Share Capital upon the purported exercise or conversion of any securities issued by ClientConnect prior to the Closing.   After the Closing, by virtue of the Arrangement, no ClientConnect Securityholder shall have the right (i) to receive any securities of ClientConnect or Perion other than the Perion Shares or Perion Options set forth opposite such Person's name on the Closing Spreadsheet or (ii) to make any claim with respect to the authority of any Party to enter into this Agreement or enforceability of the Share Purchase or any of the transactions contemplated hereby.

1.8           ClientConnect Net Working Capital.

(a)           On or about January 6, 2014, Conduit shall deliver to Perion a certificate executed on behalf of Conduit by the Chief Financial Officer of Conduit detailing Conduit’s good faith best preliminary estimate of the ClientConnect Net Working Capital as of December 31, 2013 (the "Preliminary ClientConnect Net Working Capital Certificate").  The Preliminary ClientConnect Net Working Capital Certificate shall be prepared by Conduit in U.S. Dollars and in accordance with GAAP and shall present Conduit’s good faith best estimate of the estimated ClientConnect Net Working Capital as of the close of business on December 31, 2013.

(b)           "ClientConnect Net Working Capital" means (A) ClientConnect's total current assets as of the close of business on December 31, 2013 (in U.S. dollars and as determined in accordance with GAAP) less (B) ClientConnect's total current liabilities as of the close of business on December 31, 2013 (in U.S. dollars and as determined in accordance with GAAP), excluding (i) employment liabilities (other than severance), (ii) deferred revenues and (iii) the payments due to Perion for the months of November and December 2013 pursuant to the Publisher Agreement.  The calculation of ClientConnect Net Working Capital shall be based on the books and records of ClientConnect.

(c)           The Closing shall not be delayed or withheld following delivery of the Preliminary ClientConnect Net Working Capital Certificate as a result of any matter or circumstance relating to the ClientConnect Net Working Capital, the calculations thereof or any dispute with respect thereto. Conduit and its Representatives shall have no liability in connection with the content of the Preliminary ClientConnect Net Working Capital Certificate or the delivery thereof. Nothing in this Section 1.8 or in the Preliminary ClientConnect Net Working Capital Certificate shall amend or derogate from any provisions of the Split Agreement and/or the Working Capital Financing Agreement that is a schedule thereto.

1.9           Certain Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) imposed on a Party in connection with this Agreement shall be paid by such Party when due, and each such Party, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

ARTICLE 2
Representations and Warranties of Conduit and ClientConnect

Subject to the disclosures set forth in the disclosure letter of Conduit and ClientConnect delivered to Perion concurrently with the execution of this Agreement (the “ClientConnect Disclosure Letter”) (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this ARTICLE 2 to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the text of the disclosures) and each of which disclosures shall also be deemed to be representations and warranties made by Conduit and ClientConnect to Perion under this ARTICLE 2), Conduit and ClientConnect, jointly and severally, represent and warrant to Perion, as of the Agreement Date, as set forth below. The representations and warranties relating to ClientConnect, including the references to the ClientConnect Disclosure Letter and the content thereof, are made as if, solely with respect to the representations and warranties of ClientConnect set forth in this Section 2, the Split occurred pursuant to the Split Agreement at the Agreement Date. References herein to ClientConnect include the US Subsidiary and the Dutch Subsidiary (unless the context otherwise requires).

2.1           Organization, Standing and Power.

(a)           Conduit, incorporated in Israel, is a company duly organized and validly existing under the laws of the State of Israel.  Conduit has the requisite corporate power to own, lease, license, and use those of its properties and assets that shall be transferred to ClientConnect in the Split and to carry on the ClientConnect Business as now being conducted and is duly qualified to do the ClientConnect Business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which ClientConnect is qualified to do business as a foreign corporation and in each jurisdiction in which the ownership, leasing, licensing or use of those of its properties and assets that shall be transferred to ClientConnect in the Split, or the conduct or nature of the ClientConnect Business, makes such qualification, licensing or admission necessary.

(b)           ClientConnect, incorporated in Israel, is a company duly organized and validly existing under the laws of the State of Israel.  ClientConnect has the requisite corporate power to own, lease, license, and use its properties assets and to carry on the ClientConnect Business as now being conducted and is duly qualified to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which ClientConnect is qualified to do business as a foreign corporation and in each jurisdiction in which the ownership, leasing, licensing or use of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary. Conduit and ClientConnect have delivered a true, correct and complete copy of the Articles of Association of each of Conduit and ClientConnect, as in effect as of the Agreement Date, to Perion.  Neither ClientConnect nor the ClientConnect Business is in violation of any of the provisions of the Articles of Association of Conduit as in effect as of the Agreement Date (together, the "Conduit Charter Documents") or the ClientConnect Charter Documents.  Except as disclosed in Schedule 2.1(a)(i) of the ClientConnect Disclosure Letter, ClientConnect does not directly or indirectly own, and has not since ClientConnect's inception directly or indirectly owned, any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.  All the outstanding share capital of each Subsidiary of ClientConnect and any interest disclosed in Schedule 2.1(a)(i) of the ClientConnect Disclosure Letter is owned by ClientConnect free and clear of all Encumbrances and all claims or charges of any kind, and is validly issued, fully paid up and nonassessable.  Schedule 2.1(a)(ii) of the ClientConnect Disclosure Letter sets forth each jurisdiction where ClientConnect is so qualified, licensed or admitted to do the ClientConnect Business. Other than the US Subsidiary and the Dutch Subsidiary, ClientConnect does not own, directly or indirectly, any Subsidiary.

(c)           Schedule 2.1(c) of the ClientConnect Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the ClientConnect Board of Directors and any committee thereof; and (ii) the names and titles of the officers of ClientConnect.

2.2           Capital Structure.

(a)           The authorized share capital of ClientConnect consists solely of 1,000,000,000 shares, all of which are designated as ClientConnect Shares. A total of 225,821,256 ClientConnect Shares are issued and outstanding as of the Agreement Date (based on the Conduit Share Capital as of the Agreement Date), and after giving effect to the Split, a total of 225,821,256 ClientConnect Shares, will be issued and outstanding as of the Closing Date (based on Conduit’s knowledge as of the Agreement Date, and such number of ClientConnect Shares may be updated by the Closing Spreadsheet).  ClientConnect holds no treasury shares.  Except as set forth on Schedule 2.2(a)(i) of the ClientConnect Disclosure Letter, there are no other issued and/or outstanding shares of share capital or other securities of ClientConnect and no outstanding commitments or Contracts that obligate ClientConnect to issue any shares of share capital or other securities of ClientConnect or options or rights to acquire any ClientConnect Share Capital under any circumstances other than pursuant to the exercise of outstanding Conduit Options under the Conduit Option Plan, as set forth on the Signing Spreadsheet and as updated in the Closing Spreadsheet.  Schedule 2.2(a)(ii) of the ClientConnect Disclosure Letter accurately sets forth, based on the Conduit Share Capital as of the Agreement Date, the name of each Person that is contemplated to be registered as the owner of any ClientConnect Shares and the number of such shares so contemplated to be owned by such Person following the Split.  To Conduit’s knowledge, the number of such shares set forth as being so contemplated to be owned by such Person constitutes the entire record interest of such person in the issued and outstanding share capital or voting securities of ClientConnect.  All issued and outstanding shares of ClientConnect Share Capital and any interests in share capital of ClientConnect are duly authorized, validly issued in compliance with all applicable Legal Requirements, and all requirements set forth in the ClientConnect Charter Documents, all of which were provided to Perion, and Contracts fully paid and non-assessable and, to Conduit's knowledge, are free of any Encumbrances and all claims or charges of any kind, preemptive rights, rights of first refusal or similar right or limitation or “put” or “call” rights, other than as set forth in the ClientConnect Charter Documents and in accordance with any Legal Requirement. ClientConnect has never declared or paid any dividends on any shares of ClientConnect Share Capital.  There is no liability for dividends accrued and unpaid by ClientConnect. Neither Conduit nor ClientConnect is under any obligation to register under applicable Israeli securities law any shares of ClientConnect Share Capital or any other securities of ClientConnect, whether currently outstanding or that may subsequently be issued. Schedule 2.2(a)(iii) of the ClientConnect Disclosure Letter sets forth for each Subsidiary of ClientConnect the amount of its authorized share capital, the amount of its outstanding share capital and the record of its outstanding share capital, and there are no other shares or other equity securities of any Subsidiary ClientConnect issued, reserved for issuance or outstanding.  All of the outstanding equity securities and other securities of each Subsidiary of ClientConnect are owned of record and beneficially by ClientConnect, free and clear of all Encumbrances other than as set forth in the governing documents of the applicable Subsidiary.

(b)           Conduit Options and ClientConnect Options.

(i)             Each grant of Conduit Options was duly authorized and validly issued in compliance with all applicable Legal Requirements.  All Conduit Ordinary Shares issued or issuable upon exercise of Conduit Options will be duly authorized, validly issued, fully paid and non-assessable and free of any Encumbrances, preemptive rights, rights of first refusal or "put" or "call" rights created by any Legal Requirements, other than as set forth in the Conduit Charter Documents and the Conduit Option Plan.

(ii)            ClientConnect has reserved 20,000,000 Ordinary Shares for issuance to employees, directors and consultants of ClientConnect pursuant to the ClientConnect Option Plan, of which 12,493,208 Ordinary Shares are subject to outstanding and unexercised Options, and 7,506,792 Ordinary Shares remain available for issuance thereunder. All of such ClientConnect Options derive directly, pursuant to the Split, from corresponding Conduit Options, and are based on the assumption that all ClientConnect Employees and ClientConnect Consultants will become employees and consultants of ClientConnect at the closing of the Split. Based on the assumptions set forth above and as may be updated by the Closing Spreadsheet, Schedule 2.2(b)(ii) of the ClientConnect Disclosure Letter sets forth, a true, correct and complete list of all holders of outstanding ClientConnect Options, including the number of ClientConnect Shares subject to each ClientConnect Option, the original date of grant, the vesting schedule (and the terms of any acceleration thereof) and the exercise price per share (the adjusted exercise price per share following the Closing Date shall be included in the Closing Spreadsheet), whether each such ClientConnect Option was granted pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102(b) or Section 102(c) (or the corresponding status under applicable non-Israeli Tax law) and specifying the Section and subsection of the Israeli Income Tax Ordinance pursuant to which such ClientConnect Option was granted and the expiration date of such ClientConnect Option. Correct and complete copies of all option agreements (the “Option Agreements”) relating to each ClientConnect Option have been provided to Perion’s counsel, and such Option Agreements have not, been amended, modified or supplemented since being provided to Perion’s counsel, and there are no agreements, understandings or commitments to amend, modify or supplement such, other than as set forth in the Split Agreement and in connection with the transactions contemplated by this Agreement. All tax rulings, opinions, correspondence and filings with the Israeli Tax Authority relating to any ClientConnect Options have been provided to Perion’s counsel.  Each grant of ClientConnect Options was duly authorized and validly issued in compliance with all applicable Legal Requirements. All ClientConnect Shares issued or issuable upon exercise of ClientConnect Options will be duly authorized, validly issued, fully paid and non-assessable and free of any Encumbrances, preemptive rights, rights of first refusal or "put" or "call" rights created by any Legal Requirements, other than as set forth in the ClientConnect Charter Documents and the Option Agreements.

(c)           Other than as set forth on Schedules 2.2(a)(ii) and 2.2(b)(ii) of the ClientConnect Disclosure Letter, no Person has any right to acquire any shares of ClientConnect Share Capital or any ClientConnect Options or other rights to purchase shares of ClientConnect Share Capital or other securities of ClientConnect from ClientConnect or to the actual knowledge (without any inquiry) of Conduit, from any ClientConnect Securityholder.

(d)           No bonds, debentures, notes or other Indebtedness of ClientConnect (i) granting its holder the right to vote on any matters on which any ClientConnect Securityholder may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of ClientConnect, is issued or outstanding (collectively, “ClientConnect Voting Debt”).

(e)           Except for the ClientConnect Options described in Schedule 2.2(b)(ii) of the ClientConnect Disclosure Letter or as otherwise contemplated by this Agreement, there are no options, warrants, calls, rights or Contracts of any character to which Conduit or ClientConnect is a party or by which Conduit or ClientConnect is bound obligating Conduit or ClientConnect to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any ClientConnect Share Capital, ClientConnect Options or other rights to purchase shares of ClientConnect Share Capital or other securities of ClientConnect, or any ClientConnect Voting Debt, or obligating ClientConnect to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such ClientConnect Option, call, right or Contract. There are no Contracts relating to voting, purchase, sale or transfer of any ClientConnect Share Capital (i) between or among ClientConnect and any ClientConnect Securityholder, other than written contracts granting ClientConnect the right to purchase unvested shares upon termination of employment or service, and (ii) to the actual knowledge (without any inquiry) of Conduit, between or among any of ClientConnect Securityholders.  Except as set forth in Schedule 2.2(e) of the ClientConnect Disclosure Letter, no Contract of any character to which Conduit or ClientConnect is a party to or by which Conduit or ClientConnect is bound relating to any ClientConnect Options requires or otherwise provides for any accelerated vesting of any ClientConnect Options in connection with the Share Purchase or the Split or any other transaction contemplated by this Agreement or upon termination of employment or service with Conduit or with Perion or ClientConnect, or any other event, whether before, upon or following the Share Purchase, the Split or otherwise.

(f)            100% of the issued and outstanding ClientConnect Share Capital, on an actual basis and on an as-converted (or as-exercised) basis, taking into consideration any and all convertible or exchangeable securities and other interests in ClientConnect, is owned of record by ClientConnect Securityholders as set forth in the Signing Spreadsheet as updated by the Closing Spreadsheet, which includes the address of each such holder, and will be owned immediately following the Closing by Perion free and clear of all Encumbrances.

(g)           The Signing Spreadsheet accurately sets forth as of the date hereof, and the Closing Spreadsheet will accurately set forth, as of immediately prior to Closing, the name of each Person that is the registered owner of any shares of ClientConnect Share Capital and/or ClientConnect Options  and the number and kind of such shares so owned, or subject to ClientConnect Options so owned, by such Person.  The number of such shares set forth as being so owned, or subject to ClientConnect Options so owned, by such Person will constitute the entire interest of such person in the issued and outstanding share capital, voting securities or other securities of ClientConnect. No Person not disclosed in the Signing Spreadsheet, and as of the Closing, no Person not disclosed in the Closing Spreadsheet will have a right to acquire any shares of ClientConnect Share Capital and/or ClientConnect Options from ClientConnect.  In addition, to Conduit’s knowledge, the shares of ClientConnect Share Capital and/or ClientConnect Options disclosed in the Signing Spreadsheet is, as of the date hereof, and in the Closing Spreadsheet will be, as of the Closing, free and clear of any Encumbrances other than as set forth in the ClientConnect Charter Documents and the Option Agreements.

2.3           Authority; Noncontravention.

(a)           Conduit and ClientConnect have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Conduit and ClientConnect, subject to the Court Approval and Section 350 Voting Approval.  This Agreement has been duly executed and delivered by Conduit and ClientConnect and constitutes the valid and binding obligation of Conduit and ClientConnect enforceable against each of Conduit and ClientConnect in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  The Conduit Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Conduit Board of Directors, has approved the Split, the Split Agreement, this Agreement, the Share Purchase and the other transactions contemplated by the Split Agreement and by this Agreement and determined that the Split, the Split Agreement, this Agreement, the Share Purchase and the other transactions contemplated by the Split Agreement and by this Agreement are advisable, fair to and in the best interests of Conduit and the Conduit Shareholders, and directed that the adoption of the Split, the Split Agreement, this Agreement and the terms and conditions thereof, the Share Purchase and the other transactions contemplated by the Split Agreement and by this Agreement be submitted to the Conduit Shareholders for consideration and unanimously recommended that all of the Conduit Shareholders adopt such agreements and transactions.  The ClientConnect Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the ClientConnect Board of Directors, has approved the Split, the Split Agreement, this Agreement, the Share Purchase and the other transactions contemplated by the Split Agreement and by this Agreement and determined that the Split, the Split Agreement, this Agreement and the terms and conditions thereof, the Share Purchase and the other transactions contemplated by the Split Agreement and by this Agreement are advisable, fair to and in the best interests of ClientConnect and the ClientConnect Shareholders and directed that the adoption of the Split Agreement, this Agreement, the Share Purchase and the other transactions contemplated by the Split Agreement and by this Agreement be submitted to the ClientConnect Shareholders for consideration and unanimously recommended that all of the ClientConnect Shareholders adopt such agreements and transactions.

(b)           The execution and delivery of this Agreement by Conduit and ClientConnect, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets primarily used in  of the ClientConnect Business or ClientConnect or any of the shares of ClientConnect Share Capital or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to: (A) any provision of the Conduit Charter Documents or ClientConnect Charter Documents or any resolution adopted by the Conduit Shareholders or ClientConnect Shareholders or (B) any material Legal Requirements applicable to Conduit or ClientConnect or any of the properties or assets primarily used in the ClientConnect Business.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Conduit or ClientConnect in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not impair Conduit’s or ClientConnect’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and would not prevent, alter or delay any of the transactions contemplated by this Agreement.

2.4           Carve-Out Special Purpose Financial Statements.

(a)           Conduit has delivered to Perion, the carve-out special purpose financial statements of ClientConnect for each of the two years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 and as of December 31, 2012 and 2011 and as of June 30, 2013 (the “Reporting Periods”) relating to the assets, liabilities and activities of the historical operations of the ClientConnect Business as if it had operated as a standalone entity, together with the expected GAAP reconciliation data of such financial statements (collectively, the “Carve-Out Special Purpose Financial Statements”), which are included as Schedule 2.4(a) of the ClientConnect Disclosure Letter.  The Carve-Out Special Purpose Financial Statements (i) are based on assumptions made by Conduit at the time of the Agreement Date prior to the Split, (ii) are derived from and in accordance with the audited financial statements and books and records of Conduit, based on good faith assumptions in allocating shared costs between the ClientConnect Business and other business of Conduit as further detailed in Note 1 of the Carve-Out Special Purpose Financial Statements in accordance with carve-out accounting principles and are applied on a consistent basis throughout the periods indicated (provided that the interim period financial statements are subject to normal recurring year-end audit adjustments) and consistent with each other, (iii) subject to the assumptions set forth above and given that ClientConnect Business was not a standalone business prior to the Split, fairly and accurately present the financial condition of the ClientConnect Business at the dates therein indicated and the results of operations and cash flows of the ClientConnect Business for the periods therein specified, and (iv) subject to the assumptions set forth above and given that ClientConnect Business was not a standalone business prior to the Split, are, true, complete and correct in all material respects. The ClientConnect Business has no “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act).

(b)           Conduit has delivered to Perion unaudited and un-reviewed consolidated financial statements of Conduit for the Reporting Periods (the "Conduit Historical Financial Statements") The Conduit Historical Financial Statements (i) comply as to form with applicable accounting requirements with respect thereto as of their respective dates, (ii) be prepared in U.S. Dollars in accordance with GAAP on a consistent basis throughout the periods indicated (provided that the interim period financial statements may be subject to normal recurring year-end audit adjustments) and consistent with each other, (iii) fairly and accurately present the financial position of Conduit as of the respective dates thereof and the results of operations and cash flows of Conduit for the periods covered thereby, and (iv) are true, complete and correct in all material respects.

(c)           Except as set forth in Schedule 2.4(c) of the ClientConnect Disclosure Letter, ClientConnect has no Liabilities which are required to be reflected in financial statements in accordance with carve-out accounting principles as described in Note 1 to Carve Out Special Purpose Financial Statements other than (i) those set forth or adequately provided for in the balance sheet included in the Carve-Out Special Purpose Financial Statements as of December 31, 2012 (the “ClientConnect Balance Sheet”); (ii) those incurred in the conduct of ClientConnect Business since December 31, 2012 (the “ClientConnect Balance Sheet Date”) in the ordinary course, consistent with past practice; (iii) obligations set forth on the face of the ClientConnect Contracts.

(d)           Schedule 2.4(d) of the ClientConnect Disclosure Letter accurately lists all Indebtedness of ClientConnect ("ClientConnect Debt") as of the Agreement Date and as of the Closing Date (after giving effect to the Split), including, for each item of ClientConnect Debt, the agreement governing the ClientConnect Debt and the interest rate, maturity date and any assets or properties securing such ClientConnect Debt. No ClientConnect Debt will be outstanding as of the Closing.

(e)           Neither Conduit, ClientConnect, nor, to the knowledge of Conduit, any Representative of Conduit or ClientConnect, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether made in writing or made orally to any director, executive officer, or inside legal counsel or, regarding any deficiency in the accounting or auditing practices, procedures, methodologies or methods of Conduit or ClientConnect or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Conduit or ClientConnect has engaged in questionable accounting or auditing practices.

2.5           Litigation.  Other than as set forth in Schedule 2.5 of the ClientConnect Disclosure Letter, there is no action, claim, proceeding, suit, hearing, litigation, arbitration or audit (whether civil, criminal, administrative, judicial or investigative) or any appeal therefrom or, to the knowledge of the relevant Party, any investigation, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel (a “Legal Proceeding”), or, to the knowledge of Conduit, threatened Legal Proceeding, against Conduit (solely with respect to the ClientConnect Business) or ClientConnect or any of the assets or properties of ClientConnect or the ClientConnect Business, including without limitation, any Conduit or ClientConnect Employee Plans, or, to the knowledge of Conduit, any of its directors, officers, independent contractors or employees (in their capacities as such or relating to their employment, services or relationship with ClientConnect).  There is no judgment, decree, rule, injunction or order against the ClientConnect Business or ClientConnect, any of the assets or properties of ClientConnect or the ClientConnect Business, or, to the knowledge of Conduit, any of its directors, officers, independent contractors or employees (in their capacities as such or relating to their employment, services or relationship with ClientConnect or the ClientConnect Business).  Other than as set forth in Schedule 2.5 of the ClientConnect Disclosure Letter, there is no Legal Proceeding that Conduit has pending or is currently planning to commence against any other Person with respect to the ClientConnect Business, or that ClientConnect has pending or is currently planning to commence against any other Person.  Conduit and ClientConnect have provided Perion with all documentation relating to any Legal Proceeding and material cease-and-desist letters involving the ClientConnect Business or ClientConnect since January 1, 2010.  Schedule 2.5 of the ClientConnect Disclosure Letter sets forth a list of all Legal Proceedings and material cease-and-desist letters involving the ClientConnect Business or ClientConnect since January 1, 2010.

2.6           Restrictions on ClientConnect Business Activities.  Except as set forth in Schedule 2.6 of the ClientConnect Disclosure Letter, there is no ClientConnect Material Contract, judgment, injunction, order or decree of or issued against Conduit (solely relating to the ClientConnect Business) or ClientConnect that restricts  or prohibits in any material respect, purports to restrict  or prohibit in any material respect, has or would reasonably be expected to have, whether before or after consummation of the Share Purchase, the effect of prohibiting, restricting or impairing in a material respect any current business practice of Conduit solely relating to the ClientConnect Business or ClientConnect, any acquisition of property by Conduit solely relating to the ClientConnect Business or ClientConnect or the conduct or operation of the ClientConnect Business or limiting the freedom of Conduit or ClientConnect in any material respect to engage in the ClientConnect Business or any line of business, to sell, license or otherwise distribute services or products in any market or geographic area, or to compete with any Person, including any grants by Conduit, solely with respect to the ClientConnect Business, or by ClientConnect, of exclusive rights or exclusive licenses.

2.7           Compliance with Laws; Governmental Permits.

(a)           To Conduit's knowledge, Conduit (solely with respect to the ClientConnect Business) and ClientConnect have complied in all material respects with, are not in any material violation of, any Legal Requirement (which for purposes of this Section 2.7(a) shall not include matters covered in Section 2.9(p)), including the ClientConnect Charter Documents. Conduit (solely with respect to the ClientConnect Business) and ClientConnect have not received any notices of violation with respect to any Legal Requirement, all except for failure or violations that would not have a Material Adverse Effect on ClientConnect.

(b)           To Conduit's knowledge, Conduit and ClientConnect have obtained each material Israeli or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity  (i) pursuant to which the ClientConnect Business and ClientConnect operate or hold any interest in any of its assets or properties (which for purposes of this section 2.7(a) shall not include matters covered in Section 2.9) or (ii) that is required for the operation of the ClientConnect Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “ClientConnect Authorizations”), except for failure to obtain such consent, license, permit, grant, or other authorization that  would not have a Material Adverse Effect on ClientConnect, and all of the ClientConnect Authorizations are in full force and effect, before and after giving effect to the Split.  Schedule 2.7(b) of the ClientConnect Disclosure Letter identifies each ClientConnect Authorization.  Neither Conduit nor ClientConnect has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any ClientConnect Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any ClientConnect Authorization.  Conduit and ClientConnect have complied with all of the terms of the ClientConnect Authorizations in all material respects and none of the ClientConnect Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Split, the Share Purchase or the other transactions contemplated by the Split Agreement or this Agreement.

(c)           Except as set forth in Schedule 2.7(c) of the ClientConnect Disclosure Letter, to Conduit’s knowledge, Conduit has obtained all approvals necessary for (i) exporting and re-exporting the ClientConnect Products in accordance with all applicable export control regulations, and (ii) importing the ClientConnect Products into any country in which the ClientConnect Products are now sold or licensed for use, except for failure to obtain approval would not have a Material Adverse Effect on ClientConnect.  All such export and import licenses and approvals throughout the world are valid, current, outstanding and in full force and effect, and Conduit and ClientConnect are in compliance in all material respects with the terms of all such export and import licenses or approvals.  Except as set forth in Schedule 2.7(c) of the ClientConnect Disclosure Letter there are no pending Legal Proceedings, or threatened claims against Conduit or ClientConnect with respect to such export and import licenses and approvals.  Neither the ClientConnect Business nor ClientConnect use or develop, or engage in, encryption technology, technology with military applications, or other technology whose development, commercialization or export is restricted under applicable Legal Requirements, and the ClientConnect Business does not require Conduit or ClientConnect to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended.

2.8           Title to, Condition and Sufficiency of Assets.

(a)           ClientConnect owns no real property. Except as set forth in Schedule 2.8 of the ClientConnect Disclosure Letter and as specifically excluded in the Split Agreement or any of its exhibits, ClientConnect has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the ClientConnect Balance Sheet or acquired after the ClientConnect Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the ClientConnect Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford ClientConnect valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.  Schedule 2.8 of the ClientConnect Disclosure Letter identifies each parcel of real property leased by the US Subsidiary and the Dutch Subsidiary.  Conduit has heretofore provided to Perion’s counsel true, correct and complete copies of all leases, subleases and other agreements under which ClientConnect uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.

(b)           The assets, properties and rights transferred by Conduit to ClientConnect pursuant to the Split Agreement or made available under the Office and Administrative Service Agreement constitute, in all material respects, all the assets, properties and rights that are necessary to conduct the ClientConnect Business as currently conducted and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties and to provide the “Services” under the Transition Service Agreement, all without (A) the need for Perion to acquire or license any other asset, or property (except as set forth in the Split Agreement and the Conduit Services Agreement), or (B) the breach or violation of any ClientConnect Material Contract.

(c)           The representations and warranties set forth in this Section 2.8 do not apply to Intellectual Property, Intellectual Property Rights or other intellectual property assets or rights.

2.9           Intellectual Property.

(a)           As used in this Agreement, the following terms have the meanings indicated below:

(i)             “Governmental Grant” means any grant, loan, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the OCS, the State of Israel, and other bi- or multi-national grant programs for the financing of research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.

(ii)            “Intellectual Property” means (A) Intellectual Property Rights; and (B) Proprietary Information and Technology.

(iii)           “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with Trade Secrets, confidential and proprietary information, know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(iv)           “ClientConnect Intellectual Property” means any and all ClientConnect Owned Intellectual Property and any and all material Third Party Intellectual Property that is licensed to and/or used by ClientConnect.

(v)           “ClientConnect Intellectual Property Agreements” means any Contract governing any ClientConnect Intellectual Property to which ClientConnect is a party or bound by or a beneficiary of, except for non-disclosure agreements entered in the ordinary course of business, forms of which have been provided to Perion, and Contracts for Third Party Intellectual Property that is generally, commercially available software and (i) is not material to the ClientConnect Business or ClientConnect; (ii) has not been materially modified or customized for the ClientConnect Business or ClientConnect; and (iii) is licensed for a onetime fee or an annual fee under $1,000 for a single user or work station, or $100,000 in the aggregate for all users and work stations.

(vi)           “ClientConnect Owned Intellectual Property” means any and all Intellectual Property that is owned by ClientConnect.

(vii)          “ClientConnect Products” means all products or services of the ClientConnect Business that are produced, marketed, licensed, sold, distributed, offered or made available by or on behalf of ClientConnect and all products or services of the ClientConnect Business that are currently under development by ClientConnect.

(viii)         “ClientConnect Registered Intellectual Property” means, with respect to the ClientConnect Business, Israeli, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Internet domain names; and (D) registered copyrights and applications for copyright registration; registered in the name of ClientConnect.

(ix)           “ClientConnect Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, if any, of any ClientConnect Owned Intellectual Property or ClientConnect Products.

(x)            “ClientConnect Trade Secrets” means all Trade Secrets owned by Conduit (with respect to the ClientConnect Business) or ClientConnect.

(xi)            “Open Source Materials” means software or other material that is distributed as “free software” or “open source software” as such terms are defined by the Free Software Foundation, or under licensing or distribution terms substantially similar thereto, including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License.

(xii)           “Personal Data” means (a) personally identifiable information (e.g. name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, or passport number, and (b) “sensitive information” as defined by the Israeli Privacy Protection Law, 1981.

(xiii)          “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as Trade Secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xiv)         “Third Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(xv)          “Trade Secrets” means all non disclosed and non-public inventions (whether or not patentable) and improvements thereto, know-how, research and development information, business plans, specifications, designs, processes, process libraries, technical data, customer data, financial information, pricing and cost information, bills of material, or other confidential information exclusively owned by a Person, including any formula, pattern, compilation, program, device, method, technique, or process, that (i) provides an actual or potential independent economic value from not being generally known to and not being readily ascertainable by, other Persons, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(b)           Status.  ClientConnect owns and has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property primarily used by Conduit in the ClientConnect Business as currently conducted (except as set forth in the Split Agreement and except for those that would have an immaterial effect on ClientConnect) and the Network Identifiers and Marks (as defined in the Split Agreement) that include the word "Conduit", free and clear of any Encumbrances other than Permitted Encumbrances.  Except as set forth in Schedule 2.9 (b)(ii) of the ClientConnect Disclosure Letter,  ClientConnect is not currently obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise under any ClientConnect Intellectual Property Agreements with respect to Third Party Intellectual Property.  The ClientConnect Intellectual Property collectively constitutes all of the intangible assets, intangible properties, rights and Intellectual Property primarily used by Conduit in, the ClientConnect Business and necessary to provide the “Services” under the Transition Service Agreement, all without:  (i) the need for ClientConnect to acquire or license any other intangible asset, intangible property or Intellectual Property Right (other than as disclosed in Schedule 2.9 (b)(iii) of the ClientConnect Disclosure Letter), and (ii) to Conduit’s knowledge, the breach or violation of any ClientConnect Material Contract.  Neither Conduit nor ClientConnect has transferred ownership of, or agreed to transfer ownership of, or granted any exclusive licenses to, or agreed to grant any exclusive licenses to any third party in respect of any ClientConnect Owned Intellectual Property.  No third party has any ownership or lien on any of the ClientConnect Owned Intellectual Property.

(c)           ClientConnect Registered Intellectual Property.  Schedule 2.9(c)  of the ClientConnect Disclosure Letter lists all ClientConnect Registered Intellectual Property, and the jurisdictions in which all such Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and all actions that are required to be taken by Conduit and ClientConnect within 120 days of the Agreement Date with respect to such Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Registered Intellectual Property.  Each item of such Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in Israel and/or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Registered Intellectual Property and recording Conduit's and ClientConnect's ownership interests therein.

(d)           Governmental Grants and Consents. Except as set forth in Schedule 2.9(d) of the ClientConnect Disclosure Letter, Conduit and ClientConnect, respectively, is not now and never was, directly or indirectly, an applicant, recipient or beneficiary of any Governmental Grant whatsoever. None of the ClientConnect Owned Intellectual Property was developed or derived from, in whole or in part, funding or resources provided by, or are subject to restriction, constraint, control, supervision or limitation imposed by, the OCS or any other Governmental Entity or regulatory authority. No Governmental Entity has awarded any participation or provided any support to Conduit or ClientConnect or is or may become entitled to receive any royalties or other payments from Conduit or ClientConnect.

(e)           Private Grants.  At no time during the conception of or reduction to practice of any of the ClientConnect Owned Intellectual Property was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any private source, performing research sponsored by any private source or, to Conduit's knowledge, subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect, restrict or in any manner encumber Conduit's or ClientConnect's rights in such Intellectual Property.

(f)            Conduit Founders.  All rights in, to and under all Intellectual Property created by any of Ronen Shilo, Dror Erez and Gaby Bilczyk for or on behalf of the ClientConnect Business and/or ClientConnect (i) prior to the inception of Conduit and/or ClientConnect or (ii) prior to their commencement of employment with Conduit have been duly and validly assigned to Conduit, and Conduit has no reason to believe that any such Person is unwilling to provide Conduit or ClientConnect with such cooperation as may reasonably be required to complete and prosecute all appropriate U.S. and foreign patent and copyright filings related thereto.

(g)           Invention Assignment and Confidentiality Agreement.  Conduit and ClientConnect have secured from all consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any ClientConnect Owned Intellectual Property for the ClientConnect Business or ClientConnect (each a “ClientConnect Author”), unencumbered and unrestricted exclusive ownership of, all of the ClientConnect Authors’ Intellectual Property in such contribution and has obtained the waiver of all non-assignable rights.  No ClientConnect Author has retained any rights, licenses, claims or interest whatsoever with respect to any ClientConnect Owned Intellectual Property.  Without limiting the foregoing, Conduit and ClientConnect have obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former ClientConnect Authors.  Conduit and ClientConnect have provided to Perion copies of substantially all such forms currently and historically used by Conduit and ClientConnect, as applicable, and each proprietary information and invention disclosure and Intellectual Property assignment executed by each ClientConnect Author conforms to the forms Conduit has made available to Perion.

(h)           No Violation.   To Conduit's knowledge, no ClientConnect Employee or ClientConnect Consultant: (i) is in violation of any term or covenant of any Contract relating to invention disclosure, invention assignment, non-disclosure or non-competition; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Conduit (with respect to the ClientConnect Business) or ClientConnect that is subject to any agreement under which such ClientConnect Employee or ClientConnect Consultant has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(i)            Confidential Information.   Conduit and ClientConnect have taken all commercially reasonable steps required to protect and preserve the confidentiality of all material ClientConnect Owned Intellectual Property as well as confidential or non-public information provided by any third party (including, without limitation, Trade Secrets) to Conduit (with respect to Third Party Intellectual Property that is licensed to and/or used by ClientConnect or the ClientConnect Business) or ClientConnect under a written obligation of confidentiality (“ClientConnect Confidential Information”).  All current and former employees and contractors of Conduit and ClientConnect and any third party having access to ClientConnect Confidential Information are bound by a duty of confidentiality pursuant to Legal Requirement or have executed and delivered to Conduit a written legally binding agreement regarding the protection of such ClientConnect Confidential Information.  Conduit (solely with respect to the ClientConnect Business) and ClientConnect have implemented and maintains a reasonable security plan consistent with industry practices of companies offering similar services.

(j)            Non-Infringement.  To the knowledge of Conduit, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any ClientConnect Owned Intellectual Property by any third party.  Neither Conduit nor ClientConnect has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property.  To the knowledge of Conduit, the ClientConnect Owned Intellectual Property is not infringing, misappropriating or violating and has not infringed, misappropriated or violated the Intellectual Property of any third party.  Neither Conduit nor ClientConnect has been sued in any action, suit or proceeding or received any written communications (including any third party reports by users) alleging that ClientConnect Owned Intellectual Property has infringed, misappropriated, or violated or, by conducting the ClientConnect Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity.  No ClientConnect Owned Intellectual Property or ClientConnect Product is subject to any proceeding, order, judgment, settlement agreement or stipulation that restricts in any material respect in any manner the use, transfer, or licensing thereof by Conduit or ClientConnect, or which may affect the validity, use or enforceability of any such ClientConnect Owned Intellectual Property.

(k)           Digital Millennium Copyright Act.  Conduit and ClientConnect operate and have operated the ClientConnect Business in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (“DMCA”), including by informing users of its products and services of such policy, designating an agent for notice of infringement claims, registering such agent with the United States Copyright Office, and taking appropriate action expeditiously upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA.

(l)            Licenses; Agreements.  Except as set forth in Schedule 2.9(l) of the ClientConnect Disclosure Letter, neither the ClientConnect Business nor ClientConnect has granted, nor is the ClientConnect Business or ClientConnect bound by, or a party to, any options, licenses or agreements of any kind relating to any ClientConnect Owned Intellectual Property outside of normal nonexclusive licenses to use the ClientConnect Products in the ordinary course of the ClientConnect Business (copies of which have been provided to Perion’s counsel).  Neither the ClientConnect Business nor ClientConnect is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any ClientConnect Products or ClientConnect Owned Intellectual Property or any other property or rights.

(m)          Other Intellectual Property Agreements.

(i)             Conduit and ClientConnect are not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of Conduit’s or ClientConnect's obligations under this Agreement), in material breach of any ClientConnect Intellectual Property Agreement and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations, or remedies with respect to any ClientConnect Intellectual Property Agreements, or give any non-Conduit or non-ClientConnect party to any ClientConnect Intellectual Property Agreement the right to do any of the foregoing;

(ii)            Other than as set forth on Schedule 2.12(m)(ii) of the ClientConnect Disclosure Letter, there are no unresolved disputes regarding the scope of any ClientConnect Intellectual Property Agreements, or performance under any ClientConnect Intellectual Property Agreements including with respect to any payments to be made or received by Conduit or ClientConnect thereunder;

(iii)           No ClientConnect Intellectual Property Agreement requires ClientConnect to include any Third Party Intellectual Property in any ClientConnect Product or obtain any Person’s approval of any ClientConnect Product at any stage of development, licensing, distribution or sale of that ClientConnect Product;

(iv)           None of the ClientConnect Intellectual Property Agreements grants any third party exclusive rights to or under any ClientConnect Owned Intellectual Property;

(v)            None of the ClientConnect Owned Intellectual Property Agreements grants any third party the right to sublicense any ClientConnect Intellectual Property;

(vi)           Conduit and ClientConnect have obtained valid, written, perpetual non-terminable (other than for cause) licenses (sufficient for the conduct of the ClientConnect Business) to all Third Party Intellectual Property, that is incorporated into or integrated by Conduit or ClientConnect with any of the ClientConnect Products to the extent that such Third Party Intellectual Property cannot be easily replaced with any of ClientConnect's or any Third Party's Intellectual Property, and such licenses are listed in Schedule 2.9(m)(vi) of the ClientConnect Disclosure Letter; and

(vii)          ClientConnect has ownership or license rights to improvements or derivative works made by the ClientConnect Business or ClientConnect in the Third Party Intellectual Property that has been licensed to the ClientConnect Business or ClientConnect.

(n)           Source Code.  Neither Conduit nor ClientConnect has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any ClientConnect Source Code, other than disclosures to employees and ClientConnect Consultants involved in the development of ClientConnect Products.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by Conduit or the Subsidiary of any ClientConnect Source Code, other than disclosures to employees and ClientConnect Consultants involved in the development of ClientConnect Products.  Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any ClientConnect Source Code.

(o)           Open Source Software.  Schedule 2.9(o) of the ClientConnect Disclosure Letter identifies, to Conduit’s knowledge, all Open Source Materials used in any ClientConnect Products or in the conduct of the ClientConnect Business.  To Conduit’s knowledge, Conduit and ClientConnect are materially in compliance with the terms and conditions of all licenses for the Open Source Materials except for such failure to comply that would not have a Material Adverse Effect on ClientConnect.  To Conduit’s knowledge, other than as described in Schedule 2.9(o) of the ClientConnect Disclosure Letter, neither Conduit nor ClientConnect has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the ClientConnect Owned Intellectual Property or ClientConnect Products; (ii) distributed Open Source Materials which is incorporated within any ClientConnect Owned Intellectual Property or ClientConnect Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, obligations for ClientConnect that any ClientConnect Owned Intellectual Property would be (A) disclosed or distributed to a third party in Source Code form, (B)  licensed to third parties for the purpose of making derivative works, or (C)  redistributable at no charge), except for such incorporation, distribution or use that would not have a Material Adverse Effect on ClientConnect.

(p)           Privacy.  Conduit (solely with respect to the ClientConnect Business) has established privacy policies with respect to the Personal Data which are in material conformance with all applicable laws and regulations and the guidelines issued by the Israeli Law Information and Technology Authority ("ILITA"). Conduit (solely with respect to the ClientConnect Business) and ClientConnect and the conduct of the ClientConnect Business are in compliance in all material respects with such privacy policies and such applicable laws and regulations and the guidelines issued by ILITA relating to privacy, data protection, confidential information, credit cards and the collection, use, storage, disclosure, processing and transfer (including without limitation, import and export) of Personal Data including without limitation, all Personal Data collected by Conduit (solely with respect to the ClientConnect Business) or by third parties having authorized access to the records and/or systems and/or facilities of Conduit (collectively, "Data Protection Obligations").  The execution, delivery and performance of this Agreement, will comply with all Data Protection Obligations .  Neither Conduit nor ClientConnect have received any written complaint and/or notice and/or are aware of any material breach and/or violation of any Data Protection Obligations and/or, except as set forth in Schedule 2.9(p) of the ClientConnect Disclosure Letter of any investigations by any Governmental Entity regarding Conduit’s or ClientConnect's conduct of the ClientConnect Business, respectively, including without limitation, in respect of the collection, use, storage, processing, transfer and/or disclosure of Personal Data.

(q)           Personal Data.  No material breach or material violation of any security policy adopted by Conduit or ClientConnect has occurred or, to Conduit’s knowledge, is threatened, and to Conduit’s knowledge, there has been no material unauthorized or illegal use of or access to any of the data and/or information in and/or premises and/or systems of any of the distinct electronic or other database containing (in whole or in part) Personal Data maintained, hosted and/or primarily used for the ClientConnect Business. Neither Conduit (solely with respect to the ClientConnect Business) nor ClientConnect has experienced any material breach of security or otherwise unauthorized material access by third parties to the Confidential Information, including Personal Data (with respect to the ClientConnect Business) in ClientConnect's possession, custody or control.

2.10	Taxes.

(a)           Tax Returns and Payments.  All Tax Returns required to be filed by or on behalf of Conduit (the "Conduit Returns") have been timely and properly filed with the appropriate Tax Authorities and are true, accurate and complete in all material respects.  All material Taxes of Conduit that are due and payable have been timely and properly paid.  All material Taxes required to be withheld by Conduit have been properly and timely withheld and remitted.  Conduit has delivered to Perion accurate and complete copies of all income and other material Tax Returns filed by Conduit since January 1, 2010.  Schedule 2.10(a) of the ClientConnect Disclosure Letter lists each jurisdiction in which Conduit is required to file a Tax Return.  Conduit has not requested or been granted any extension of time to file a Tax Return, which Tax Return has not been filed.  To the knowledge of Conduit, no claim has ever been made by a Governmental Entity in a jurisdiction where Conduit does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  The Carve-Out Special Purpose Financial Statements properly and adequately accrue or reserve for Tax liabilities in accordance with Note 2j of the Carve-Out Special Purpose Financial Statements as if ClientConnect Business filed tax returns on a stand-alone basis (or separate return basis).

(b)           Audits; Claims.  No Conduit Return has ever been examined or audited by any Governmental Entity.  Conduit has not received from any Governmental Entity any written: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment.  No claim or Legal Proceeding is pending or, to Conduit’s knowledge, threatened against Conduit in respect of any Tax.  There are no liens for Taxes upon any of the assets for the primarily use of the ClientConnect Business except liens for current Taxes not yet due and payable (and for which there are adequate accruals).

(c)           Sufficiency.  To Conduit's knowledge, the total amounts set up as liabilities for current and deferred Taxes in the Carve-Out Special Purpose Financial Statements are sufficient in accordance with Note 2j of the Carve-Out Special Purpose Financial Statements as to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to Conduit up to and through the periods covered by the Carve-Out Special Purpose Financial Statements.

(d)           Closing Agreements; Etc.  ClientConnect will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date.  ClientConnect is not a party to or bound by any Tax allocation or sharing agreement.  ClientConnect is not a member of an affiliated, consolidated, combined, unitary or aggregate group for purposes of any Tax Return.

(e)           Transferee or Successor Tax Liability.  ClientConnect has no Liability for the Taxes of any Person as a transferee or successor or otherwise by operation of law, by Contract or otherwise, other than as set forth in the Split Agreement.

(f)            Withholding.  Conduit and ClientConnect have complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including income Taxes and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods.

(g)           Controlled Foreign Corporation.  ClientConnect does not own any interest in any controlled foreign corporation pursuant to Section 75B of the Israel Income Tax Ordinance, or other entity the income of which is required to be included in the income of Conduit or ClientConnect, other than the ClientConnect Subsidiaries.

(h)           VAT.  Each of Conduit and ClientConnect is duly registered for the purposes of Value Added Tax ("VAT"), as defined in the relevant laws concerning VAT in its country of organization, if applicable.  Conduit and ClientConnect have complied in all material respects with all laws concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. Conduit and ClientConnect have not made any exempt supplies in the current or preceding VAT year applicable to it and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it.

(i)            Section 102 Options.  Except as set forth in Schedule 2.10(i) of the ClientConnect Disclosure Letter, all Conduit Options and ClientConnect Options which Conduit and ClientConnect, respectively, have purported to grant pursuant to the "capital gain route" of Section 102(b) of the Israeli Income Tax Ordinance ("Section 102(b)") have been granted in compliance in all respects with the applicable requirements of Section 102(b), and the requirements of any rules or ITA policies relating to Section 102(b), including, without limitation, (i) the filing of applicable documents, applications and notices with the ITA, (ii) the appointment of an authorized trustee to hold the Conduit Options and ClientConnect Options pursuant to Section 102(b), and (iii) the timely deposit of such Conduit Options and ClientConnect Options with such trustee pursuant to the terms of Section 102(b) and guidelines published by the ITA.

(j)            Country of Organization.  Neither Conduit nor ClientConnect is treated for any Tax purpose as a resident in a country other than the country of its organization and neither Conduit nor ClientConnect has ever had a branch, agency or permanent establishment in a country other than the country of its organization.

(k)           Restructure Limitations.  Except in connection with the Tax Ruling, ClientConnect and, to Conduit’s actual knowledge (without any inquiry), the ClientConnect Shareholders (solely with respect to their holdings in ClientConnect), are not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance.

(l)            Tax Agreements and Rulings. Except as set forth in Schedule 2.10(l) of the ClientConnect Disclosure Letter and as contemplated under this Agreement, no closing agreements, rulings or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Entity with or in respect of Conduit or ClientConnect.  Except as set forth in Schedule 2.10(l) of the ClientConnect Disclosure Letter, neither Conduit nor ClientConnect has requested or received a ruling from any Tax authority (except for the election of tax route under Section 102(b) and the Tax Ruling).  Conduit and ClientConnect have made available to Perion accurate and complete copies of any Tax ruling relating to Conduit or ClientConnect obtained from the Israeli Tax Authority and applications therefor, including with respect to Conduit Options and ClientConnect Options, in each case since inception.

(m)          Transfer Pricing.  Conduit (solely with respect to the ClientConnect Business) and ClientConnect have made available to Perion all information and documentation with respect to any related party transactions subject to Section 85A of the Israeli Income Tax Ordinance conducted by Conduit or ClientConnect.

(n)           Tax Incentives. Schedule 2.10(n) of the ClientConnect Disclosure Letter lists each Tax exemption, Tax holiday or other Tax reduction agreement or arrangement ("ClientConnect Tax Incentive") to which Conduit or ClientConnect is entitled under the laws of the State of Israel, the period for which such ClientConnect Tax Incentive applies, and the nature of such ClientConnect Tax Incentive.  ClientConnect and Conduit have complied in all material respects with the Legal Requirements and the relevant approvals to be entitled to claim all such ClientConnect Tax Incentives, and to the knowledge of Conduit, there is no event or other set of circumstances that might lead to the revocation or material modification of any of such ClientConnect Tax Incentives.  Unless otherwise disclosed in Schedule 2.10(n) of the ClientConnect Disclosure Letter, no claim or challenge has been made, in writing, by any Governmental Entity with respect to Conduit's or ClientConnect's entitlement to any ClientConnect Tax Incentive, and consummation of the transactions contemplated by this Agreement will not adversely affect the continued qualification for the ClientConnect Tax Incentives or the terms or duration thereof or require any recapture of any previously claimed ClientConnect Tax Incentive.  Conduit and ClientConnect have provided to Perion all documentation relating to any ClientConnect Tax Incentive.  Conduit and ClientConnect are in compliance with the requirements for any applicable ClientConnect Tax Incentive in all material respects.

2.11	Employee Benefit Plans and Employee Matters.

(a)           Employee List.  Conduit and ClientConnect provided Perion with a list of all current employees of ClientConnect and all employees as of the Agreement Date who are contemplated to be employees of ClientConnect immediately after the Split (as may be updated at Closing) ("ClientConnect Employees"), and correctly reflects: (i) their name, title and dates of hire by Conduit; (ii) scope of their position (full-time, part-time or temporary status), each ClientConnect Employee’s classification as either exempt or non exempt from the overtime requirements under any applicable law; (iii) their current monthly salary (divided into base salary and global overtime payment, if relevant) or hourly wage rate, as applicable;  and (iv) any other compensation payable to them including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund  (including manager’s insurance and education fund), their respective contribution rates and the salary basis for such contributions, whether such employee's entire salary and any additional payments that are part of the determining salary for social contributions are subject to Section 14 Arrangement under the Israeli Severance Pay Law -1963  ("Section 14 Arrangement") and the date from which the Section 14 Arrangement applies to them.

(b)           Conduit and ClientConnect are not and never were a party to any collective bargaining agreement, or other Contract or arrangement with a labor union, trade union or other organization or body representing any of the ClientConnect Employees, or is otherwise required (under any legal requirement, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. Conduit and ClientConnect are not and never were members of any employers’ association or organization, and no employers’ association or organization has made any demand for payment of any kind from Conduit or ClientConnect. Except as set forth in Schedule 2.11(b), Conduit and ClientConnect are not and never were, and no ClientConnect Employee has benefited from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel.  To Conduit's knowledge, there are no labor organizations representing or purporting to represent or seeking to represent any ClientConnect Employees. Conduit has no knowledge of any activities or proceedings of any labor union to organize any ClientConnect Employees.  Neither Conduit nor ClientConnect engaged, and neither has ever been engaged, in any unfair labor practice of any nature. Neither Conduit nor ClientConnect has had any strike, slowdown, work stoppage, lockout, job action, labor dispute, union organizing activity or any similar activity or dispute or threat thereof, or question concerning representation, by or with respect to any of the ClientConnect Employees.  To Conduit's knowledge, no event has occurred and no condition or circumstances exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute now or in the future with respect to any ClientConnect Employees.

(c)           Leave of Absence.  There is no ClientConnect Employee who is not fully available to perform work because of disability or other leave (other than maternity leave) of more than 30 consecutive days (including unpaid leave).

(d)           At Will Employment.  Except as set forth in Schedule 2.11(d) of the ClientConnect Disclosure Letter, ClientConnect has no obligation to provide any particular form or period of notice prior to terminating the employment of any ClientConnect Employees, except as prescribed by applicable Legal Requirements or by any relevant applicable Contract according to which the employment of each of the ClientConnect Employees is terminable by ClientConnect, as applicable, with no more than 30 days prior notice.  Except as set forth in Schedule 2.11(d) all ClientConnect Employees and service providers (other than employees) that provides ClientConnect or Conduit with services primarily in relation to the ClientConnect Business and are contemplated to be engaged by ClientConnect immediately after the Split (as may be updated at Closing) ("ClientConnect Consultants") are lawfully entitled to work for ClientConnect without restriction or any visa, Permit or consent (from any academic institution, Governmental Entity, or any other Person) being required.

(e)           Employee Departures/Restrictions.  To Conduit's knowledge, no ClientConnect Employee is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person other than Conduit or the ClientConnect) that conflicts with or may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of Conduit or ClientConnect; or (B) the ClientConnect Business.

(f)            Employee Plans and Agreements.  All the ClientConnect Employees and ClientConnect Consultants have executed employment or consultancy agreements with Conduit, accurate and complete copies of which were provided to Perion. Schedule 2.11(f) of the ClientConnect Disclosure Letter contains an accurate and complete list of each material ClientConnect Employee Plan and each ClientConnect Employee Agreement and each material Contract with any ClientConnect Consultant.  Neither Conduit nor ClientConnect intend nor has either committed to establish or enter into any new ClientConnect Employee Plan or ClientConnect Employee Agreement or any material agreement with a ClientConnect Consultant, or to modify any material ClientConnect Employee Plan or ClientConnect Employee Agreement or any material agreement with a ClientConnect Consultant (except to conform any such ClientConnect Employee Plan or ClientConnect Employee Agreement or any material agreement with a ClientConnect Consultant to the requirements of any applicable Legal Requirements) other than as contemplated by this Agreement.  With respect to the ClientConnect Employee Plan and except as set forth in Schedule 2.11(f) of the ClientConnect Disclosure Letter: (i) there are no funded benefit obligations for which contributions have not been made and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with GAAP, on the ClientConnect Financial Statements, other than routine contribution obligations to be timely made in the normal course of business and consistent with past practice, and (ii) all reports and disclosures relating to the material ClientConnect Employee Plan required to be filed with or furnished to any Governmental Entity have been filed or furnished in accordance with applicable law in a timely manner.

(g)           Delivery of Documents.  As applicable with respect to each material ClientConnect Employee Plan (excluding any ClientConnect Employee Plan of a type of pension arrangement and any other provident fund) and other material documents relating to the employment or engagement of the ClientConnect Employees and ClientConnect Consultants, including employment agreements and consulting agreements, Conduit has delivered to Perion: (i) correct and complete copies of all material documents, including a summary of each unwritten ClientConnect Employee Plan, of each ClientConnect Employee Agreement, ClientConnect Consultant agreement including all amendments thereto; (ii) all material written Contracts relating to each ClientConnect Employees and ClientConnect Consultants, including Conduit Employee Plan, administrative service agreements, manpower contractors including their licenses and group insurance contracts; (iii) all written materials provided to any ClientConnect Employee and ClientConnect Consultant relating to any each ClientConnect Employee Agreement, ClientConnect Consultant agreement, ClientConnect Employee Plan and any proposed ClientConnect Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits , acceleration of payments or vesting schedules or other events that would result in any liability to ClientConnect; and (iv) all material correspondence to or from any Governmental Entity relating to any ClientConnect Employee Plan.

(h)           No Foreign Plans.  Except as set forth in Schedule 2.11(h) of the ClientConnect Disclosure Letter, neither Conduit (solely with respect to the ClientConnect Business) nor ClientConnect has established or maintained: (i) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Entity other than Israel relating to any ClientConnect Employees; (ii) any ClientConnect Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of Israel; or (iii) any ClientConnect Employee Plan that covers or has covered ClientConnect Employees whose services are or have been performed primarily outside of Israel.

(i)            Absence of Certain Retiree Liabilities.  No ClientConnect Employee Plan provides (except at no cost to ClientConnect), or reflects or represents any liability of ClientConnect to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements, a ClientConnect Employee Agreement or ClientConnect Employee Plan.

(j)            No Defaults.  Conduit and ClientConnect have performed all material obligations required to be performed by it under each ClientConnect Employee Plan and ClientConnect Employee Agreement and they are not in a material default or violation of, and to the knowledge of Conduit, no other party is in default or violation of, the terms of any ClientConnect Employee Plan and ClientConnect Employee Agreement.  Other than as set forth in Schedule 2.11(j), each of the ClientConnect Employee Plans has been operated and administered in all material respects in accordance with all applicable Legal Requirements.  All contributions to, and material payments from, any ClientConnect Employee Plan which may have been required to be made in accordance with the terms of such ClientConnect Employee Plan or applicable Legal Requirements have been fully and timely made (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability on the ClientConnect Balance Sheet.  Each ClientConnect Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without liability to any of ClientConnect (other than ordinary administration expenses).To Conduit’s knowledge, there are no audits, inquiries or Legal Proceedings pending or threatened by any Governmental Entity with respect to any ClientConnect Employee Plan.

(k)           No Conflict.  Except as set forth in Schedule 2.11(k) of the ClientConnect Disclosure Letter or as provided for in this Agreement, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any ClientConnect Employee Plan, ClientConnect Employee Agreement, ClientConnect Consultant agreement, that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any ClientConnect Employee or ClientConnect Consultant; (ii) create or otherwise result in any Liability with respect to any ClientConnect Employee Plan; or (iii) result in any obligation by ClientConnect to pay any directors, officers, ClientConnect Employees, ClientConnect Consultants of Conduit or ClientConnect severance pay or termination, retention or any other benefits or payments.

(l)            Compliance.  Except as set forth in Schedule 2.11(l) of the ClientConnect Disclosure Letter, Conduit (solely with respect to the ClientConnect Business) and ClientConnect: (i) have been and are currently in compliance in all material respects with all applicable Legal Requirements, Employee Contacts, Consultants Contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Entity respecting employment, terms and conditions of employment and termination thereof, or other labor-related matters with respect to the ClientConnect Employee, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages, maximum hours of work, overtime, sick leave, annual leave, prior notice, severance payment, notice to employees, labor relations and termination of them, engagement with independent contractors, service providers, classification of ClientConnect Employees and ClientConnect Consultants, enforcement of labor laws, leave of absence requirements, privacy, harassment, occupational safety and health, employee whistle-blowing, retaliation, immigration, contribution to managers’ insurance policy or pension plan, social benefits, wrongful discharge of ClientConnect Employees or prospective ClientConnect Employees; and  (ii) has timely withheld and reported all amounts required by any Legal Requirement or Contract or ClientConnect Employee Plan to be withheld and reported with respect to wages, salaries bonus benefits, commission, and other payments to any ClientConnect Employee, including as required by the Israeli Income Tax Ordinance, as amended, and the rules and regulations promulgated thereunder, and the National Insurance Law of Israel or otherwise.

(m)          Labor Relations.  Conduit and ClientConnect have good labor relations, and, except as set forth in Schedule 2.11(m) of the ClientConnect Disclosure Letter, to Conduit’s knowledge (i) there are no facts indicating that the consummation of the Transactions will have a Material Adverse Effect on the labor relations of ClientConnect, and (ii) no ClientConnect Employees or ClientConnect Consultants have notified Conduit or ClientConnect of his or her intention to terminate his or her employment or engagement with Conduit or the ClientConnect.

(n)           ClientConnect Consultants.  Schedule 2.11(n) of the ClientConnect Disclosure Letter accurately sets forth, with respect to each current ClientConnect Consultant providing services of the nature of "personal services" directly or via an entity the name of such ClientConnect Consultant, title, and the date as of which such ClientConnect Consultant was originally engaged by Conduit. Except as set forth on Schedule 2.11(n) of the ClientConnect Disclosure Letter all ClientConnect Consultants and former ClientConnect Consultants are and were rightly classified as independent contractors and would not reasonably be expected to be misclassified by the courts or any other authority as employees of Conduit or ClientConnect. No ClientConnect Consultant is entitled to any rights under the applicable labor laws, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits.  All ClientConnect Consultants have received all their rights to which they are entitled to according to any applicable law or agreement with Conduit or ClientConnect. Except as set forth in Schedule 2.11(n) of the ClientConnect Disclosure Letter, each current ClientConnect Consultant’s agreement or engagement with Conduit or ClientConnect can be terminated immediately and with no more than 30 days prior notice. Except as set forth in Schedule 2.11(n) of the ClientConnect Disclosure Letter, ClientConnect does not engage manpower employees.

(o)           Labor-Related Claims. Except as set forth in Schedule 2.11(n) of the ClientConnect Disclosure Letter, there is no Legal Proceeding, claim, labor dispute or grievance pending or, to Conduit’s knowledge, threatened, in writing relating to (i) any terms of employment, employment Contract with ClientConnect Employees, service agreement with current ClientConnect Consultants or similar Contract, compensation, wages and hours, working during overtime hours, leave of absence, plant closing notification, employment statute, rightly classified as independent contractors or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, social benefits, termination of employment, termination of engagement, safety, retaliation, immigration or discrimination matter involving any ClientConnect Employee or ClientConnect Consultant, including charges of unfair labor practices or harassment complaints or any other labor related issue, or (ii) any of the ClientConnect Employee Plans.

(p)           Except as set forth in Schedule 2.11(p) of the ClientConnect Disclosure Letter, there are no unwritten policies, practices or customs of Conduit or ClientConnect that are material or that entitle any ClientConnect Employee or ClientConnect Consultant to benefits which are reasonably expected to result in annual cash payments of more than $10,000 or any payment of ClientConnect Share Capital, in addition to what such ClientConnect Employee or ClientConnect Consultant is entitled to by applicable law or under the terms of such ClientConnect Employee’s employment agreement, or ClientConnect Consultant's engagement agreement or any other binding source (including unwritten customs or practices, including concerning bonuses, the payment of statutory severance pay when it is not required under applicable law).

(q)           All severance funds for ClientConnect Employees are fully funded, such that the termination of any ClientConnect Employee on the Closing Date would not require the payment of any amount pursuant to applicable Legal Requirements above the amount set forth in the severance fund set aside for such ClientConnect Employee.

2.12	Interested Party Transactions.

(a)           Except as set forth on Schedule 2.12(a) of the ClientConnect Disclosure Letter, ClientConnect is not indebted to any current or former director, officer, employee, consultant, shareholder or related party of Conduit or ClientConnect (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary business expenses of ClientConnect Employees), and no such Person is indebted to ClientConnect.

(b)           To Conduit's knowledge, no officer, director or shareholder of Conduit or ClientConnect owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), or is an officer, director, employee or consultant of, any Person that is a competitor, lessor, lessee, customer or supplier of the ClientConnect Business or ClientConnect or which conducts a business similar to any business conducted by the ClientConnect Business or ClientConnect.

(c)           All transactions between Conduit in respect to the ClientConnect Business or ClientConnect and interested parties that require approval pursuant to Sections 268 to 284 of the Companies Law or pursuant to the Conduit Charter Documents or ClientConnect Charter Documents have been approved or ratified in accordance with such requirements.

2.13         Insurance.  ClientConnect maintains the policies of insurance and bonds set forth in Schedule 2.13 of the ClientConnect Disclosure Letter, including all legally required insurance to carry out the ClientConnect Business, including workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance.  Schedule 2.13 of the ClientConnect Disclosure Letter sets forth the name of the insurer under each such policy and bond and the type of policy or bond, as well as all claims made in respect to the ClientConnect Business under any insurance policies and bonds since January 1, 2010, including all pending claims.  Conduit has provided to Perion’s counsel correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of Conduit in respect to the ClientConnect Business or ClientConnect.  There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been timely paid and Conduit and ClientConnect are otherwise in compliance with the terms of such policies and bonds.  All such policies and bonds remain in full force and effect, and Conduit has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.14         Books and Records. The minute books of ClientConnect provided to Perion contain a complete and accurate summary, in all material respects, of all meetings of directors and ClientConnect Shareholder or actions by written consent since the time of incorporation of ClientConnect through the date of this Agreement.  The books, records and accounts of ClientConnect (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, and (iii) are stated in reasonable detail and accurately and fairly reflect, in all material respects, all of the transactions and dispositions of the assets and properties of ClientConnect.

2.15	ClientConnect Material Contracts.

(a)           Schedules 2.15(a) (i) through (xviii) of the ClientConnect Disclosure Letter set forth a list of each of the following Contracts primarily relating to the ClientConnect Business to which Conduit and/or ClientConnect is a party (“ClientConnect Material Contracts”):

(i)             any Contract providing for payments to Conduit (solely with respect to the ClientConnect Business) or ClientConnect in an aggregate amount of $10,000,000 or more per year;

(ii)            any Contract providing for payments by Conduit (solely with respect to the ClientConnect Business) or ClientConnect in an aggregate amount of $5,000,000 or more per year;

(iii)           any dealer, distributor or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market or sell its products or services to any other Person or relating to the advertising or promotion of the ClientConnect Business or ClientConnect or pursuant to which any third parties advertise on any websites operated by the ClientConnect Business or ClientConnect providing for payments to or by Conduit or ClientConnect annually in an aggregate amount of $10,000,000 or more (in case of payments to Conduit or ClientConnect) or $5,000,000 (in case of payments by Conduit or ClientConnect);

(iv)           (1) any joint venture Contract primarily relating to the ClientConnect Business, (2) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons in an aggregate amount of $10,000,000 or more per year, (3) any Contract that involves the payment of royalties to any other Person in an aggregate amount of $5,000,000 or more per year; or (4) any Contract between Conduit (solely with respect to the ClientConnect Business) and ClientConnect;

(v)            any Contract for or relating to the employment of any ClientConnect Key Employee;

(vi)           any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the ClientConnect Products or ClientConnect Owned Intellectual Property, or containing any non-competition covenants or other material restrictions relating to the ClientConnect Products or ClientConnect Owned Intellectual Property; or materially limits the freedom of the ClientConnect Business or ClientConnect to engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the ClientConnect Products or ClientConnect Owned Intellectual Property, or to make use of any ClientConnect Owned Intellectual Property Rights or any other Contract pursuant to which Conduit or ClientConnect has agreed to transfer or sell rights in or with respect to any ClientConnect Owned Intellectual Property Rights;

(vii)          other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000,000 per year or less, all licenses, sublicenses and other Contracts to which Conduit or ClientConnect is a party and pursuant to which Conduit (solely with respect to the ClientConnect Business) or ClientConnect acquired, or is authorized to use, any Third Party Intellectual Property rights used in the development, marketing or licensing of the ClientConnect Products;

(viii)         any license, sublicense or other Contract to which Conduit (solely with respect to the ClientConnect Business) or ClientConnect is a party and pursuant to which any Person is authorized to use any ClientConnect Owned Intellectual Property Rights providing for payments by or to Conduit (solely with respect to the ClientConnect Business) or ClientConnect in an aggregate amount of $10,000,000 (in case of payments to Conduit or ClientConnect) or $5,000,000 (in case of payments by Conduit or ClientConnect) or more per year;

(ix)           any Contracts relating to the membership of, or participation by, Conduit (solely with respect to the ClientConnect Business) or ClientConnect in, or the affiliation of Conduit (solely with respect to the ClientConnect Business) or ClientConnect with, any industry standards group or association;

(x)            any material Contract providing for the development of any of the software, technology or Intellectual Property Rights, independently or jointly, either by or for Conduit (solely with respect to the ClientConnect Business) or ClientConnect (other than employee invention assignment agreements and consulting agreements with Authors on Conduit’s or ClientConnect's standard form of agreement, copies of which have been provided to Perion’s counsel);

(xi)           any Contract to license or authorize any third party to manufacture or reproduce any of the ClientConnect Products or ClientConnect Owned Intellectual Property providing for payments by or to Conduit (primarily with respect to the ClientConnect Business) or ClientConnect in an aggregate amount of $1,000,000 or more per year;

(xii)          any agreement containing any support, maintenance or service obligation or cost on the part of Conduit (solely with respect to the ClientConnect Business) or ClientConnect providing for payments by Conduit (solely with respect to the ClientConnect Business) or ClientConnect annually in an aggregate amount of $1,000,000 or more;

(xiii)         any settlement agreement providing for payments to or by Conduit (solely with respect to the ClientConnect Business) or ClientConnect in an aggregate amount of $500,000 or more;

(xiv)         any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of the Split Agreement, this Agreement or the consummation of the Split, the Share Purchase or other transactions contemplated hereunder or thereunder, either alone or in combination with any other event;

(xv)          any ClientConnect Product warranty providing for payments to or by ClientConnect, annually in an aggregate amount of $1,000,000 or more;

(xvi)         any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of ClientConnect Share Capital or any other securities of ClientConnect or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.15(a)(xvi) of the ClientConnect Disclosure Letter;

(xvii)        any Contract with any labor union or any collective bargaining agreement or similar contract with any ClientConnect Employees; and

(xviii)       any Contract with any Governmental Entity, any ClientConnect Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”), in each case, with respect to the ClientConnect Business;

(b)           Each of Conduit and ClientConnect has performed all of the obligations required to be performed by it in all material respects and is entitled to all benefits under, and to Conduit’s knowledge, is not alleged to be in default in respect of, any ClientConnect Material Contract.  Each of the ClientConnect Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.  To Conduit’s knowledge, there exists no default or event of default or event, occurrence, act or condition, with respect to Conduit or ClientConnect or with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of material default under any ClientConnect Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any ClientConnect Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any ClientConnect Material Contract, (C) the right to accelerate the maturity or performance of any obligation of Conduit or ClientConnect under any ClientConnect Material Contract, or (D) the right to cancel, terminate or modify any ClientConnect Material Contract.  Neither Conduit nor ClientConnect has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any ClientConnect Material Contract.  Neither Conduit nor ClientConnect has any Liability for renegotiation of Government Contracts.  Correct and complete copies of all ClientConnect Material Contracts have been provided to Perion prior to the Agreement Date.

(c)           Each Contract relating to the ClientConnect Business, including each ClientConnect Material Contract, has been duly assigned by Conduit to ClientConnect pursuant to the Split in accordance with the Split Agreement.

2.16         Absence of Certain Changes.  During the period between June 30, 2013 and the Agreement Date, each of Conduit (solely with respect to the ClientConnect Business) and ClientConnect has conducted its business only in the ordinary course (other in connection with the Split) consistent with past practice and except as set forth in Schedule 2.16 of the Disclosure Letter:

(a)           there has not occurred a Material Adverse Effect with respect to ClientConnect or the ClientConnect Business;

(b)           neither Conduit nor ClientConnect has made or entered into any Contract or letter of intent with respect to any acquisition, sale or transfer of any asset primarily used by the ClientConnect Business or ClientConnect (other than the sale or nonexclusive license of ClientConnect Products to its customers in the ordinary course of its business consistent with its past practice);

(c)           except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by Conduit or ClientConnect or any revaluation by Conduit or ClientConnect of any of its assets;

(d)           there has not occurred any amendment or change to the ClientConnect Charter Documents or other equivalent organizational or governing documents of ClientConnect;

(e)           there has not occurred any increase by more than 20% which results in an increase of at least $3,000 per month in or modification of the compensation or benefits payable or to become payable by Conduit or ClientConnect to any ClientConnect Employees or ClientConnect Consultants by more than 20% which results in an increase of at least $3,000 per month, any material modification of any nonqualified deferred compensation plan, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of Conduit or ClientConnect consistent with past practice), and Conduit and ClientConnect have not entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons;

(f)            there has not occurred any change in title, office or position, or reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of Conduit (solely with respect to the ClientConnect Business) or ClientConnect other than in the ordinary course of business, any termination of employment of any such employees, or any labor dispute or claim of unfair labor practices involving Conduit (solely with respect to the ClientConnect Business) or ClientConnect;

(g)           neither Conduit nor ClientConnect has incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of the ClientConnect Business, any Liability for borrowed money or any Liability as guaranty or surety with respect to the obligations of any other Person in the amount exceeding $1,000,000, in each case relating to the ClientConnect Business;

(h)           neither Conduit (solely with respect to the ClientConnect Business) nor ClientConnect has paid or discharged any Encumbrance or Liability in an amount exceeding $1,000,000, which was not shown on the ClientConnect Balance Sheet or incurred in the ordinary course of business consistent with past practice;

(i)            ClientConnect has not incurred any Liability to its directors, officers or shareholders (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice);

(j)            neither Conduit (solely with respect to the ClientConnect Business) nor ClientConnect has made any deferral of the payment of any accounts payable in the amount exceeding $1,000,000, other than in the ordinary course of business, consistent with past practice, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable;

(k)           neither Conduit (solely with respect to the ClientConnect Business) nor ClientConnect has made any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(l)            there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of Conduit (solely with respect to the ClientConnect Business) or ClientConnect;

(m)          neither Conduit nor ClientConnect has sold, disposed of, transferred or licensed to any Person any rights to any ClientConnect Owned Intellectual Property (other than in the ordinary course of business consistent with past practice), or has transferred or provided a copy of any ClientConnect Source Code to any Person; and

(n)           there has not occurred any announcement of, any negotiation by or any entry into any Contract by Conduit or ClientConnect to do any of the things described in the preceding clauses (a) through (p) (other than negotiations and agreements with Perion and their Representatives regarding the transactions contemplated by this Agreement).

2.17         Transaction Fees.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ClientConnect.

2.18         Environmental Matters.

(a)           Except in compliance with Environmental Laws and in a manner that could not reasonably be expected to subject Conduit (solely with respect to the ClientConnect Business) or ClientConnect to any material Liability, to Conduit’s knowledge, no Hazardous Materials are present on any real property currently owned, operated, occupied, controlled or leased by Conduit (solely with respect to the ClientConnect Business) or ClientConnect and related to the ClientConnect Business.  There are no aboveground or underground storage tanks or asbestos present on or under any leased real property primarily related to the ClientConnect Business.

(b)           To Conduit’s knowledge, Conduit and ClientConnect have conducted all Hazardous Material Activities primarily relating to the ClientConnect Business in compliance in all material respects with all applicable Environmental Laws.  Neither Conduit nor ClientConnect has exposed its ClientConnect Employees to Hazardous Materials in violation of any applicable law or in a manner that would result in any material Liability.

(c)           Neither Conduit nor ClientConnect has, and they are not required to have, any permits pursuant to Environmental Laws primarily in connection with the ClientConnect Business.

2.19         Propriety of Past Payments.  To Conduit’s knowledge, no unrecorded fund or asset of ClientConnect has been established for any purpose, (a) no accumulation or use of corporate funds of ClientConnect has been made without being properly accounted for in the books and records of ClientConnect, (b) no payment has been made by or on behalf of ClientConnect with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment and (c) none of Conduit, ClientConnect, and to Conduit’s knowledge, any director, officer, employee or agent of Conduit or ClientConnect or any other Person for whom Conduit or ClientConnect may be responsible under applicable Legal Requirements or acting for or on behalf of Conduit or ClientConnect has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment for any ClientConnect Shareholder, Conduit, ClientConnect in securing business, (ii) to pay for favorable treatment for business secured for any ClientConnect Shareholder, Conduit or ClientConnect, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of any ClientConnect Shareholder, Conduit or ClientConnect or (iv) otherwise for the benefit of any ClientConnect Shareholder, Conduit or ClientConnect in violation of any U.S. federal, state, local, municipal, non-U.S., international, multinational or other Legal Requirement.  None of Conduit, ClientConnect or to Conduit's knowledge, any current director, officer, agent, employee or other Person acting on behalf of Conduit or ClientConnect, has used funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.  Conduit and ClientConnect are in compliance in all material respects with all material statutory and regulatory provisions under the Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.) and international anti-bribery conventions and local anti-corruption and anti-bribery Legal Requirements in each jurisdiction in which ClientConnect does business (including, but not limited to, laws based on the Anti-Bribery Convention of the Organization for Economic Co-operation and Development, the UK Bribery Act of 2010, Title 5 of the Israeli Penalty Law (Bribery Transactions) and the Israeli Prohibition on Money Laundering Law – 2000.

2.20         Representations Complete.  None of the representations or warranties made by Conduit or ClientConnect herein or in any exhibit or schedule hereto, including the ClientConnect Disclosure Letter, or in any certificate furnished by Conduit or ClientConnect pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of fact, or omits to state any fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

2.21         No Other Representations. Except for the representations and warranties expressly and specifically made by Conduit and/or ClientConnect in this Agreement or certificates delivered by Conduit and/or ClientConnect pursuant to this Agreement, neither Conduit nor ClientConnect make any express or implied representation or warranty, and Conduit and ClientConnect hereby disclaim all other representations and warranties of any kind or nature, express or implied.

ARTICLE 3
Representations and Warranties of Perion

Except for factual information set forth in the Perion SEC Documents publicly available prior to the date hereof, and subject to the disclosures set forth in the disclosure letter of Perion delivered to Conduit and ClientConnect concurrently with the execution of this Agreement (the "Perion Disclosure Letter") (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this ARTICLE 3 to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the text of the disclosures), and each of which disclosures shall also be deemed to be representations and warranties made by Perion to Conduit and ClientConnect under this ARTICLE 3), Perion represents and warrants to Conduit and ClientConnect, as of the Agreement Date, as set forth below.  References herein to Perion include the Subsidiaries thereof (unless the context otherwise requires).

3.1           Organization, Standing and Power.

(a)           Perion, incorporated in Israel, is a company duly organized and validly existing under the laws of the State of Israel.  Perion has the requisite corporate power to own, lease, license, and use its properties assets and to carry on the Perion Business as now being conducted and is duly qualified to do the Perion Business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which Perion is qualified to do business as a foreign corporation and in each jurisdiction in which the conduct or nature of the Perion Business, makes such qualification, licensing or admission necessary.

(b)           ClientConnect, incorporated in Israel, is a company duly organized and validly existing under the laws of the State of Israel.  ClientConnect has the requisite corporate power to own, lease, license, and use its properties assets and to carry on the ClientConnect Business as now being conducted and is duly qualified to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which Perion is qualified to do business as a foreign corporation and in each jurisdiction in which the ownership, leasing, licensing or use of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary.  Perion has delivered a true, correct and complete copy of the Perion Charter Documents, as in effect as of the Agreement Date, to Conduit and ClientConnect.  Perion is not in violation of any of the provisions of the Perion Charter Documents.  Except as disclosed in Schedule 3.1(b)(i) of the Perion Disclosure Letter, Perion does not directly or indirectly own, and has not since Perion's inception directly or indirectly owned, any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.  All the outstanding share capital of each Subsidiary of Perion and any interest disclosed in Schedule 3.1(b)(i) of the Perion Disclosure Letter is owned by Perion free and clear of all Encumbrances and all claims or charges of any kind, and is validly issued, fully paid up and nonassessable.  Schedule 3.1(b)(ii) of the Perion Disclosure Letter sets forth each jurisdiction where Perion is so qualified, licensed or admitted to do business.

(c)           Schedule 3.1(c) of the Perion Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Perion Board of Directors and any committee thereof; and (ii) the names and titles of the officers of Perion.

3.2           Capital Structure.

(a)           The authorized share capital of Perion consists solely of 40,000,000 Perion Shares, of which 12,469,378 Perion Shares are issued and outstanding as of September 11, 2013 and 346,019 treasury shares.  Except as set forth on Schedule 3.2(a) of the Perion Disclosure Letter, there are no other issued and/or outstanding shares of share capital or other securities of Perion and no outstanding commitments or Contracts that obligate Perion to issue any shares of share capital or other securities of Perion or options or rights to acquire any Perion Share Capital under any circumstances other than pursuant to the exercise of outstanding Perion Options under the Perion Option Plan, as set forth on Schedule 3.2(a) of the Perion Disclosure Letter. All issued and outstanding shares of Perion Share Capital, all Perion Options and any interests in share capital of Perion are duly authorized, validly issued in compliance with all applicable Legal Requirements, and all requirements set forth in the Perion Charter Documents, all of which were provided to Conduit and ClientConnect, and Contracts fully paid and non-assessable and, to Perion's knowledge, are free of any Encumbrances and all claims or charges of any kind, preemptive rights, rights of first refusal or similar right or limitation or “put” or “call” rights, other than as set forth in the Perion Charter Documents and in accordance with any Legal Requirement.  There is no liability for dividends accrued and unpaid by Perion.  All of the outstanding equity securities and other securities of each Subsidiary of Perion are owned of record and beneficially by ClientConnect, free and clear of all Encumbrances other than as set forth in the governing documents of the applicable Subsidiary.

(b)           Perion Options.  As of the Agreement Date, Perion has reserved 4,368,000 Perion Shares for issuance to employees, directors and consultants of Perion pursuant to the Perion Option Plan, of which, as of September 11, 2013, there were outstanding options to purchase an aggregate of 1,780,428 Perion Shares (of which options to purchase an aggregate of 609,773 Perion Shares were exercisable).  Schedule 3.2(b)(i) of the Perion Disclosure Letter sets forth, as of September 11, 2013, a true, correct and complete list of all holders of outstanding Perion Options, whether or not granted under the Perion Option Plan, including the number of Perion Shares subject to each Perion Option, the original date of grant, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, whether each such Perion Option was granted pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102(b) or Section 102(c) (or the corresponding status under applicable non-Israeli Tax law) and specifying the Section and subsection of the Israeli Income Tax Ordinance pursuant to which such Perion Option was granted, the date on which such Perion Option expires and the Perion Option Plan from which such Perion Option was granted.  Correct and complete copies of each Perion Option Plan and option agreements or forms of each option agreement for each Perion Option ("Perion Option Agreements") have been provided to Conduit’s counsel, and other than as set forth in Schedule 3.2(b)(ii) of the Perion Disclosure Letter, such plans have not been amended, modified or supplemented since being provided to Conduit’s counsel, and there are no agreements, understandings or commitments to amend, modify or supplement such plans, other than in connection with the transactions contemplated by this Agreement. All tax rulings, opinions, correspondence and filings with the Israeli Tax Authority relating to the Perion Option Plan and any award thereunder have been provided to Conduit’s counsel.  Each grant of Perion Options was duly authorized and validly issued in compliance with all applicable Legal Requirements.  All Perion Shares issued or issuable upon exercise of Perion Options will be duly authorized, validly issued, fully paid and non-assessable and free of any Encumbrances, preemptive rights, rights of first refusal or "put" or "call" rights created by any Legal Requirements , other than as set forth in the Perion Charter Documents and the Perion Option Plan.

(c)           Other than as set forth on Schedules 3.2(a) and 3.2(b)(i) of the Perion Disclosure Letter, no Person has any right to acquire any shares of Perion Share Capital or any Perion Options or other rights to purchase shares of Perion Share Capital or other securities of Perion, from Perion.

(d)           No bonds, debentures, notes or other Indebtedness of Perion (i) granting its holder the right to vote on any matters on which any Perion Securityholder may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of Perion, is issued or outstanding (collectively, "Perion Voting Debt").

(e)           Except for the Perion Options described in Schedule 3.2(b) of the Perion Disclosure Letter or as otherwise contemplated by this Agreement, there are no options, warrants, calls, rights or Contracts of any character to which Perion is a party or by which it is bound obligating Perion to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Perion Share Capital, Perion Options or other rights to purchase shares of Perion Share Capital or other securities of Perion, or any Perion Voting Debt, or obligating Perion to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Perion Option, call, right or Contract.  There are no Contracts relating to voting, purchase, sale or transfer of any Perion Share Capital (i) between or among Perion and any Perion Securityholder, other than written contracts granting Perion the right to purchase unvested shares upon termination of employment or service, and (ii) to the actual knowledge (without any inquiry) of Perion, between or among any of Perion Securityholders.  Except as set forth in Schedule 3.2(e) of the Perion Disclosure Letter, neither the Perion Option Plan nor any Contract of any character to which Perion is a party to or by which Perion is bound relating to any Perion Options requires or otherwise provides for any accelerated vesting of any Perion Options in connection with the Share Purchase or any other transaction contemplated by this Agreement or upon termination of employment or service with Perion, or any other event, whether before, upon or following the Share Purchase or otherwise.

(f)            The Perion Shares comprising the aggregate Share Purchase Consideration and all Perion Shares to be issued pursuant to the Perion Options granted in exchange for ClientConnect Option, all when issued by Perion in accordance with the terms of this Agreement, will be free and clear of any Encumbrances, pre-emptive rights and rights of first refusal, duly and validly issued, in compliance with the Perion Charter Documents and all contracts that apply to Perion, fully paid and nonassessable and, assuming the receipt of the Court Approval, issued in compliance with applicable law (including Israeli and United States federal and state securities laws). Without derogating from the above, the issuance of the Perion Shares comprising the aggregate Purchase Consideration will be exempt from registration under the Securities Act by reason of Section 3(a)(10) thereof in reliance on the Court Approval.

3.3           Authority; Noncontravention.

(a)           Perion, has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Perion, subject to the Perion Shareholder Approval.  This Agreement has been duly executed and delivered by Perion, and constitutes the valid and binding obligation of Perion, enforceable against Perion in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  The Perion Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Perion Board of Directors, has approved this Agreement, the Share Purchase and the other transactions contemplated hereby and determined that this Agreement and the terms and conditions of the Share Purchase and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Perion and the Perion Shareholders, has directed that the adoption of this Agreement, the Share Purchase and the other transactions contemplated by this Agreement be submitted to the Perion Shareholders for consideration and unanimously recommended that all of the Perion Shareholders adopt such agreements and transactions and has received the opinion of its financial advisor, RBC Capital Markets, LLC, to the effect that, as of the date of such opinion and subject to certain assumptions, qualifications and other matters set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to the Perion Shareholders, a copy of which opinion has been delivered to Conduit and ClientConnect for informational purposes only.  It is agreed and understood that such opinion is solely for the benefit of Perion Board of Directors and may not be relied upon, referred to, quoted or disclosed by Conduit or ClientConnect in any way or manner, except for such references or disclosures, or quotations in connection with the Arrangement and the Section 350 Voting Approval.

(b)           The execution and delivery of this Agreement by Perion does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets of Perion or any of the shares of Perion Share Capital or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to (A) any provision of the Perion Charter Documents or any resolution adopted by the Perion Shareholders or (B) any material Legal Requirements applicable to Perion or any of its properties or assets.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Perion in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not impair Perion’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and would not prevent, alter or delay any of the transactions contemplated by this Agreement.

3.4           Perion SEC Documents; Perion Financial Statements.

(a)           Perion has timely filed with or furnished to the SEC all forms, reports, schedules, statements and documents required under the Exchange Act to be filed with the SEC since January 1, 2011 (the "Perion SEC Documents"). Each of the Perion SEC Documents complied in all material respects with all applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports, and documents were filed (or if a Perion SEC Document was subsequently amended, as of the date such amendment was filed), and no such statement or report (as so amended) contained an untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)           As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of Perion included in the Perion SEC Documents, including any related notes thereto (the "Perion Financial Statements") (i) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments, (iii) fairly present the consolidated financial position of Perion and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Perion and its subsidiaries for the periods covered thereby, and (iv) are true, complete and correct in all material respects. Neither Perion nor any of its subsidiaries has "off-balance sheet arrangements" (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act). Perion does not intend to correct or restate, nor, to the knowledge of Perion, is there any basis, facts or circumstances that would reasonably be expected to result in any correction or restatement of, any aspect of the Perion Financial Statements. Perion has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past five full fiscal years or during the current fiscal year-to-date.  With respect to the Perion Financial Statements, the books and records of Perion and its Subsidiaries (from the time the applicable Subsidiary became a Subsidiary of Perion) have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements, and the Perion Financial Statements are consistent with such books and records.

(c)           Except as set forth in Schedule Error! Reference source not found. of the Perion Disclosure Letter, Perion has no Liabilities which are required to be reflected in financial statements in accordance with GAAP other than (i) those set forth or adequately provided for in the balance sheet included in the Perion Financial Statements as of June 30, 2013 (the "Perion Balance Sheet"); (ii) those incurred in the conduct of Perion's business since June 30, 2013 (the "Perion Balance Sheet Date") in the ordinary course, consistent with past practice; (iii) obligations set forth on the face of the Perion Contracts.

(d)           Schedule 3.4(d) of the Perion Disclosure Letter accurately lists all Indebtedness of Perion ("Perion Debt") as of the Agreement Date, including, for each item of Perion Debt, the agreement governing the Perion Debt and the interest rate, maturity date and any assets or properties securing such Perion Debt.

(e)           Neither Perion, nor, to the knowledge of Perion, any Representative of Perion, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether made in writing or made orally to any director, executive officer, or inside legal counsel or, regarding any deficiency in the accounting or auditing practices, procedures, methodologies or methods of Perion or its internal accounting controls, including any complaint, allegation, assertion or claim that Perion has engaged in questionable accounting or auditing practices.

(f)           Perion and its subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Perion and its subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Perion’s filings with the SEC. Perion maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)           Perion is in compliance in all respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(h)           Perion's internal control over financial reporting was effective as of December 31, 2012.  Perion has not identified any material weakness in its internal control over financial reporting in the six-month period ended June 30, 2013.

3.5           Litigation.  Other than as set forth in Schedule 3.5 of the Perion Disclosure Letter, there is no Legal Proceeding, and, to the knowledge of Perion, threatened Legal Proceeding, against Perion or any of the assets or properties of Perion, including without limitation, any Perion Employee Plans, or, to the knowledge of Perion, any of its directors, officers, independent contractors or employees (in their capacities as such or relating to their employment, services or relationship with Perion).  There is no judgment, decree, rule, injunction or order against Perion, any of the assets or properties of Perion, or, to the knowledge of Perion, any of its directors, officers, independent contractors or employees (in their capacities as such or relating to their employment, services or relationship with Perion).  Other than as set forth on Schedule 3.5 of the Perion Disclosure Letter, there is no Legal Proceeding that Perion has pending or is currently planning to commence against any other Person with respect to the Perion Business, or that Perion has pending or is currently planning to commence against any other Person.  Perion has provided Conduit with all documentation relating to any Legal Proceeding and material cease-and-desist letters involving the Perion Business since January 1, 2010.  Schedule 3.5 of the Perion Disclosure Letter sets forth a list of all Legal Proceedings and material cease-and-desist letters involving Perion since January 1, 2010.

3.6           Restrictions on Perion Business Activities.  Except as set forth in Schedule 3.6 of the Perion Disclosure Letter, there is no Perion Material Contract, judgment, injunction, order or decree of or issued against Perion that restricts or prohibits in any material respect, purports to restrict or prohibit in any material respect, has or would reasonably be expected to have, whether before or after consummation of the Share Purchase, the effect of prohibiting, restricting or impairing in a material respect any current business practice of Perion, any acquisition of property by Perion or the conduct or operation of the Perion Business or limiting the freedom of Perion in any material respect to engage in the Perion Business or any line of business, to sell, license or otherwise distribute services or products in any market or geographic area, or to compete with any Person, including any grants by Perion of exclusive rights or exclusive licenses.

3.7           Compliance with Laws; Governmental Permits.

(a)           To Perion's knowledge, Perion has complied in all material respects with, and is not in any material violation of, any Legal Requirement (which for purposes of this Section 3.7(a) shall not include matters covered in Section 3.9(p)), including the Perion Charter Documents. Perion has not received any notices of violation with respect to any Legal Requirement, all except for failure or violations that would not have a Material Adverse Effect on Perion.

(b)           To Perion's knowledge, Perion has obtained each material Israeli or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Perion operates or holds any interest in any of its assets or properties (which for purposes of this Section 3.7(b) shall not include matters covered in Section 3.9) or (ii) that is required for the operation of the Perion Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the "Perion Authorizations"), except for failure to obtain such consent, license, permit, grant, or other authorization that  would not have a Material Adverse Effect on Perion, and all of the Perion Authorizations are in full force and effect.  Schedule 3.7(b) of the Perion Disclosure Letter identifies each Perion Authorization.  Perion has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Perion Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Perion Authorization.  Perion has complied with all of the terms of the Perion Authorizations in all material respects and none of the Perion Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Share Purchase or the other transactions contemplated by this Agreement.

(c)           To Perion's knowledge, Perion has obtained all approvals necessary for (i) exporting and re-exporting the Perion Products in accordance with all applicable export control regulations, and (ii) importing the Perion Products into any country in which the Perion Products are now sold or licensed for use, except for failure to obtain approval would not have a Material Adverse Effect on Perion.  All such export and import licenses and approvals throughout the world are valid, current, outstanding and in full force and effect, and Perion is in compliance in all material respects with the terms of all such export and import licenses or approvals.  There are no pending Legal Proceedings, or threatened claims against Perion with respect to such export and import licenses and approvals.  Perion does not use or develop, or engage in, encryption technology, technology with military applications, or other technology whose development, commercialization or export is restricted under applicable Legal Requirements, and the Perion Business does not require Perion to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended.

3.8           Title to, Condition and Sufficiency of Assets.

(a)           Perion owns no real property. Except as set forth in Schedule 3.8 of the Perion Disclosure Letter, Perion has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected in the Perion Financial Statements or acquired after the Perion Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Perion Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford Perion valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.  Schedule 3.8 of the Perion Disclosure Letter identifies each parcel of real property leased by Perion.  Perion has heretofore provided to Conduit's counsel true, correct and complete copies of all leases, subleases and other agreements under which Perion uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.

(b)           The assets and properties owned or leased by Perion (i) constitute all of the assets and properties that are necessary for Perion, to conduct, operate and continue the Perion Business as currently conducted, and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties, and (ii) constitute all of the assets and properties that are used in the Perion Business, without (A) the need for Perion to acquire or license any other asset or property or (B) the breach or violation of any Perion Material Contract.

(c)           The representations and warranties set forth in this Section 3.8 do not apply to Intellectual Property, Intellectual Property Rights or other intellectual property assets or rights.

3.9           Intellectual Property.

(a)           As used in this Agreement, the following terms have the meanings indicated below:

(i)             "Perion Intellectual Property" means any and all Perion Owned Intellectual Property and any and all material Third Party Intellectual Property that is licensed to and/or used by Perion.

(ii)            "Perion Intellectual Property Agreements" means any Contract governing any Perion Intellectual Property to which Perion is a party or bound by or a beneficiary of, except for non-disclosure agreements entered in the ordinary course of business, forms of which have been provided to Perion, and Contracts for Third Party Intellectual Property that is generally, commercially available software and (i) is not material to Perion; (ii) has not been materially modified or customized for Perion; and (iii) is licensed for a onetime fee or an annual fee under $1,000 for a single user or work station, or $100,000 in the aggregate for all users and work stations.

(iii)           "Perion Owned Intellectual Property" means any and all Intellectual Property that is owned by Perion.

(iv)           "Perion Products" means all products or services of the Perion Business that are produced, marketed, licensed, sold, distributed, offered or made available by or on behalf of Perion and all products or services of the Perion Business that are currently under development by Perion.

(v)            "Perion Registered Intellectual Property" means, with respect to the Perion Business, Israeli, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Internet domain names; and (D) registered copyrights and applications for copyright registration; registered in the name of Perion.

(vi)           "Perion Source Code" means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, if any, of any Perion Owned Intellectual Property or Perion Products.

(vii)          "Perion Trade Secrets" means all Trade Secrets owned by Perion.

(b)           Status.  Perion owns and has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property used by Perion in the Perion Business as currently conducted (except for those that would have an immaterial effect on Perion), free and clear of any Encumbrances other than Permitted Encumbrances and as set forth in Schedule 3.9(b)(i) of the Perion Disclosure Letter.  Except as set forth in Schedule 3.9(b)(ii) of the Perion Disclosure Letter, Perion is not currently obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise under any Perion Intellectual Property Agreements with respect to Third Party Intellectual Property. The Perion Intellectual Property collectively constitutes all of the intangible assets, intangible properties, rights and Intellectual Property used by Perion in the Perion Business, without:  (i) the need for Perion to acquire or license any other intangible asset, intangible property or Intellectual Property Right, and (ii) to Perion's knowledge, the breach or violation of any Perion Material Contract.  Perion has not transferred ownership of, or agreed to transfer ownership of, or granted any exclusive licenses to, or agreed to grant any exclusive licenses to any third party in respect of any Perion Owned Intellectual Property.  No third party has any ownership or lien on any of the Perion Owned Intellectual Property.

(c)           Perion Registered Intellectual Property.  Schedule 3.9(c) of the Perion Disclosure Letter lists all Perion Registered Intellectual Property, and the jurisdictions in which all such Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and all actions that are required to be taken by Perion within 120 days of the Agreement Date with respect to such Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Registered Intellectual Property.  Each item of such Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in Israel and/or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Registered Intellectual Property and recording Perion’s ownership interests therein.

(d)           Governmental Grants and Consents. Except as set forth in Schedule 3.9(d) of the Perion Disclosure Letter, Perion is not now and never was, directly or indirectly, an applicant, recipient or beneficiary of any Governmental Grant whatsoever. None of the Perion Owned Intellectual Property was developed or derived from, in whole or in part, funding or resources provided by, or are subject to restriction, constraint, control, supervision or limitation imposed by, the OCS or any other Governmental Entity or regulatory authority. No Governmental Entity has awarded any participation or provided any support to Perion or is or may become entitled to receive any royalties or other payments from Perion.

(e)           Private Grants.  At no time during the conception of or reduction to practice of any of the Perion Owned Intellectual Property was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any private source, performing research sponsored by any private source or, to Perion's knowledge, subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect, restrict or in any manner encumber Perion’s rights in such Intellectual Property.

(f)            Invention Assignment and Confidentiality Agreement.  Perion has secured from all consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Perion Owned Intellectual Property for Perion (each a "Perion Author"), unencumbered and unrestricted exclusive ownership of, all of the Perion Authors’ Intellectual Property in such contribution and has obtained the waiver of all non-assignable rights.  No Perion Author has retained any rights, licenses, claims or interest whatsoever with respect to any Perion Owned Intellectual Property.  Without limiting the foregoing, Perion has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Perion Authors.  Perion has provided to Conduit and ClientConnect copies of substantially all such forms currently and historically used by Perion, and each proprietary information and invention disclosure and Intellectual Property assignment executed by each Perion Author conforms to the forms Perion has made available to Conduit and ClientConnect.

(g)           No Violation.  To Perion's knowledge, no Perion Employee or Perion Consultant: (i) is in violation of any term or covenant of any Contract relating to, invention disclosure, invention assignment, non-disclosure or non-competition; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Perion that is subject to any agreement under which such Perion Employee or Perion Consultant has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(h)           Confidential Information. Perion has taken all commercially reasonable steps required to protect and preserve the confidentiality of all material ClientConnect Owned Intellectual Property as well as confidential or non-public information provided by any third party (including, without limitation, Trade Secrets) to Perion under a written obligation of confidentiality ("Perion Confidential Information").  All current and former employees and contractors of Perion and any third party having access to Perion Confidential Information are bound by a duty of confidentiality pursuant to Legal Requirement or have executed and delivered to Perion, a written legally binding agreement regarding the protection of such Perion Confidential Information.  Perion has implemented and maintains a reasonable security plan consistent with industry practices of companies offering similar services.

(i)            Non-Infringement.  To the knowledge of Perion, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Perion Owned Intellectual Property by any third party.  Perion has not brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property.  To the knowledge of Perion, Perion Owned Intellectual Property is not infringing, misappropriating or violating and has not infringed, misappropriated or violated the Intellectual Property of any third party.  Perion has not been sued in any action, suit or proceeding or received any written communications (including any third party reports by users) alleging that Perion Owned Intellectual Property has infringed, misappropriated, or violated or, by conducting the Perion Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity.  No Perion Owned Intellectual Property or Perion Product is subject to any proceeding, order, judgment, settlement agreement or stipulation that restricts in any material respect in any manner the use, transfer, or licensing thereof by Perion, or which may affect the validity, use or enforceability of any such Perion Owned Intellectual Property.

(j)            Digital Millennium Copyright Act.  Perion operates and has operated the Perion Business in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the DMCA, including by informing users of its products and services of such policy, designating an agent for notice of infringement claims, registering such agent with the United States. Copyright Office, and taking appropriate action expeditiously upon receiving notice of possible infringement in accordance with the "notice and take-down" procedures of the DMCA.

(k)           Licenses; Agreements.  Except as set forth in Schedule 3.9(k) of the Perion Disclosure Letter, Perion has not granted, nor is Perion bound by, or a party to, any options, licenses or agreements of any kind relating to any Perion Owned Intellectual Property outside of normal nonexclusive licenses to use the Perion Products in the ordinary course of the Perion Business (copies of which have been provided to Conduit’s counsel).  Perion is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Perion Products or Perion Owned Intellectual Property or any other property or rights.

(l)            Other Intellectual Property Agreements.

(i)             Perion is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of Perion’s obligations under this Agreement), in material breach of any Perion Intellectual Property Agreement and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations, or remedies with respect to any Perion Intellectual Property Agreements, or give any non-Perion party to any Perion Intellectual Property Agreement the right to do any of the foregoing;

(ii)            Other than as set forth on Schedule 3.9(l)(ii) of the Perion Disclosure Letter, there are no unresolved disputes regarding the scope of any Perion Intellectual Property Agreements, or performance under any Perion Intellectual Property Agreements including with respect to any payments to be made or received by Perion thereunder;

(iii)           No Perion Intellectual Property Agreement requires Perion to include any Third Party Intellectual Property in any Perion Product or obtain any Person’s approval of any Perion Product at any stage of development, licensing, distribution or sale of that Perion Product;

(iv)           None of the Perion Intellectual Property Agreements grants any third party exclusive rights to or under any Perion Owned Intellectual Property;

(v)            None of the Perion Owned Intellectual Property Agreements grants any third party the right to sublicense any Perion Intellectual Property;

(vi)           Perion has obtained valid, written, perpetual non-terminable (other than for cause) licenses (sufficient for the conduct of the Perion Business) to all Third Party Intellectual Property that is incorporated into or integrated by Perion with any of the Perion Products to the extent that such Third Party Intellectual Property cannot be easily replaced with any of Perion's or any Third Party's Intellectual Property, and such licenses are listed in Schedule 3.9(l)(vi) of the Perion Disclosure Letter; and

(vii)          Perion has ownership or license rights to improvements or derivative works made by Perion in the Third Party Intellectual Property that has been licensed to Perion.

(m)          Source Code.  Perion has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Perion Source Code, other than disclosures to employees and Perion Consultants involved in the development of Perion Products.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by Perion of any Perion Source Code, other than disclosures to employees and Perion Consultants involved in the development of Perion Products.  Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any Perion Source Code.

(n)           Open Source Software.  Schedule 3.9(n) of the Perion Disclosure Letter identifies, to Perion's knowledge, all Open Source Materials used in any Perion Products or in the conduct of the Perion Business.  To Perion's knowledge, Perion is materially in compliance with the terms and conditions of all licenses for the Open Source Materials, except for such failure to comply that would not have a Material Adverse Effect on Perion.  To Perion's knowledge, other than as described in Schedule 3.9(n) of the Perion Disclosure Letter Perion has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Perion Owned Intellectual Property or Perion Products; (ii) distributed Open Source Materials which is incorporated within any Perion Owned Intellectual Property or Perion Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, obligations for Perion that any Perion Owned Intellectual Property would be (A) disclosed or distributed to a third party in Source Code form, (B) licensed to third parties for the purpose of making derivative works, or (C) redistributable at no charge), except for such incorporation, distribution or use that would not have a Material Adverse Effect on Perion.

(o)           Privacy.  Perion has established privacy policies with respect to the Personal Data which are in material conformance with all applicable laws and regulations and the guidelines issued by ILITA. Perion is in compliance in all material respects with such privacy policies and such applicable laws and regulations and the guidelines issued by ILITA relating to privacy, data protection, confidential information, credit cards and the collection, use, storage, disclosure, processing and transfer (including without limitation, import and export) of Personal Data including without limitation, all Personal Data collected by Perion or by third parties having authorized access to the records and/or systems and/or facilities of Perion (collectively, "Data Protection Obligations").  The execution, delivery and performance of this Agreement, will comply with all Data Protection Obligations. Perion has not received any written complaint and/or notice and/or is not aware of any material breach and/or violation of any Data Protection Obligations and/or, except as set forth in Schedule 3.9(o) of the Perion Disclosure Letter, of any investigations by any Governmental Entity regarding Perion’s conduct of the Perion Business, respectively, including without limitation, in respect of the collection, use, storage, processing, transfer and/or disclosure of Personal Data.

(p)           Personal Data.  No material breach or material violation of any security policy adopted by Perion has occurred or, to Perion's knowledge, is threatened, and to Perion’s knowledge, there has been no material unauthorized or illegal use of or access to any of the data and/or information in and/or premises and/or systems of any of the distinct electronic or other database containing (in whole or in part) Personal Data maintained, hosted and/or used for the Perion Business. Perion has not experienced any material breach of security or otherwise unauthorized material access by third parties to the Confidential Information, including Personal Data in Perion's possession, custody or control.

3.10         Taxes.

(a)           Tax Returns and Payments.  All Tax Returns required to be filed by or on behalf of Perion (the "Perion Returns") have been timely and properly filed with the appropriate Tax Authorities and are true, accurate and complete in all material respects.  All material Taxes of Perion that are due and payable have been timely and properly paid.  All material Taxes required to be withheld by Perion have been properly and timely withheld and remitted.  Perion has delivered to Conduit accurate and complete copies of all income and other material Tax Returns filed by Perion since January 1, 2010.  Schedule 3.10(a) of the Perion Disclosure Letter lists each jurisdiction in which Perion is required to file a Tax Return.  Perion has not requested or been granted any extension of time to file a Tax Return, which Tax Return has not been filed.  To the knowledge of Perion, no claim has ever been made by a Governmental Entity in a jurisdiction where Perion does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  The Perion Financial Statements properly and adequately accrue or reserve for Tax liabilities in accordance with GAAP.

(b)           Audits; Claims.  No Perion Return has ever been examined or audited by any Governmental Entity.  Perion has not received from any Governmental Entity any written: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No claim or Legal Proceeding is pending or, to Perion's knowledge, threatened against Perion in respect of any Tax.  There are no liens for Taxes upon any of the assets of Perion except liens for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with GAAP).

(c)           Sufficiency.  To Perion's knowledge, the total amounts set up as liabilities for current and deferred Taxes in the Perion Financial Statements are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to Perion up to and through the periods covered by the Perion Financial Statements.

(d)           Closing Agreements; Etc.  Perion will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date.  Perion is not a party to or bound by any Tax allocation or sharing agreement.  Perion is not a member of an affiliated, consolidated, combined, unitary or aggregate group for purposes of any Tax Return.

(e)           Transferee or Successor Tax Liability.  Perion has no Liability for the Taxes of any Person as a transferee or successor or otherwise by operation of law, by Contract or otherwise.

(f)            Withholding.  Perion has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including income Taxes and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods.

(g)           Controlled Foreign Corporation.  Perion does not own any interest in any controlled foreign corporation pursuant to Section 75B of the Israel Income Tax Ordinance, or other entity the income of which is required to be included in the income of Perion.

(h)           VAT.  Perion is duly registered for the purposes of VAT, as defined in the relevant laws concerning VAT in its country of organization, if applicable.  Perion has complied in all material respects with all laws concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records.  Perion has not made any exempt supplies in the current or preceding VAT year applicable to it and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it.

(i)            Section 102 Options.  Except as set forth in Schedule 3.10(i) of the Perion Disclosure Letter, all Perion Options which Perion has purported to grant pursuant to the "capital gain route" of Section 102(b) have been granted in compliance in all respects with the applicable requirements of Section 102(b), and the requirements of any rules or ITA policies relating to Section 102(b), including, without limitation, (i) the filing of applicable documents, applications and notices with the ITA, (ii) the appointment of an authorized trustee to hold the Perion Options pursuant to Section 102(b), and (iii) the timely deposit of such Perion Options with such trustee pursuant to the terms of Section 102(b) and guidelines published by the ITA.

(j)            Country of Organization.  Perion is not treated for any Tax purpose as a resident in a country other than the country of its organization and Perion has never had a branch, agency or permanent establishment in a country other than the country of its organization.

(k)           Restructure Limitations.  Except in connection with the Tax Ruling, Perion and, to Perion’s actual knowledge (without any inquiry), the Perion Shareholders (solely with respect to their holdings in Perion) are not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance.

(l)            Tax Agreements and Rulings. Except as set forth in Schedule 3.10(l) of the Perion Disclosure Letter and as contemplated under this Agreement, no closing agreements, rulings or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Entity with or in respect of Perion. Except as set forth in Schedule 3.10(l) of the Perion Disclosure Letter, Perion has not requested or received a ruling from any Tax authority (except for the election of tax route under Section 102(b) and the Tax Ruling).  Perion has made available to Conduit and ClientConnect accurate and complete copies of any Tax ruling relating to Perion obtained from the Israeli Tax Authority and applications therefor, including with respect to Perion Options, in each case since inception.

(m)          Transfer Pricing.  Perion has made available to Conduit all information and documentation with respect to any related party transactions subject to Section 85A of the Israeli Income Tax Ordinance conducted by Perion.

(n)           Perion Tax Incentives. Schedule 3.10(n) of the Perion Disclosure Letter lists each Tax exemption, Tax holiday or other Tax reduction agreement or arrangement ("Perion Tax Incentive") to which Perion is entitled under the laws of the State of Israel, the period for which such Perion Tax Incentive applies, and the nature of such Perion Tax Incentive.  Perion has complied in all material respects with the Legal Requirements and the relevant approvals to be entitled to claim all such Perion Tax Incentives, and to the knowledge of Perion, there is no event or other set of circumstances that might lead to the revocation or material modification of any of such Perion Tax Incentives.  Unless otherwise disclosed in Schedule 3.10(n) of the Perion Disclosure Letter, no claim or challenge has been made, in writing, by any Governmental Entity with respect to Perion's entitlement to any Perion Tax Incentive, and consummation of the transactions contemplated by this Agreement will not adversely affect the continued qualification for the Perion Tax Incentives or the terms or duration thereof or require any recapture of any previously claimed Perion Tax Incentive. Perion has provided to Conduit all documentation relating to any Perion Tax Incentive.  Perion is in compliance with the requirements for any applicable Perion Tax Incentive in all material respects.

3.11         Employee Benefit Plans and Employee Matters.

(a)           Employee List.  Perion provided Conduit with a list of all current employees of Perion ("Perion Employees"), and correctly reflects: (i) their name, title and dates of hire by Perion; (ii) scope of their position (full-time, part-time or temporary status), each Perion Employee’s classification as either exempt or non exempt from the overtime requirements under any applicable law; (iii) their current monthly salary (divided into base salary and global overtime payment, if relevant) or hourly wage rate, as applicable; and (iv) any other compensation payable to them including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements,  vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund  (including manager’s insurance and education fund), their respective contribution rates and the salary basis for such contributions, whether such employee's entire salary and any additional payments that are part of the determining salary for social contributions are subject to the Section 14 Arrangement and the date from which the Section 14 Arrangement applies to them.

(b)           Perion is not and never was a party to any collective bargaining agreement, or other Contract or arrangement with a labor union, trade union or other organization or body representing any of the Perion Employees, or is otherwise required (under any legal requirement, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. Perion is not and never was a member of any employers’ association or organization, and no employers’ association or organization has made any demand for payment of any kind from Perion. Except as set forth in Schedule 3.11(b), Perion is not and never was, and no Perion Employee has benefited from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel.  To Perion's knowledge, there are no labor organizations representing or purporting to represent or seeking to represent any Perion Employees. Perion has no knowledge of any activities or proceedings of any labor union to organize any Perion Employees.  Perion is not engaged, and has never been engaged, in any unfair labor practice of any nature. Perion has not had any strike, slowdown, work stoppage, lockout, job action, labor dispute, union organizing activity or any similar activity or dispute or threat thereof, or question concerning representation, by or with respect to any of the Perion Employees.  To Perion's knowledge, no event has occurred and no condition or circumstances exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute now or in the future with respect to any Perion Employees.

(c)           Leave of Absence.  There is no Perion Employee who is not fully available to perform work because of disability or other leave (other than maternity leave) of more than 30 consecutive days (including unpaid leave) except as detailed in Schedule 3.11(c) of the Perion Disclosure Letter.

(d)           At Will Employment.  Except as set forth in Schedule 3.112.11(d) of the Perion Disclosure Letter, Perion has no obligation to provide any particular form or period of notice prior to terminating the employment of any Perion Employees, except as prescribed by applicable Legal Requirements or by any relevant applicable Contract according to which the employment of each of the Perion Employees is terminable by Perion, as applicable, with no more than 30 days prior notice.  Except as set forth in Schedule 3.11(d) of the Perion Disclosure Letter, all Perion Employees and service providers (other than employees) that provide Perion with services ("Perion Consultants") are lawfully entitled to work for Perion without restriction or any visa, Permit or consent (from any academic institution, Governmental Entity, or any other Person) being required.

(e)           Employee Departures/Restrictions.  To Perion's knowledge, no Perion Employee is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person other than Perion) that conflicts with or may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of Perion; or (B) the Perion Business.

(f)            Employee Plans and Agreements.  All the Perion Employees and Perion Consultants have executed employment or consultancy agreements with Perion, accurate and complete copies of which were provided to Perion. Schedule 3.11(f) of the Perion Disclosure Letter contains an accurate and complete list of each material Perion Employee Plan and each Perion Employee Agreement and each material Contract with any Perion Consultant.  Perion does not intend nor has it committed to establish or enter into any new Perion Employee Plan or Perion Employee Agreement or any material agreement with a Perion Consultant, or to modify any material Perion Employee Plan or Perion Employee Agreement or any material agreement with a Perion Consultant (except to conform any such Perion Employee Plan or Perion Employee Agreement or any material agreement with a Perion Consultant to the requirements of any applicable Legal Requirements) other than as contemplated by this Agreement.  With respect to the Perion Employee Plan and except as set forth in Schedule 3.11(f) of the Perion Disclosure Letter: (i) there are no funded benefit obligations for which contributions have not been made and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with GAAP, on the Perion Financial Statements, other than routine contribution obligations to be timely made in the normal course of business and consistent with past practice, and (ii) all reports and disclosures relating to the material Perion Employee Plan required to be filed with or furnished to any Governmental Entity have been filed or furnished in accordance with applicable law in a timely manner.

(g)           Delivery of Documents.  As applicable with respect to each material Perion Employee Plan (excluding any Perion Employee Plan of a type of pension arrangement and any other provident fund) and other material documents relating to the employment or engagement of the Perion Employees and Perion Consultants, including employment agreements and consulting agreements, Perion has delivered to Conduit: (i) correct and complete copies of all material documents, including a summary of each unwritten Perion Employee Plan, of each Perion Employee Agreement, Perion Consultant agreement including all amendments thereto; (ii) all material written Contracts relating to each Perion Employee and Perion Consultant, including the Perion Employee Plan, administrative service agreements, manpower contractors including their licenses and group insurance contracts; (iii) all written materials provided to any Perion Employee and Perion Consultant relating to any each Perion Employee Agreement, Perion Consultant agreement, Perion Employee Plan and any proposed Perion Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to Perion; and (iv) all material correspondence to or from any Governmental Entity relating to any Perion Employee Plan.

(h)           No Foreign Plans.  Except as set forth in Schedule 3.11(h) of the Perion Disclosure Letter, Perion has not established or maintained: (i) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Entity other than Israel relating to any Perion Employees; (ii) any Perion Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of Israel; or (iii) any Perion Employee Plan that covers or has covered Perion Employees whose services are or have been performed primarily outside of Israel.

(i)            Absence of Certain Retiree Liabilities.  No Perion Employee Plan provides (except at no cost to Perion), or reflects or represents any liability of Perion to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements, a Perion Employee Agreement or Perion Employee Plan.

(j)            No Defaults.  Perion has performed all material obligations required to be performed by it under each Perion Employee Plan and Perion Employee Agreement and it is not in a material default or violation of, and to the knowledge of Perion, no other party is in default or violation of, the terms of any Perion Employee Plan and Perion Employee Agreement.  Other than as set forth in Schedule 3.11(j), each of the Perion Employee Plans has been operated and administered in all material respects in accordance with all applicable Legal Requirements.  All contributions to, and material payments from, any Perion Employee Plan which may have been required to be made in accordance with the terms of such Perion Employee Plan or applicable Legal Requirements have been fully and timely made (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability on the Perion Balance Sheet. To Perion’s knowledge, there are no audits, inquiries or Legal Proceedings pending or threatened by any Governmental Entity with respect to any Perion Employee Plan.

(k)           No Conflict.  Except as set forth in Schedule 3.11(k) of the Perion Disclosure Letter or as provided for in this Agreement, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Perion Employee Plan, Perion Employee Agreement, Perion Consultant agreement, that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Perion Employee or Perion Consultant; (ii) create or otherwise result in any Liability with respect to any Perion Employee Plan; or (iii) result in any obligation by Perion to pay any directors, officers, Perion Employees, Perion Consultants of Perion or Perion severance pay or termination, retention or any other benefits or payments.

(l)            Compliance.  Except as set forth in Schedule 3.11(l) of the Perion Disclosure Letter, Perion: (i) has been and is currently in compliance in all material respects with all applicable Legal Requirements, Employee Contacts, Consultants Contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Entity respecting employment, terms and conditions of employment and termination thereof, or other labor-related matters with respect to the Perion Employees, Perion Consultants, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages, maximum hours of work, overtime, sick leave, annual leave, prior notice, severance payment, notice to employees, labor relations and termination of them, engagement with independent contractors, service providers, classification of Perion Employees and Perion Consultants, enforcement of labor laws, leave of absence requirements, privacy, harassment, occupational safety and health, employee whistle-blowing, retaliation, immigration, contribution to managers’ insurance policy or pension plan, social benefits, wrongful discharge of Perion Employees or prospective Perion Employees; and (ii) has timely withheld and reported all amounts required by any Legal Requirement or Contract or Perion Employee Plan to be withheld and reported with respect to wages, salaries bonus benefits, commission, and other payments to any Perion Employee, including as required by the Israeli Income Tax Ordinance, as amended, and the rules and regulations promulgated thereunder, and the National Insurance Law of Israel or otherwise.

(m)           Labor Relations.  Perion has good labor relations, and, except as set forth in Schedule 3.11(m) of the Perion Disclosure Letter, to Perion’s knowledge (i) there are no facts indicating that the consummation of the Transactions will have a Material Adverse Effect adverse effect on the labor relations of Perion, and (ii) no Perion Employees or Perion Consultants have notified Perion of his or her intention to terminate his or her employment or engagement with Perion.

(n)           Perion Consultants.  Schedule 3.11(n) of the Perion Disclosure Letter accurately sets forth, with respect to each current Perion Consultant providing services of the nature of "personal services" directly or via an entity the name of such Perion Consultant, title, and the date as of which such Perion Consultant was originally engaged by Perion. Except as set forth on Schedule 3.11(n) of the Perion Disclosure Letter all Perion Consultants and former Perion Consultants are and were rightly classified as independent contractors and would not reasonably be expected to be misclassified by the courts or any other authority as employees of Perion. No Perion Consultant is entitled to any rights under the applicable labor laws, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits.  All Perion Consultants have received all their rights to which they are entitled to according to any applicable law or agreement with Perion. Except as set forth in Schedule 3.11(n) of the Perion Disclosure Letter, each current Perion Consultant’s agreement or engagement with Perion can be terminated immediately and with no more than 30 days prior notice. Except as set forth in Schedule 3.11(n) of the Perion Disclosure Letter, Perion does not engage manpower employees.

(o)           Labor-Related Claims. Except as set forth in Schedule 3.11(o) of the Perion Disclosure Letter, there is no Legal Proceeding, claim, labor dispute or grievance pending or, to Perion knowledge,  threatened, in writing, relating to (i) any terms of employment, employment Contract with Perion Employees, service agreement with current Perion Consultants or similar Contract, compensation, wages and hours, working during overtime hours, leave of absence, plant closing notification, employment statute, rightly classified as independent contractors or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, social benefits, termination of employment, termination of engagement, safety, retaliation, immigration or discrimination matter involving any Perion Employee or Perion Consultant, including charges of unfair labor practices or harassment complaints or any other labor related issue, or (ii) any of the Perion Employee Plans.

(p)           Except as set forth in Schedule 3.11(p) of Perion Disclosure Letter, there are no unwritten policies, practices or customs of Perion that are material or that entitle any Perion Employee or Perion Consultant to benefits which are reasonably expected to result in annual cash payments of more than $10,000 or any payment of Perion Share Capital, in addition to what such Perion Employee or Perion Consultant is entitled to by applicable law or under the terms of such Perion Employee's employment agreement, or Perion Consultant's engagement agreement or any other binding source (including unwritten customs or practices, including concerning bonuses, the payment of statutory severance pay when it is not required under applicable law).

3.12         Interested Party Transactions.

(a)           Except as set forth on Schedule 3.12(a) of the Perion Disclosure Letter, Perion is not indebted to any current or former director, officer, employee, consultant, shareholder or related party of Perion (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary business expenses of Perion Employees), and no such Person is indebted to Perion.

(b)           To Perion's knowledge, no officer, director or shareholder of Perion owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), or is an officer, director, employee or consultant of, any Person that is a competitor, lessor, lessee, customer or supplier of Perion or which conducts a business similar to any business conducted by Perion.

(c)           All transactions between Perion and interested parties that require approval pursuant to Sections 268 to 284 of the Companies Law or pursuant to the Perion Charter Documents have been approved or ratified in accordance with such requirements.

3.13         Insurance.  Perion maintains the policies of insurance and bonds set forth in Schedule 3.13 of the Perion Disclosure Letter, including all legally required insurance to carry out the Perion Business, including workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance.  Schedule 3.13 of the Perion Disclosure Letter sets forth the name of the insurer under each such policy and bond and the type of policy or bond, as well as all claims made in respect to the Perion Business under any insurance policies and bonds since January 1, 2010, including all pending claims.  Perion has provided to Conduit’s counsel correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of Perion in respect to Perion.  There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been timely paid and Perion is otherwise in compliance with the terms of such policies and bonds.  All such policies and bonds remain in full force and effect, and Perion has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.14         Books and Records. The minute books of Perion provided to Conduit contain a complete and accurate summary, in all material respects, of all meetings of directors and Perion Shareholders or actions by written consent since January 1, 2011 through the date of this Agreement.  The books, records and accounts of Perion (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, and (iii) are stated in reasonable detail and accurately and fairly reflect, in all material respects, all of the transactions and dispositions of the assets and properties of Perion.

3.15         Perion Material Contracts.

(a)           Schedules 3.15(a)(i) through (a)(xviii) of the Perion Disclosure Letter set forth a list of each of the following Contracts to which Perion is a party ("Perion Material Contracts"):

(i)             any Contract providing for payments to Perion in an aggregate amount of $2,000,000 or more per year;

any Contract providing for payments by Perion in an aggregate amount of $1,000,000 or more per year;

(ii)            any dealer, distributor or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market or sell its products or services to any other Person or relating to the advertising or promotion of Perion or pursuant to which any third parties advertise on any websites operated by Perion providing for payments to or by Perion annually in an aggregate amount of $2,000,000 or more (in case of payments to Perion) or $1,000,000 (in case of payments by Perion);

(iii)           (1) any joint venture Contract, (2) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons in an aggregate amount of $2,000,000 or more per year, (3) any Contract that involves the payment of royalties to any other Person in an aggregate amount of $2,000,000 or more per year or (4) any Contract between Perion and a Subsidiary of Perion;

(iv)           any Contract for or relating to the employment of any Perion Key Employee;

(v)            any agreement pursuant to which any other party is granted exclusive rights or "most favored party" rights of any type or scope with respect to any of the Perion Products or Perion Owned Intellectual Property, or containing any non-competition covenants or other material restrictions relating to the Perion Products or Perion Owned Intellectual Property; or materially limits the freedom of Perion to engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Perion Products or Perion Owned Intellectual Property, or to make use of any Perion Owned Intellectual Property Rights or any other Contract pursuant to which Perion has agreed to transfer or sell rights in or with respect to any Perion Owned Intellectual Property Rights;

(vi)           other than "shrink wrap" and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $200,000 per year or less, all licenses, sublicenses and other Contracts to which Perion is a party and pursuant to which Perion acquired, or is authorized to use, any Third Party Intellectual Property rights used in the development, marketing or licensing of the Perion Products;

(vii)          any license, sublicense or other Contract to which Perion is a party and pursuant to which any Person is authorized to use any Perion Owned Intellectual Property Rights providing for payments by or to Perion in an aggregate amount of $2,000,000 (in case of payments to Perion) or $1,000,000 (in case of payments by Perion) or more per year;

(viii)         any Contracts relating to the membership of, or participation by, Perion in, or the affiliation of Perion with, any industry standards group or association;

(ix)           any material Contract providing for the development of any of the software, technology or Intellectual Property Rights, independently or jointly, either by or for Perion (other than employee invention assignment agreements and consulting agreements with Authors on Perion’s standard form of agreement, copies of which have been provided to Conduit’s counsel);

(x)            any Contract to license or authorize any third party to manufacture or reproduce any of the Perion Products or Perion Owned Intellectual Property providing for payments by or to Perion in an aggregate amount of $200,000 or more per year;

(xi)           any agreement containing any support, maintenance or service obligation or cost on the part of Perion providing for payments by Perion annually in an aggregate amount of $200,000 or more;

(xii)          any settlement agreement providing for payments to or by Perion in an aggregate amount of $100,000 or more;

(xiii)         any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Share Purchase or other transactions contemplated hereunder, either alone or in combination with any other event;

(xiv)         any Perion Product warranty providing for payments to or by Perion, annually in an aggregate amount of $200,000 or more;

(xv)          any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Perion Share Capital or any other securities of Perion or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor;

(xvi)         any Contract with any labor union or any collective bargaining agreement or similar contract with any Perion Employees; and

(xvii)        any Contract with any Governmental Entity, any Perion Authorization, or any Government Contract with respect to Perion;

(b)           Perion has performed all of the obligations required to be performed by it in all material respects and is entitled to all benefits under, and to Perion's knowledge, is not alleged to be in default in respect of, any Perion Material Contract.  Each of the Perion Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.  To Perion's knowledge, there exists no default or event of default or event, occurrence, act or condition, with respect to Perion or with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of material default under any Perion Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Perion Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Perion Material Contract, (C) the right to accelerate the maturity or performance of any obligation of Perion under any Perion Material Contract, or (D) the right to cancel, terminate or modify any Perion Material Contract.  Perion has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Perion Material Contract. Perion does not have any Liability for renegotiation of Government Contracts.  Correct and complete copies of all Perion Material Contracts have been provided to Perion prior to the Agreement Date.

3.16         Absence of Certain Changes.  During the period between June 30, 2013 and the Agreement Date, Perion has conducted its business only in the ordinary course  consistent with past practice and except as set forth in Schedule 3.16 of the Disclosure Letter:

(a)           there has not occurred a Material Adverse Effect with respect to Perion;

(b)           Perion has not made or entered into any Contract or letter of intent with respect to any acquisition, sale or transfer of any asset of Perion (other than the sale or nonexclusive license of Perion Products to its customers in the ordinary course of its business consistent with its past practice);

(c)           except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by Perion or any revaluation by Perion of any of its assets;

(d)           there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of Perion, or any direct or indirect redemption, purchase or other acquisition by Perion of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities;

(e)           there has not occurred any amendment or change to the Perion Charter Documents or other equivalent organizational or governing documents of Perion;

(f)            there has not occurred any increase by more than 20% which results in an increase of at least $3,000 per month in or modification of the compensation or benefits payable or to become payable by Perion to any Perion Employees or Perion Consultants by more than 20% which results in an increase of at least $3,000 per month, any material modification of any nonqualified deferred compensation plan, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of Perion consistent with past practice), and Perion has not entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons;

(g)           there has not occurred any change in title, office or position, or reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of Perion other than in the ordinary course of business, any termination of employment of any such employees, or any labor dispute or claim of unfair labor practices involving Perion;

(h)           Perion has not incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of the Perion Business, any Liability for borrowed money or any Liability as guaranty or surety with respect to the obligations of any other Person in the amount exceeding $200,000, in each case relating to the Perion Business;

(i)            Perion has not paid or discharged any Encumbrance or Liability in an amount exceeding $200,000, which was not shown on the Perion Balance Sheet or incurred in the ordinary course of business consistent with past practice;

(j)            Perion has not incurred any Liability to its directors, officers or shareholders (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice);

(k)           Perion has not made any deferral of the payment of any accounts payable in the amount exceeding $200,000, other than in the ordinary course of business, consistent with past practice, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable;

(l)            Perion has not made any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(m)          there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of Perion;

(n)           Perion has not sold, disposed of, transferred or licensed to any Person any rights to any Perion Owned Intellectual Property (other than in the ordinary course of business consistent with past practice), or has transferred or provided a copy of any Perion Source Code to any Person; and

(o)           there has not occurred any announcement of, any negotiation by or any entry into any Contract by Perion to do any of the things described in the preceding clauses (a) through (p) (other than negotiations and agreements with Conduit and their Representatives regarding the transactions contemplated by this Agreement).

3.17         Transaction Fees.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Perion or its Affiliates. Schedule 3.17 of the Perion Disclosure Letter lists in reasonable detail a good faith estimate of all of the Transaction Expenses of Perion, including without limitation all legal, accounting, tax and banking fees and expenses incurred and expected to be incurred by Closing.

3.18         Environmental Matters.

(a)           Except in compliance with Environmental Laws and in a manner that could not reasonably be expected to subject Perion to any material Liability, to Perion’s knowledge, no Hazardous Materials are present on any real property currently owned, operated, occupied, controlled or leased by Perion.  There are no aboveground or underground storage tanks or asbestos present on or under any leased real property.

(b)           To Perion's knowledge, Perion has conducted all Hazardous Material Activities relating to the Perion Business in compliance in all material respects with all applicable Environmental Laws.  Perion has not exposed the Perion Employees to Hazardous Materials in violation of any applicable law or in a manner that would result in any material Liability.

(c)           Perion has not, and it is not required to have, any permits pursuant to Environmental Laws in connection with the Perion Business.

3.19         Propriety of Past Payments.  To Perion's knowledge, no unrecorded fund or asset of Perion has been established for any purpose, (a) no accumulation or use of corporate funds of Perion has been made without being properly accounted for in the books and records of Perion, (b) no payment has been made by or on behalf of Perion with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment and (c) none of Perion, and to Perion's knowledge, any director, officer, employee or agent of Perion or any other Person for whom Perion may be responsible under applicable Legal Requirements or acting for or on behalf of Perion has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment for Perion or any shareholder or affiliate of Perion in securing business, (ii) to pay for favorable treatment for business secured for Perion or any shareholder or affiliate of Perion, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of Perion or any shareholder or affiliate of Perion or (iv) otherwise for the benefit of Perion or any shareholder or affiliate of Perion in violation of any U.S. federal, state, local, municipal, non-U.S., international, multinational or other Legal Requirement.  None of Perion or to Perion’s knowledge, any current director, officer, agent, employee or other Person acting on behalf of Perion, has used funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.  Perion is in compliance in all material respects with all material statutory and regulatory provisions under the Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.) and international anti-bribery conventions and local anti-corruption and anti-bribery Legal Requirements in each jurisdiction in which Perion does business (including, but not limited to, laws based on the Anti-Bribery Convention of the Organization for Economic Co-operation and Development, the UK Bribery Act of 2010, Title 5 of the Israeli Penalty Law (Bribery Transactions) and the Israeli Prohibition on Money Laundering Law – 2000.

3.20         Resignation Letters. Perion has obtained from each of the Resigning Perion Directors irrevocable letters of resignation, in a form acceptable to Conduit, stating that resignation of each such Resigning Perion Directors as a member of the Perion Board shall become effective no later than immediately prior to the Closing without any additional act or notice on their behalf.

3.21         Representations Complete.  None of the representations or warranties made by Perion herein or in any exhibit or schedule hereto, including the Perion Disclosure Letter, or in any certificate furnished by Perion pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of fact, or omits to state any fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

3.22         No Other Representations. Except for the representations and warranties expressly and specifically made by Perion in this Agreement or certificates delivered by Perion pursuant to this Agreement, Perion does not make any express or implied representation or warranty, and Perion hereby disclaims all other representations and warranties of any kind or nature, express or implied.

ARTICLE 4
Conduct Prior to the Closing

4.1           Conduct of Business.  During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (except to the extent expressly provided otherwise in this Agreement, in the Split Agreement , as required by applicable Legal Requirements or as consented to in writing by the other Parties, which consent shall not be unreasonably withheld or delayed):

(a)           each of Perion and each of its Subsidiaries, Conduit (solely with respect to the ClientConnect Business) and ClientConnect and each of ClientConnect's Subsidiaries shall conduct its respective business, in all material respects in the usual, regular and ordinary course consistent with past practice; and

(b)           to the extent consistent with the Section 4.1(a), each of Perion and each of its Subsidiaries, Conduit (solely with respect to the ClientConnect Business) and ClientConnect and each of ClientConnect's Subsidiaries shall use commercially reasonable efforts consistent with past practice to (A) pay and perform all of its debts and other obligations (including Taxes) when due, (B) collect accounts receivable when due and not extend credit outside of the ordinary course of business, (C) sell its products in all material respects consistent with past practices as to license, service and maintenance terms, incentive programs, and revenue recognition; and (D) keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it provided, however, that no action by Perion, ClientConnect or Conduit with respect to matters specifically permitted in specific provisions of Section 4.2 or 4.3 shall be deemed a breach of this Section 4.1 unless such action would constitute a breach of such specific provision of Section 4.2 or 4.3; and

(c)           each of Perion, Conduit (solely with respect to the ClientConnect Business) and ClientConnect shall promptly notify the other Parties of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event which, in each case, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to such Party or cause any of the conditions to closing set forth in ARTICLE 6 not to be satisfied.

4.2           Restrictions on Conduct of Business of Conduit and ClientConnect. Without limiting the generality or effect of the provisions of Section 4.1, except as set forth on Schedule 4.2 of the ClientConnect Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, each of Conduit (solely with respect to the ClientConnect Business) and ClientConnect and each of ClientConnect's Subsidiaries shall not do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement, in the Split Agreement, as required by applicable Legal Requirements or as consented to in writing by Perion, which consent shall not be unreasonably withheld):

(a)           Charter Documents. Cause or permit any amendments to the ClientConnect Charter Documents or equivalent organizational or governing documents of any Subsidiary of ClientConnect, except as set forth in this Agreement or the Split Agreement;

(b)           Changes in Share Capital.  Make any stock distributions in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital, except for exercise of outstanding options, including as set forth in the Split Agreement and except that the Split may be effected in accordance with the Split Agreement;

(c)           ClientConnect Material Contracts. Enter into any Contract that would constitute a ClientConnect Material Contract, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its ClientConnect Material Contracts, in each case, other than in the ordinary course of business; provided, however, that neither Conduit nor ClientConnect shall violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any Contract with a search engine provider;

(d)           Issuance of Securities.  Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of ClientConnect Share Capital or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, and issue Conduit Options to any ClientConnect Employee other than in the ordinary course of business, in each case other than the issuance of ClientConnect Shares to the ClientConnect Shareholders in accordance with their Conduit Ordinary Shares and the issuance of the ClientConnect Options in exchange for Conduit Options, all pursuant to the Split and the Split Agreement;

(e)           Employee Matters. (i) Hire any officers of the ClientConnect Business on the level of vice president or above or (ii) enter into any Contract with a labor union or collective bargaining agreement;

(f)            Loans and Investments.  Solely with respect to ClientConnect and its Subsidiaries, make any loans or advances (other than routine expense advances to employees consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Indebtedness for borrowed money;

(g)           Intellectual Property.  Transfer or license from any Person any rights to any ClientConnect Owned Intellectual Property, other than in the ordinary course of business consistent with past practice, or transfer or grant an exclusive license to any Person any rights to any ClientConnect Owned Intellectual Property, or transfer or provide a copy of any ClientConnect Source Code to any Person (other than providing access to ClientConnect Source Code to current ClientConnect Employees and ClientConnect Consultants on a need to know basis, consistent with past practices);

(h)           Patents.  Take any action regarding a patent included in the ClientConnect Owned Intellectual Property, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents in the ordinary course of business;

(i)            Dispositions.  Sell, lease, license or otherwise dispose of any of its properties or assets, or enter into any Contract with respect to the foregoing, other than sales, leases, nonexclusive licenses or other dispositions of products and services in the ordinary course of business consistent with past practice;

(j)            Indebtedness.  Solely with respect to ClientConnect and its Subsidiaries, incur any Indebtedness for borrowed money or guarantee any such Indebtedness;

(k)           Capital Expenditures.  Solely with respect to ClientConnect and its Subsidiaries, incur or make any capital expenditures, capital additions or capital improvements, other than in the ordinary course of business and not exceeding $2,000,000;

(l)            Insurance.  Materially change the amount of any insurance coverage (other than, with respect to Conduit, directors and officers liability insurance);

(m)           Bonuses. Except in each case as required pursuant to this Agreement, the Split Agreement and under applicable Legal Requirements, pay or accrue any special bonus or special remuneration outside the ordinary course of business to any of the employees listed in Schedule 4.2(m) hereto (the “ClientConnect Key Employees”);

(n)           Lawsuits; Settlements.  (i) Commence a lawsuit primarily in connection with the ClientConnect Business other than (A) for the routine collection of bills, (B) in such cases where Conduit or ClientConnect in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business or the ClientConnect Business (provided that it consults with Perion prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any lawsuit set forth in Schedule 2.5 of ClientConnect Disclosure Letter in an amount greater than $2,000,000;

(o)           Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the ClientConnect Business, or enter into any Contract primarily in connection with the ClientConnect Business, with respect to a joint venture, strategic alliance or partnership, other than in the ordinary course of business consistent with past practice;

(p)           Real Property.  Enter into any agreement for the purchase, sale or, solely with respect to ClientConnect or the ClientConnect Business, lease of any real property;

(q)           Encumbrances.  Other than in the ordinary course of business consistent with past practice, place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties primarily used for the ClientConnect Business;

(r)            Warranties, Discounts.  Change the manner in which it provides warranties, discounts or credits to customers of the ClientConnect Business;

(s)           Interested Party Transactions.  Solely with respect to ClientConnect and the ClientConnect Business, enter into any Contract in which any officer or director of Conduit or ClientConnect or ClientConnect Shareholder (or any member of their immediate families) has a personal interest;

(t)            Split Agreement. Amend the Split Agreement or waive any rights thereunder on behalf of ClientConnect; and

(u)           Other.  Agree, resolve or commit to do any of the actions described in clauses (a) through (t) in this Section 4.2.

4.3           Restrictions on Conduct of Business of Perion. Without limiting the generality or effect of the provisions of Section 4.1, except as set forth on Schedule 4.3 of the Perion Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, Perion shall not, and shall cause its Subsidiaries to not, do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement, as required by any Legal Requirement or as consented to in writing by Conduit, which consent shall not be unreasonably withheld):

(a)           Charter Documents. Cause or permit any amendments to the Perion Charter Documents or equivalent organizational or governing documents, except as set forth in this Agreement;

(b)           Dividends; Changes in Share Capital.  Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital except for exercise of outstanding options, or repurchase or otherwise acquire, directly or indirectly, any shares of its share capital except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(c)           Perion Material Contracts. Enter into any Contract that would constitute a Perion Material Contract, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its Perion Material Contracts, other than in the ordinary course of business; provided, however, that Perion shall not violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any Contract with a search engine provider;

(d)           Issuance of Securities.  Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of Perion Share Capital or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than (i) the grant of awards under the Perion Employee Plan in the ordinary course of business and (ii) the issuance of Perion Shares pursuant to the exercise of awards under the Perion Employee Plan;

(e)           Employee Matters. (i) Hire any officers on the level of vice president or above or (ii) enter into any Contract with a labor union or collective bargaining agreement;

(f)            Loans and Investments.  Make any loans or advances (other than routine expense advances to employees consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Indebtedness for borrowed money;

(g)           Intellectual Property.  Transfer or license from any Person any rights to any Intellectual Property, other than in the ordinary course of business consistent with past practice, or transfer or license to any Person any rights to any Perion Intellectual Property, or transfer or provide a copy of any Perion Source Code to any Person (including any current or former employee or consultant of Perion or any contractor or commercial partner of Perion) (other than providing access to Perion Source Code to current Perion Employees and Perion Consultants involved in the development of the Perion Products on a need to know basis, consistent with past practices);

(h)           Patents.  Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(i)            Dispositions.  Sell, lease, license or otherwise dispose of any of its properties or assets, or enter into any Contract with respect to the foregoing, other than sales and nonexclusive licenses of products in the ordinary course of business consistent with its past practice;

(j)            Indebtedness.  Incur any Indebtedness for borrowed money or guarantee any such Indebtedness;

(k)           Capital Expenditures.  Incur or make any capital expenditures, capital additions or capital improvements, other than in the ordinary course of business and not exceeding $500,000;

(l)            Insurance.  Materially change the amount of any insurance coverage other than as set forth in Section 5.18;

(m)          Perion Employee Plans; Bonuses. Except as required pursuant to this Agreement or  under applicable Legal Requirements, adopt or amend any Perion Employee Plan or pay or accrue any special bonus or special remuneration outside the ordinary course of business to any of the employees listed on Schedule 4.3(m) hereto (the “Perion Key Employees”);

(n)           Lawsuits; Settlements.  (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where Perion in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Conduit prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute in an amount greater than $250,000;

(o)           Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(p)           Real Property.  Enter into any agreement for the purchase, sale or lease of any real property;

(q)           Encumbrances.  Other than in the ordinary course of business consistent with past practice, place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(r)            Warranties, Discounts.  Change the manner in which it provides warranties, discounts or credits to customers;

(s)           Interested Party Transactions.  Enter into any Contract in which any officer or director (or any member of their immediate families) has a personal interest; and

(t)            Other.  Agree, resolve or commit to do any of the actions described in clauses (a) through (s) in this Section 4.2.

4.4           Notices of Certain Events. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, Conduit and ClientConnect shall promptly notify Perion, and Perion shall promptly notify Conduit and ClientConnect of:

(a)           any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Split, the Share Purchase or this Agreement;

(b)           any notice or other communication from any Governmental Entity (i) delivered in connection with the Split, the Split Agreement, the Share Purchase or this Agreement or (ii) indicating that a license or authorization is revoked or about to be revoked or that a license or authorization is required in any jurisdiction in which one has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to the ClientConnect Business (with respect to Conduit), ClientConnect or Perion, as the case may be;

(c)           any actions, suits, claims, investigations or proceedings commenced or, to their respective knowledge, threatened against, relating to or involving or otherwise affecting the ClientConnect Business (with respect to Conduit), ClientConnect or Perion, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to the Agreement, as the case may be, or that relate to the consummation of the Split or the Share Purchase;

(d)           any inaccuracy in or breach of any of their respective representations, warranties or covenants contained in this Agreement;

(e)           any breach of any material covenant or obligation of the relevant Party;

(f)            any event, condition, fact or circumstance that occurs, arises or exists after the Agreement Date and that causes or constitutes, or could reasonably be seen as likely to cause or constitute, an inaccuracy in or breach of any representation or warranty made by the relevant Party in this Agreement; and

(g)           any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in ARTICLE 6 impossible or unlikely.

4.5           No Control of Other Party's Business.  Nothing contained in this Agreement is intended to give Perion, directly or indirectly, the right to control or direct the operation of either Conduit or ClientConnect or the ClientConnect Business prior to the Closing, and to give Conduit, directly or indirectly, the right to control or direct Perion's operations. Prior to the Closing, each of Conduit, ClientConnect and Perion shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE 5
Additional Agreements

5.1           Matters Pertaining to the Share Purchase Consideration.

(a)           Securities Act Exemption.  Perion and Conduit intend that the issuance of the Perion Shares in connection with the Share Purchase will be exempt from registration under the Securities Act by reason of Section 3(a)(10) thereof in reliance on the Court Approval.  The parties acknowledge that the effect of such exemption is that (i) the Perion Shares issued pursuant to this Agreement to and held by Persons who are not "affiliates" of Perion or Conduit for purposes of Rule 144 under the Securities Act are not subject to restrictions on resale arising under U.S. securities laws and (ii) the Perion Shares issued pursuant to this Agreement to and held by Persons who are "affiliates" of Perion for purposes of Rule 144 under the Securities Act may be resold in reliance upon Rule 144 under the Securities Act, in each case, subject to Section 5.1(b).

(b)           Lock-up Arrangements.  Any transfer of Perion Shares comprising the Share Purchase Consideration must comply with the applicable lock-up arrangements set forth in Schedule 5.1(b) hereto (the "Lock-up Arrangements").  At the Closing, Perion will provide irrevocable instructions to its U.S. transfer agent to issue the applicable number of Perion Shares comprising the Share Purchase Consideration in the names of the respective ClientConnect Shareholders, as set forth in the Closing Spreadsheet, in book-entry form, with applicable notations reflecting the Lock-up Arrangements.

(c)           Legends.  Any certificates representing the Perion Shares issued pursuant to this Agreement will bear the legend set forth below, in addition to any legend required by applicable U.S. state securities laws:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS, A COPY OF WHICH IS ON FILE WITH THE GENERAL COUNSEL OF THE COMPANY.  SUCH RESTRICTION IS BINDING ON TRANSFEREES OF THESE SHARES. IF THE SHARES REPRESENTED BY THIS CERTIFICATE ARE HELD BY AN AFFILIATE OF THE ISSUER, AS DEFINED IN RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, THEN THEY MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 144 OR PURSUANT TO A REGISTRATION STATEMENT UNDER SAID ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

(i)             Removal of Legend. At such time that the foregoing restrictions are no longer in effect, and upon a ClientConnect Shareholder's request, such restrictive notations or legends, as applicable, will be removed or, at such ClientConnect Shareholder's request, such shares will be deposited in the brokerage account of such ClientConnect Shareholder. Perion shall provide to American Stock Transfer & Trust Company LLC, its U.S. transfer agent, a legal opinion as necessary to remove the legend.

5.2           Filings and Consents.

(a)           Filings.  Each Party shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such Party with any Governmental Entity with respect to the Share Purchase and the other transactions contemplated hereunder (which transactions, for the avoidance of doubt, shall not include the Split) (the "Transactions"), and to submit promptly any additional information requested by any such Governmental Entity.  In particular, Perion shall file, as soon as practicable after the date of this Agreement, all necessary applications with each of NASDAQ Stock Market and the Tel Aviv Stock Exchange for the listing thereon of the Perion Shares following the Closing and shall submit promptly any additional information requested by any such exchanges. Subject to the confidentiality provisions of the Confidentiality Agreement (as defined in Section 5.5(a)), Conduit, ClientConnect and Perion each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.2(a). Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, each Party shall: (i) cooperate with the other Parties with respect to any filings with any Governmental Entity made by such Party in connection with the Transactions; (ii) permit the other Parties to review (and consider in good faith the views of the other Parties in connection with) any documents before submitting such documents to any Governmental Entity in connection with the Transactions; (iii) inform the other Parties of any payments required by any Governmental Entity in connection with any such filings and (iv) promptly provide the other Parties with copies of all filings or other material information submitted by such Party with or to any Governmental Entity in connection with the Transactions.

(b)           Antitrust. Without derogating from the generality of the foregoing, each of the parties hereto shall, as promptly as practicable and before the expiration of any relevant legal deadline, but in no event later than fifteen (15) days following the execution and delivery of this Agreement, (i) file with the FTC and the DOJ, the notification and report form required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms shall specifically request early termination of the waiting period prescribed by the HSR Act, and (ii) file with any other Governmental Entity, any other filings, reports, information and documentation required for the Transactions pursuant to any other Antitrust Laws. Each of the parties hereto shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any other Antitrust Laws.  Each of the parties hereto shall promptly and timely respond to a request for additional information from the DOJ or the FTC, and shall certify compliance with a request for additional information no later than 30 days after its receipt.  Each of the parties hereto shall use its commercially reasonable efforts to obtain promptly any clearance required under the HSR Act and any other Antitrust Laws for the consummation of the Transactions and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and other Governmental Entities in connection with Antitrust Laws and shall comply promptly with any such inquiry or request.  Each of the parties hereto shall use its best efforts to avoid or eliminate any impediment under any Antitrust Law, or regulation or rule, that may be asserted by any Governmental Entity, or any other Person, with respect to the Transactions so as to enable the Closing to occur expeditiously.  Each of the Parties hereto shall use its best efforts to defend through litigation on the merits any claim asserted in any court, administrative tribunal or hearing that the Transactions would violate any Legal Requirements, in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary, or permanent) that would restrain or prevent consummation of the Transactions. Each of the Parties hereto commits to instruct its counsel to cooperate with each other party hereto and its counsel and use commercially reasonable efforts to facilitate and expedite the expiration of the applicable HSR Act waiting period and the waiting periods under any other Antitrust Laws at the earliest practicable dates.  Such commercially reasonable efforts and cooperation shall include counsel’s undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing antitrust authority, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such antitrust authority.  All payments and fees in connection with any filings under any Antitrust Laws shall be shared in equal parts by Conduit and Perion.

(c)           Limitations.  Notwithstanding anything to the contrary contained in Section 5.2(b) or elsewhere in this Agreement, no Party shall have any obligation under this Agreement to divest or agree to divest (or cause any of its Subsidiaries or Affiliates to divest or agree to divest) any of its businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries to take or agree to take) any other action or to agree (or cause any of its Subsidiaries to agree) to any limitation or restriction on any of its businesses, product lines or assets (except as contemplated by the Split).

5.3           Non-Solicitation by Perion.

(a)           Perion agrees that neither it nor any of its Subsidiaries, nor any of their respective officers, directors or employees, shall, and that it shall use its best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage the making, submission or announcement of any Perion Takeover Proposal, (ii) furnish any information regarding Perion or any of its Subsidiaries to any Person in connection with or in response to a Perion Takeover Proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any Person with respect to any Perion Takeover Proposal, (iv) except in connection with a Perion Change of Recommendation pursuant to Section 5.3(e), approve, endorse or recommend any Perion Takeover Proposal, or (v) except as set forth in Section 5.3(e), enter into any letter of intent, arrangement, agreement or understanding relating to any Perion Acquisition Transaction; provided, however, that this Section 5.3 shall not prohibit the Perion Board of Directors, directly or indirectly through any Representative, prior to obtaining the Perion Shareholder Approval, from furnishing information regarding Perion or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any Person making a Perion Takeover Proposal in response to an unsolicited, bona fide Perion Takeover Proposal that, in the view of the Perion Board of Directors, constitutes or would reasonably be expected to result in a Superior Offer if (1) such Perion Takeover Proposal did not result from a breach of this Section 5.3, (2) prior thereto Perion has given Conduit the notice required by Section 5.3(b),  (3) Perion furnishes any nonpublic information provided to the maker of the Perion Takeover Proposal only pursuant to a confidentiality agreement between Perion and such Person containing customary terms and conditions that in the aggregate are not materially less restrictive than those contained in the Confidentiality Agreement, and (4) with respect to any nonpublic information provided to such Person which was not previously provided to Conduit, such information is simultaneously provided to Conduit.

(b)           Perion shall promptly, and in no event later than forty eight (48) hours after its receipt of any Perion Takeover Proposal, advise Conduit in writing of such Perion Takeover Proposal, including the material terms and a copy thereof. Perion shall keep Conduit informed on a prompt basis with respect to any change to the terms of any such Perion Takeover Proposal, any material developments with respect thereto and any additional documents provided by the third party making the Perion Takeover Proposal (and in no event later than forty-eight (48) hours following any such change, development or receipt of such additional documents).

(c)           Upon the execution of this Agreement, to the extent applicable, Perion shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall instruct its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations with any Person that relate to or that may lead to any Perion Takeover Proposal and shall use commercially reasonable efforts to obtain the prompt return or destruction of any confidential information previously furnished to such Persons with respect thereto within twelve (12) months prior to the date hereof.

(d)           Except as otherwise provided in Section 5.3(e), the Perion Board of Directors or any committee thereof may not, for any reason whatsoever (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the Perion Recommendation in a manner adverse to Conduit or ClientConnect or make any statement, filing or release, in connection with obtaining the Perion Shareholder Approval or otherwise, inconsistent with the Perion Recommendation, (ii) approve, endorse or recommend any Perion Takeover Proposal (any of the foregoing set forth in clauses (i) and (ii), a "Perion Change of Recommendation") or (iii) enter into a written definitive agreement providing for an Acquisition Transaction. Subject to Section 5.3(e), at the request of Conduit, in the event of any publicly known Perion Takeover Proposal, the Board of Directors of Perion shall issue an announcement or statement reaffirming and confirming the Perion Recommendation and stating that this announcement or statement is provided after taking into account the Perion Takeover Proposal.

(e)           The Perion Board of Directors may, at any time prior to receipt of the Perion Shareholder Approval, (i) effect a Perion Change of Recommendation in respect of a Perion Takeover Proposal, and/or (ii) if it elects to do so in connection with or following a Perion Change of Recommendation, terminate this Agreement pursuant to Section 7.1(d)(iii) in order to simultaneously enter into a written definitive agreement providing for a Perion Acquisition Transaction, if all of the following are fulfilled: (A) a bona fide unsolicited Perion Takeover Proposal is made in writing to Perion by a third party and such offer is not withdrawn; (B) the Perion Board of Directors determines that such offer constitutes a Superior Offer; (C) Perion is not and has not been in breach of Section 5.3; (D) Perion provides Conduit five Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Offer that is specified in Section 5.3(b) (it being understood that any material change to the terms of such Superior Offer shall require a new notice and, in such case, all references to five Business Days in this Section 5.3(e) shall be deemed to be two Business Days); (E) Perion shall have negotiated during the period referred to in clause (D) above, with Conduit and ClientConnect in good faith regarding the making of any adjustments to the terms and conditions of this Agreement,  (F) at the end of the period described in clause (D), the Perion Board of Directors again makes the determination in good faith after consultation with outside legal counsel and a reputable international financial advisor (after taking into account any adjustments or modifications to the terms of this Agreement proposed by Conduit and ClientConnect) that the Perion Takeover Proposal continues to be a Superior Offer and that failure to approve a Perion Change of Recommendation would likely constitute a breach of its fiduciary duties under applicable Legal Requirements.

(f)            Regardless of whether the Board of Directors of Perion effectuates a Perion Change of Recommendation, Perion shall, and shall cause its Subsidiaries and Representatives to, continue to be committed to cause the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement and shall not be released from its obligations under this Agreement unless and until this Agreement is terminated in accordance with its terms.

(g)           Nothing contained in this Section 5.3 shall prohibit Perion from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any disclosure to its shareholders if the Perion Board of Directors has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Legal Requirements, or (iii) complying with its disclosure obligations under any Legal Requirements, provided that the foregoing shall not, in itself, constitute a Perion Change of Recommendation, or (iv) making a Perion Change of Recommendation to the extent that the Perion Board of Directors determines in good faith, for reasons not related to the receipt of an Acquisition Proposal, after consultation with the Company's outside legal counsel, that the failure of the Board of Directors to effect a Perion Change of Recommendation would be inconsistent with the directors' fiduciary duties under applicable Legal Requirements.

5.4           Non-Solicitation by Conduit and ClientConnect.

(a)           Each of Conduit and ClientConnect agrees that neither it nor any of its Subsidiaries, nor any of their respective officers, directors or employees, shall, and that it shall use its best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage the making, submission or announcement of any Conduit Takeover Proposal, (ii) furnish any information regarding Conduit or ClientConnect or any of their Subsidiaries to any Person in connection with or in response to a Conduit Takeover Proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any Person with respect to any Conduit Takeover Proposal, (iv) approve, endorse or recommend any Conduit Takeover Proposal, or (v) enter into any letter of intent, arrangement, agreement or understanding, written or oral, relating to any Conduit Acquisition Transaction.

(b)           Each of Conduit and ClientConnect shall promptly, and in no event later than forty eight (48) hours after its receipt of any Conduit Takeover Proposal, advise Perion in writing of such Conduit Takeover Proposal, including the material terms and a copy thereof. Conduit and ClientConnect shall keep Perion informed on a prompt basis with respect to any change to the terms of any such Conduit Takeover Proposal, any material developments with respect thereto and any additional documents provided by the third party making the Conduit Takeover Proposal (and in no event later than forty-eight (48) hours following any such change, development or receipt of such additional documents.

(c)           Upon the execution of this Agreement, to the extent applicable, each of Conduit and ClientConnect shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall instruct its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations with any Person that relate to or that may lead to any Conduit Takeover Proposal and shall use commercially reasonable efforts to obtain the prompt return or destruction of any confidential information previously furnished to such Persons with respect thereto within twelve (12) months prior to the date hereof.

(d)           Neither the Board of Directors of Conduit or the Board of Directors of ClientConnect or any committee thereof may, for any reason whatsoever (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the Conduit recommendation of the Transactions in a manner adverse to Perion or make any statement, filing or release, in connection with obtaining the Section 350 Voting Approval or otherwise, inconsistent with such Conduit recommendation, or (ii) approve, endorse or recommend any Conduit Takeover Proposal (any of the foregoing set forth in clauses (i) and (ii), a "Conduit Change of Recommendation") or (iii) enter into a written definitive agreement providing for a Conduit Acquisition Transaction. At the request of Perion, in the event of any publicly known Conduit Takeover Proposal, the Board of Directors of Conduit shall issue an announcement or statement reaffirming and confirming the Conduit recommendation and stating that this announcement or statement is provided after taking into account the Conduit Takeover Proposal.

(e)           Regardless of whether the Board of Directors of Conduit or the Board of Directors of ClientConnect effectuates a Conduit Change of Recommendation, each of Conduit and ClientConnect shall, and shall cause its respective Subsidiaries and Representatives to, continue to be committed to cause the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement and shall not be released from its obligations under this Agreement unless and until this Agreement is terminated in accordance with its terms.

5.5           Confidentiality; Public Disclosure.

(a)           The Parties acknowledge that Perion and Conduit have previously executed a non-disclosure Agreement, dated May 1, 2013 (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms.  ClientConnect hereby agree to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though ClientConnect were a party thereto.

(b)           None of Perion, Conduit and ClientConnect shall, and each of them shall use commercially reasonable efforts to ensure that their respective Representatives shall not, issue any press release or other public statement relating to the terms of this Agreement or the Transactions, whether or not in response to an inquiry, without approval of a Representative of the other Party (such approval not to be unreasonably withheld), unless required by applicable Legal Requirements.  The Parties shall coordinate the timing and content of the announcement of this Agreement and the consummation of the Transactions to their respective employees, customers, vendors and strategic partners and any investor presentations.

5.6           Reasonable Efforts.  Each of the Parties agrees to use its commercially reasonable efforts, and to cooperate with each other Party, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Split, the Share Purchase and the other transactions contemplated hereby or in the Split Agreement, including the satisfaction of the respective conditions set forth in ARTICLE 6, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably required for effecting completely the consummation of the Split, the Share Purchase and the other transactions contemplated hereby or in the Split Agreement.

5.7           Third Party Consents; Notices.

(a)           Conduit shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Perion at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(xiv) of the ClientConnect Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(xiv) of the ClientConnect Disclosure Letter if entered into prior to the Agreement Date).

(b)           Perion shall use commercially reasonable efforts to obtain prior to the Closing, and deliver a copy to Conduit at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 3.15(a)(xii) of the Perion Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 3.15(a)(xiii) of the Perion Disclosure Letter if entered into prior to the Agreement Date).

5.8           Litigation; Shareholder Litigation.

(a)           Until the Closing, each Party (in the case of Conduit, only in connection with the ClientConnect Business) will (i) notify the other Parties in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by such Party to be threatened against it, or any of their respective directors, officers, employees or shareholders, in their capacity as such (a "New Litigation Claim"), (ii) notify the other Parties of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with the other Party regarding the conduct of the defense of any New Litigation Claim.

(b)           Each Party shall promptly advise the other Parties orally and in writing of any litigation commenced or threatened in writing to be commenced by any shareholder of such Party against such Party and/or any of its directors relating to this Agreement and/or the Transactions, including the Share Purchase, and shall keep the other Parties fully informed regarding any such litigation.  Each Party shall give the others the opportunity to participate in, subject to a customary joint defense agreement, the defense or settlement of any such litigation, shall give due consideration to the others' advice with respect to such litigation and shall not settle any such litigation without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed).

5.9           Access to Information; Update of Disclosure Letters.

(a)           During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, each Party shall afford the other Parties and their Representatives, reasonable access upon reasonable notice and during business hours to (i) all of such Party’s properties, books, Contracts and records (in the case of Conduit, only in connection with the ClientConnect Business) and (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Legal Requirement) of such Party as the other Parties may reasonably request (in the case of Conduit, only in connection with the ClientConnect Business).

(b)           Subject to compliance with applicable Legal Requirements, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, each Party shall confer from time to time as requested by the other Parties with one or more Representatives of the other Parties to discuss any material changes or developments in the operational matters of such Party and the general status of the ongoing operations of such Party (in the case of Conduit, only in connection with the ClientConnect Business).

(c)           During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, (i) Conduit and ClientConnect shall update the ClientConnect Disclosure Letter by providing Perion with a written amendment to the ClientConnect Disclosure Letter, and (ii) Perion shall update the Perion Disclosure Letter by providing Conduit and ClientConnect with a written amendment to the Perion Disclosure Letter, subject in each case to Section (d).

(d)           No information or knowledge obtained by a Party during the pendency of the transactions contemplated by this Agreement in any investigation pursuant to this Section 5.9, including any updates made to the ClientConnect Disclosure Letter or the Perion Disclosure Letter, shall affect or be deemed to modify any representation, warranty, covenant, condition or obligation under this Agreement.

5.10         Closing Spreadsheet.

(a)           Conduit and ClientConnect shall prepare and deliver to Perion, at or prior to the Closing, a spreadsheet, certified as complete and correct by the Chief Financial Officer of Conduit (the "Closing Spreadsheet"), in the form of the Signing Spreadsheet, which Closing Spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date immediately prior to the Closing: (i) the names of all the ClientConnect Shareholders and ClientConnect Optionholders and their respective street addresses, email addresses (if available), telephone number (if available), Israeli identification number (if available) and taxpayer identification numbers (if available); (ii) the number of ClientConnect Shares held by such Persons; (iii) the number of ClientConnect Shares subject to, and the exercise price per share in effect for, each ClientConnect Option held by each ClientConnect Optionholder, the expiration date of each ClientConnect Option, the date of commencement of the two year holding period with the Conduit 102 Trustee, if granted under Section 102(b), and whether the Optionholder is an employee of ClientConnect and specifying the section and subsection of the Israeli Income Tax Ordinance pursuant to which such ClientConnect Option was granted; (iv) the portion of the aggregate Share Purchase Consideration (i.e., the number of Perion Shares) payable to each ClientConnect Shareholder pursuant to this Agreement; (v) the adjusted number of Perion Shares subject to, and the adjusted exercise price per share, the Perion Options issuable to such ClientConnect Optionholder pursuant to this Agreement and the expiration date thereof; and (vi) calculations of the aggregate Share Purchase Consideration, the total number of Perion Shares subject to Perion Options issuable in exchange for ClientConnect Options.

(b)           Perion shall deliver to Conduit, on the fourth Business Day prior to the Closing Date, a certificate executed on behalf of Perion by the Chief Executive Officer or Corporate Secretary of Perion certifying, as of such date (i) the number of issued and outstanding Perion Shares and (ii) the number of outstanding Perion Options (the “Perion Closing Spreadsheet Officer’s Certificate”). On the Business Day prior to the Closing Date, Perion shall deliver to Conduit an updated Perion Closing Spreadsheet Officer’s Certificate, as of such date. Conduit shall use and rely on the number of Perion Shares and Perion Options detailed in the Perion Closing Spreadsheet Officer’s Certificate in its calculations and preparation of the Closing Spreadsheet.

(c)           Conduit shall prepare and deliver to Perion, a draft of the Closing Spreadsheet not later than two (2) Business Days prior to the Closing Date.

5.11         Employees.

(a)           Conduit and ClientConnect shall continue to pay until the Closing Date all salaries, benefits and other entitlements to the ClientConnect Employees and ClientConnect Consultants in a timely manner.  Conduit and ClientConnect shall continue to set aside until the Closing Date all benefits under the ClientConnect Employee Plans to which any ClientConnect Employee is or may be entitled including, inter alia, severance pay and termination notice.

(b)           Immediately following the Closing Perion shall issue new options to purchase Perion Ordinary Shares or restricted share units of Perion Ordinary Shares (RSUs) to certain of the ClientConnect employees, as part of such employees’ retention packages for continued employment at ClientConnect (the "New Securities"). The New Securities shall be granted pursuant to Section 102(b) or Section 102(c) of the Israeli Income Tax Ordinance. The ClientConnect employees entitled to the New Securities and the general amount, terms and allocation of such New Securities are described in Schedule 5.11(b)(i) hereto, and the specific amounts, terms and allocations of such New Securities will be agreed upon between Conduit and Perion prior to Closing and will be communicated to the relevant ClientConnect Employees prior to Closing.

5.12         Tax Matters.

(a)           Following the Closing, Perion, Conduit and ClientConnect shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns relating to the ClientConnect Business and any audit, litigation or other proceeding with respect to Taxes relating to the ClientConnect Business.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Conduit agrees to retain all books and records with respect to Tax matters relating to the ClientConnect Business and to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements it entered into with any Tax Authority.

(b)           The Parties shall use their commercially reasonable efforts to obtain the Tax Ruling (and additional approvals or rulings, to the extent required) confirming, among others, that (i) the Split will be treated as a restructuring pursuant to Section 105 of the Israeli Income Tax Ordinance, (ii) the Share Purchase will be treated as a merger pursuant to Section 103T of the Israeli Income Tax Ordinance, (iii) that the Options Exchange will not result in a requirement for an immediate Israeli tax payment (or any tax withholding by Perion) with respect to the ClientConnect Options,  until such time as (x) any such ClientConnect Option is exercised or (y) in the case of ClientConnect Options which are part of a "Section 102 Plan," until the actual sale of the underlying shares by the holders of such ClientConnect Options or their release from the Conduit 102 Trustee, in accordance with the terms of such ruling, (iv) with respect to such ClientConnect Options subject to Section 102 of the Israeli Income Tax Ordinance, that the requisite holding period will not be restarted as a result of the Options Exchange, and (v) the transfer of severance funds of ClientConnect Employees from Conduit to ClientConnect will not constitute tax event (which ruling may be subject to customary conditions regularly associated with such a ruling and may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed in this Section (b)).

(c)           Conduit shall cause its Israeli counsel, advisors and/or accountants to perform all activities with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Tax Ruling, and to coordinate and cooperate with Perion and its Representatives and promptly apprise them of any material developments in connection with the Tax Ruling.  Subject to the terms and conditions hereof, Conduit shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to obtain the Tax Ruling as promptly as practicable after the Agreement Date. In any event, Conduit shall permit Perion to review (and consider in good faith the views of Perion in connection with) the application and material drafts of the Tax Ruling and any aspect of the Tax Ruling that affect Perion or ClientConnect shall be subject to the prior approval of Perion, not to be unreasonably withheld or delayed.

5.13         Conduit Financial Statements; Proxy Statement; Perion Shareholders Meeting.

(a)           As soon as practicable following the Agreement Date and in any event no later than 14 days following the Agreement Date, Conduit shall deliver to Perion the (i) Conduit Historical Financial Statements, as audited (with respect to the annual statements) and reviewed (with respect to the interim statements) by the Auditor, including the audit and review letters of the Auditor and (ii) the pro forma information of Conduit for the Reporting Periods as though the Split were consummated on June 30, 2013, thereby reflecting the business of Conduit other than the ClientConnect Business (the "Retained Conduit Business") as 'discontinued operations', including an 'as adjusted' column in the balance sheet as of June 30, 2013 reflecting the distribution to the Conduit Shareholders of the Retained Conduit Business and the cash and working capital of the ClientConnect Business, as well as the Credit Line, to reflect the actual ClientConnect assets and liabilities that would exist at the consummation of the Split had it occurred on June 30, 2013 (the "ClientConnect Pro Forma Information").  The ClientConnect Pro Forma Information shall be derived from the Conduit Historical Financial Statements and books and records of Conduit, based on good faith assumptions in allocating shared costs between the ClientConnect Business and the Conduit Retained Business in accordance with the applicable SEC guidance, accounting rules and other Legal Requirements.  Conduit shall, and shall instruct its accountants to, fully cooperate with Perion and its accountants in preparing a pro forma income statement of the combined business of Perion and the ClientConnect Business for the year ended December 31, 2012 and for the six months ended June 30, 2013 and a balance sheet as of June 30, 2013, in each case as though the Closing occurred on January 1, 2012.

(b)           As soon as practicable following the Agreement Date and in any event no later than 14 days following the Agreement Date, Conduit shall deliver to Perion a description of the ClientConnect Business and material risk factors, and a summary management discussion and analysis with respect to the Audited Financial Statements, each in reasonable form and content similar to disclosure of public companies in the industry (the "ClientConnect SEC Disclosure"). Conduit shall supply Perion with any other necessary information which may be reasonably required by Perion to be included in the Proxy Statement (as defined below).

(c)           As soon as practicable following the Agreement Date and no later than 14 days following the Agreement Date, Perion shall prepare a draft proxy statement (the "Proxy Statement") with respect to approving the Share Purchase and the Transactions, including (i) an increase of Perion's registered share capital to 100,000,000 Perion Shares, (ii) the election to the Board of Directors of Perion of Dror Erez and Roy Gen or such other two individuals designated by Conduit  (the "Conduit Designees") instead and to the classes of directors of Adi Soffer Teeni and Josef Mandelbaum (the “Resigning Perion Directors”), (iii) the approval of a D&O indemnification agreement in a form attached as Exhibit L herein and (iv) the issuance of a new D&O insurance policy for Perion’s directors and officers, in an amount, in an amount reflecting the Transactions and acceptable to Conduit and a run-off insurance policy covering the Perion directors serving prior to the Closing (collectively, the "Perion Shareholder Approval").  Prior to the publication and filing of the Proxy Statement, Perion shall provide Conduit with a reasonable opportunity to review and comment on drafts of the Proxy Statement (and will consider in good faith the comments of Conduit), and any and all disclosure regarding Conduit, ClientConnect, the ClientConnect Business or the Split included in the Proxy Statement shall be approved in advance by Conduit, such approval not to be unreasonably withheld or delayed.   As soon as practicable following the receipt by Perion of the Conduit Historical Financial Statements, the ClientConnect Pro Forma Information and the ClientConnect SEC Disclosure, with a target date of October 3, 2013, Perion shall publish the notice of the Perion Extraordinary General Meeting of Shareholders (the "Perion Shareholders Meeting"), file the Proxy Statement with the SEC and ISA and cause the Proxy Statement to be mailed to the shareholders of Perion as promptly as practicable following its filing date.  The Proxy Statement shall be in compliance with all applicable Legal Requirements. The Perion Shareholders Meeting shall be called for 35 days following the publication of the notice of the Perion Shareholders Meeting.  Perion may adjourn or postpone the Perion Shareholders Meeting, with the prior agreement of Conduit, only in the following circumstances: (A) if and to the extent required under any Legal Requirement to provide any necessary supplement or amendment to the Proxy Statement, in a form acceptable to Conduit; or (B) if, as of the time for which the Perion Shareholders Meeting is originally scheduled, there are insufficient Perion Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Perion Shareholders Meeting, in which case the adjournment shall not exceed 7 days.  All procedures for the Perion Shareholders Meeting (including calling the meeting, convening, adjourning or postponing the meeting and voting at the meeting) shall be in accordance with all applicable Legal Requirements and the Perion Charter Documents. If at any time prior to the Closing any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the Proxy Statement as shall be determined by Perion and Conduit, Perion shall, in accordance with the procedures set forth in this Section 5.13, prepare, in a form acceptable to Conduit, such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Legal Requirements, cause such amendment or supplement to be promptly filed and/or distributed to the shareholders of Perion. To the extent any securities authority makes any written or oral communication to any Party in connection with the Proxy Statement, such Party shall promptly notify the other Parties of such communications and shall cooperate and coordinate with such other Parties and promptly apprise them of any material developments in connection therewith.

(d)           Perion, through the Perion Board of Directors , shall, subject to Sections 5.3(e), recommend to its shareholders to approve this Agreement and any and all transactions contemplated hereby or related thereto including without limitation all matters included in the Perion Shareholder Approval (the "Perion Recommendation") and use commercially reasonable best efforts to solicit from Perion shareholders proxies in favor of the approval of this Agreement and any and the Transactions, including without limitation, all matters included in the Perion Shareholder Approval.  Perion shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Perion Shareholders Meeting in compliance with all applicable Legal Requirements, including the Companies Law, the NASDAQ Listing Rules and the Perion Charter Documents.  The Proxy Statement shall include a copy of the unanimous Perion Recommendation and a copy of any fairness opinion obtained by the Perion Board of Directors in connection with its approval of the Share Purchase.  Without limiting the generality of the foregoing, Perion’s obligation to convene the Perion Shareholders Meeting and all other obligations under this Section 5.13 (other than soliciting proxies in favor of the approval of this Agreement) shall not be affected or limited by (i) the commencement, public proposal, public disclosure or communication to Perion of any Perion Takeover Proposal or (ii) any Perion Change of Recommendation, except in the event that Perion decides to terminate this Agreement pursuant to Section 7.1(d)(iii).

5.14         Court Approval

(a)           As promptly as practicable after the execution and delivery of this Agreement and in any event no later than seven days following the Agreement Date (or, if the Applicable Court is in recess, the day following the end of such recess, if later), Conduit shall prepare and submit to the District Court of Tel Aviv−Jaffa (the "Applicable Court") a first motion to convene, in the manner and content set forth in the Companies Law and the regulations promulgated pursuant to Sections 350 and 351 of the Companies Law (the "Arrangement Regulations") and as shall be ordered by the Applicable Court, shareholders meetings (the "Conduit Meetings"), for the approval of the terms and conditions of an arrangement among Conduit and its shareholders, including the Split, the Share Purchase and the other transactions contemplated by the Split Agreement and by this Agreement (collectively, the "Arrangement"), by a majority in number representing at least seventy-five percent (75%) of the votes cast in each of the Conduit Meetings or as otherwise ordered by the Applicable Court (the "Section 350 Voting Approval").  Such motion shall state that the court approval would be relied upon by the Parties as an approval of the Share Purchase for the purpose of qualifying the issuance of Perion Shares hereunder for the Section 3(a)(10) exemption from the registration requirements of the Securities Act. Conduit, through the Conduit Board of Directors, shall recommend to its shareholders the approval of this Agreement and the Arrangement (the "Conduit Recommendation").  Conduit shall comply with all applicable requirements of the Companies Law, the Arrangement Regulations and as required by the Applicable Court.  Conduit shall use commercially reasonable best efforts to solicit from Conduit Shareholders proxies in favor of the approval of the Arrangement.  Following the approval of the Arrangement by the Conduit Shareholders, Conduit will submit to the Applicable Court a second motion requesting (i) to hold a hearing on the fairness of the Arrangement regardless of whether or not any objections to the Arrangement shall have been raised and (ii) the approval of the Arrangement and the order of all actions to be taken in accordance therewith (these approvals when obtained shall be collectively referred to as the "Court Approval").

(b)           Conduit shall cause its Israeli counsel, advisors and accountants to perform all activities with respect to the preparation and filing of the motions with respect to the Court Approval and all other documents prepared with respect to the Arrangement.  Perion shall, and shall cause its Representatives to, assist with all activities with respect to the preparation and filing of the motions with respect to the Court Approval and all other documents prepared with respect to the Arrangement as may be requested by Conduit. Perion shall promptly provide to Conduit all such information concerning its business and financial statements and affairs as reasonably may be required or appropriate for inclusion in any motions to be filed in connection with the Arrangement. Prior to the filing of each such motion with the Applicable Court, Conduit shall provide Perion with a reasonable opportunity to review and comment on drafts of the motion (and will consider in good faith the comments of Perion), and any and all disclosure regarding Perion included therein shall be approved in advance by Perion, such approval not to be unreasonably withheld or delayed.  In addition, Conduit shall comply with all the procedures detailed in the Companies Law and the Arrangement Regulations and shall use its commercially reasonable best efforts to take all necessary actions in order to minimize the term of such procedures and Perion shall use its commercially reasonable best efforts to assist with all such procedures and actions as may be reasonably requested by Conduit.

(c)           Conduit shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Conduit Meetings in compliance with all applicable Legal Requirements, including the Companies Law, the Arrangement Regulations and the Conduit Charter Documents.  Conduit may adjourn or postpone the Conduit Meetings: (i) if and to the extent necessary to provide any necessary information or disclosure documents to Conduit’s shareholders, in advance of a vote on the Arrangement; or (ii) if, as of the time for which the Conduit Meetings are originally scheduled, there are insufficient Conduit Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Conduit Meetings; or (iii) pursuant to the order or stipulation of the Applicable Court.

5.15         Non-competition.

(a)           From the Closing Date and until the 30-month anniversary of the Closing Date, without the prior written consent of Perion, Conduit shall not, and shall cause its Subsidiaries not to:

(i)             Enter into, participate or engage, directly or indirectly, in the development, marketing or sale of Toolbar Platforms, standalone Search Protects, Value Apps or Download Managers, as such “Products” are defined in the Split Agreement and Schedule 1.1.3 thereto (the "Field of Business"), provided that from the Agreement Date until the Closing Date, Conduit may undertake all actions necessary to comply with Sections 4.1(a) and 4.1(b) above;

(ii)            Engage in selling or proxying internet search feeds or search pages to third-party products, unless Perion serves as the search partner for such activities and such services will be provided on commercial terms and conditions which are the most favorable terms and conditions for similar services of Perion, at any time and from time to time after the Closing Date; or

(iii)           Promote or assist, financially or otherwise, any Person engaged in the Field of Business.

(b)           Conduit acknowledges, represents and warrants to Perion that the covenants of Conduit in this Section 5.15 are reasonably necessary for the protection of Perion’s interests under this Agreement and are not unduly restrictive upon Conduit or any Affiliates thereof.

(c)           Nothing contained in this Section 5.15 shall prevent Conduit from holding passive investments in any investment fund that hold securities or makes any other financial or other investment in any company engaged in the Field of Business.

5.16         Split between Conduit and ClientConnect. ClientConnect shall take all steps reasonably necessary to consummate the Split in accordance with the Split Agreement (including all schedules and exhibits attached thereto), subject to the Court Approval.

5.17         Post-Closing Cooperation and Information; Post-Closing Covenants.

(a)           Following the Closing, each Party shall afford the other Party and its respective Representatives, during normal business hours, reasonable access to the books, records and other information in such Party’s possession relating directly or indirectly to the assets, liabilities or operations of the ClientConnect Business with respect to periods prior to the Closing, and the right to make copies and extracts therefrom, and shall otherwise cooperate with such other Party to the extent such access and cooperation (a) is reasonably required by the requesting Party for any proper business purpose and (b) is not reasonably likely to adversely affect the ability of the disclosing Party to assert attorney-client or attorney work-product privilege.

(b)           Without derogating from the generality of the foregoing: (i) by no later than February 15, 2014, Conduit shall provide Perion with the unaudited balance sheet, income statements and cash flow statements of the ClientConnect Business as of and for the three-month and 12-month periods ended December 31, 2013, for inclusion in Perion's press release containing its fourth quarter and 2013 financial information; and (ii) by no later than March 10, 2014, Conduit shall provide Perion with (A) final consolidated balance sheet of the ClientConnect Business as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in shareholders equity, and cash flows for the three years ended December 31, 2013, 2012 and 2011 (the “Delivered Financial Statements”), (B) a full management discussion and analysis and business disclosure relating to the Delivered Financial Statements and the ClientConnect Business for inclusion in Perion's SEC filings, (C) a certificate executed by the Chief Financial Officer of Conduit, dated as of the delivery date, stating that the Delivered Financial Statements (I) were derived from and in accordance with the books and records of Conduit, based on good faith assumptions in allocating shared costs between the ClientConnect Business and other businesses of Conduit in accordance with GAAP and other applicable Legal Requirements, (II) comply as to form with applicable accounting requirements with respect thereto as of their respective dates, (III) fairly and accurately present the financial position of the ClientConnect Business as of the respective dates thereof and the results of operations and cash flows of the ClientConnect Business for the periods covered thereby, (IV) are true, complete and correct in all material respects; and stating that had ClientConnect been owned by Conduit, Conduit would be willing to sign the management letter attached thereto and (D) a letter from the Auditor that upon receipt of the executed management letter referenced above, the Auditor would sign the audit letter relating to the Delivered Financial Statement in the form attached thereto. Perion will bear the fees of the Auditor incurred in connection with such the preparation of such financial statements. Without limitation of Section 5.17(a) above, Conduit shall have no Liability of any kind or nature with respect to the financial information and reports referred to in this Section 5.17(b).

(c)           For a period of seven years after the Closing Date, neither Party shall, or permit its Affiliates to, destroy or otherwise dispose of any of the books, records or other information described in this Section 5.17 without first offering in writing to surrender such books, records and other information to the other Party, which other Party shall have ten days after such offer to agree in writing to take possession thereof.

(d)           Until the full amounts due to Conduit under the Credit Line are repaid to Conduit in full and the Credit Line is terminated, neither Perion nor ClientConnect shall declare or distribute any dividend, in cash or in kind, to their respective shareholders, repurchase or redeem any of their shares or other equity securities, prepay any Indebtedness prior to its stated maturity date or undertake any new Indebtedness not in effect on the date hereof, other than new Indebtedness used to concurrently repay the Credit Line.

(e)           Following the Closing, Perion agrees and acknowledges that it is an “Indemnifying Party” as defined in Section 7.1 of the Split Agreement solely with respect to the breach, default or violation of any covenant, obligation or condition imposed on, or agreement by, or on behalf of, Perion in the Tax Ruling and/or the relevant provisions of the Tax Ordinance referenced in the Tax Ruling, and the provisions of Section 7 of the Split Agreement shall apply as applicable.

(f)            Following the Closing, and not later than the earlier of (i) the 2014 annual shareholder meeting of Perion and (ii) September 30, 2014, Perion shall convene a general meeting of shareholders for (or add to the agenda of the annual shareholder meeting, as applicable) the approval of an amendment to the Articles of Association of Perion authorizing the indemnification specified in Section 1.1.4 of the form of indemnification agreement attached hereto as Exhibit L. Perion shall use commercially reasonable best efforts to solicit from Perion shareholders proxies in favor of the approval of this resolution.

5.18         D&O Insurance. From the closing of the Split until the Closing Date, Conduit shall add ClientConnect and its directors and officers, at no expense to ClientConnect, as additional insureds to Conduit’s D&O liability insurance policy and its errors and omissions insurance policy, as applicable. Effective as of the Closing Date, (i) Conduit shall purchase run-off insurance for a period of seven years from the Closing Date with respect to Conduit’s current D&O liability insurance policy and errors and omissions insurance policy and (ii) Perion shall cause ClientConnect and its directors and officers to be covered by Perion’s D&O liability insurance policy in the amount of at least $50 million and errors and omissions insurance policy in the amount of at least $5 million, as applicable, for acts following the Closing Date and (iii) Perion shall purchase run-off insurance for a period of seven years from the Closing Date with respect to Perion’s current D&O liability insurance policy and errors and omissions insurance policy.

ARTICLE 6
Conditions to the Share Purchase

6.1           Conditions to Obligations of Each Party to Effect the Share Purchase.  The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)           Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Share Purchase which makes the consummation of the Share Purchase illegal.

(b)           Governmental Approvals.  Perion, Conduit and ClientConnect shall have timely obtained from each Governmental Entity all approvals, waivers and consents (or the applicable waiting periods under applicable Antitrust Laws shall have expired) necessary for consummation of the Share Purchase and the other transactions contemplated hereby, as set forth on Schedule 6.1(b) to this Agreement without imposing any material limitation, restriction or obligation on any such party, respectively.

(c)           Court Approval.  The Court Approval shall have been obtained.

(d)           Perion Shareholder Approval.  The Perion Shareholder Approval shall have been obtained.

(e)           NASDAQ Listing Approval.  Perion shall have obtained the approval of the NASDAQ Stock Market for the listing thereon of the Perion Shares following the Closing.

(f)           TASE Listing Approval.  Perion shall have obtained the approval of the Tel Aviv Stock Exchange of the listing thereon of the Perion Shares to be issued at the Closing.

(g)           Split Closing.  The Split shall have been consummated in accordance with the Split Agreement (including the exhibits and schedules thereto), with no amendments thereto or waivers of any rights of ClientConnect, except as approved by Perion and other than de-minimis deviations.

(h)           Transition Services Agreements.  ClientConnect and Conduit shall have entered into the Transition Services Agreement and the Office and Administrative Services Agreement, substantially in the forms attached hereto as Exhibit M and Exhibit N, respectively.

(i)            ClientConnect Working Capital Certificate.  The preliminary ClientConnect Net Working Capital Certificate shall have been delivered by Conduit pursuant to Section 1.8(b).

6.2           Additional Conditions to Obligations of Conduit and ClientConnect.  The obligations of Conduit and ClientConnect to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Conduit and ClientConnect and may be waived by both Conduit and ClientConnect in writing in their sole discretion without notice or Liability to any Person):

(a)           Representations, Warranties and Covenants.  Each representation and warranty of Perion in Section 3.1 (Organization, Standing and Power), Section 3.2(a)-(e) (Capital Structure) and Section 3.3 (Authority; Noncontravention) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except for such representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects with respect to such specified date and except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects), except that each representation and warranty of Perion in Section 3.2(f) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date. The other representations and warranties of Perion in this Agreement shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except for any failure to be true and correct which, individually or together with other failures, does not constitute a Material Adverse Effect on Perion.   Perion shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b)           Receipt of Closing Deliveries.  Conduit shall have received each of the agreements, instruments and other documents set forth in Section 1.5(a).

(c)           No Material Adverse Effect.  There shall not have been any Material Adverse Effect on Perion.

(d)           Director Indemnification; D&O Insurance. Perion shall have entered into an indemnification agreement with each of the Conduit Nominees in substantially the form attached hereto as Exhibit L, as approved by the Perion Shareholders. Perion shall have purchased the D&O insurance policy and run-off insurance policy described in Section 5.18.

(e)           Employees.

(i)           At least 65% of the Perion Key Employees shall be employees of Perion, and none of such Key Employees shall have given any notice or other indication that he or she is not willing to remain employed by Perion following the Closing;

(ii)           At least 65% of the Perion Employees as of the Agreement Date shall be employees of Perion, and none of such employees shall have given any notice or other indication that he or she is not willing to remain employed by Perion following the Closing.

(f)           Consents.  All Consents required to be obtained in connection with the transactions contemplated by this Agreement, as set forth on Schedule 6.2(f) hereof, shall have been obtained in a form satisfactory to Conduit and ClientConnect, been delivered to Conduit and ClientConnect, and shall be in full force and effect.

(g)           Perion Debt.  The Indebtedness of Perion as of the Closing Date shall not exceed $14,741,000 million, which is an amount equal to the sum of (1) $2,300,000, which is the amount set forth in line item "Current maturities of long-term debt" in the Perion Balance Sheet; (2) $5,400,000, which is the amount set forth in line item "Long term debt" in the Perion Balance Sheet; (3) $6,541,000, which is the amount set forth in line item "Contingent purchase consideration" in the Perion Balance Sheet; and (4) $500,000.

(h)           Tax Ruling.  The Tax Ruling shall have been obtained on terms reasonably satisfactory to Conduit and ClientConnect. This condition shall be deemed satisfied if the ITA grants a tax ruling containing the terms and provisions set forth in Schedule 6.2(h) and does not impose any material limitation, restriction or obligation on Conduit, ClientConnect or their shareholders which is not specified in Schedule 6.2(h).

(i)            New Perion Directors. Both Conduit Designees shall have been duly elected and serve as directors, and are members of the classes of directors vacated by both Resigning Perion Directors, respectively, with one Conduit Designee elected as a member of the Nominating Committee of the Perion Board of Directors and the other Conduit Designee elected as a member of the Investment Committee of the Perion Board of Directors.

6.3           Additional Conditions to the Obligations of Perion.  The obligations of Perion to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Perion and may be waived by Perion in writing in their sole discretion without notice or Liability to any Person):

(a)           Representations, Warranties and Covenants.  Each representation and warranty of Conduit and ClientConnect in Section 2.1 (Organization, Standing and Power), Section 2.2 (Capital Structure) and Section 2.3 (Authority; Noncontravention) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except for such representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects with respect to such specified date and except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects). The other representations and warranties of Conduit and ClientConnect in this Agreement shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except for any failure to be true and correct which, individually or together with other failures, does not constitute a Material Adverse Effect on ClientConnect.  Conduit and ClientConnect shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b)           Receipt of Closing Deliveries.  Perion shall have received each of the agreements, instruments and other documents set forth in Section 1.5(b).

(c)           No Material Adverse Effect.  There shall not have been any Material Adverse Effect on the ClientConnect Business or ClientConnect.

(d)           Employees.

(i)             At least 65% of the ClientConnect Key Employees, shall have signed and delivered to Perion the executed employment confirmation between such employee and ClientConnect, in substantially the form attached hereto as Exhibit O, each of which shall continue to be in full force and effect and no notice of termination shall have been received from such ClientConnect Key Employee;

(ii)            At least 65% of the ClientConnect Employees (as listed in Schedule 1.1.10 of the Split Agreement as of the Agreement Date) shall be employees of ClientConnect, and none of such employees shall have given any notice or other indication that he or she is not willing to remain employed by ClientConnect following the Closing;

(iii)           Each of the ClientConnect Key Employees listed in Schedule 6.3(d)(iii) hereto, who shall be employed by ClientConnect immediately prior to the Closing, as a condition to becoming employed by ClientConnect, shall have signed and delivered to Perion an undertaking to comply with the Lock-up Arrangements with respect to the Perion Shares in substantially the form attached hereto as Exhibit G such ClientConnect Key Employee received at Closing or received from exercising the Perion Options such employee received at Closing.

(e)           Consents. All Consents required to be obtained in connection with the transactions contemplated by this Agreement, as set forth on Schedule 6.3(e) hereof, shall have been obtained in a form satisfactory to Perion, been delivered to Perion, and shall be in full force and effect.

(f)            ClientConnect Debt.  ClientConnect shall have no Indebtedness as of the Closing Date.

(g)           Standstill Agreements. Each of the Standstill Agreements shall continue to be in full force and effect and no action shall have been taken by any Person party to any of such agreements to rescind any of such agreements.

(h)           Tax Ruling.  The Tax Ruling shall have been obtained on terms reasonably satisfactory to Perion. This condition shall be deemed satisfied if the ITA grants a tax ruling containing the terms and provisions set forth in Schedule 6.3(h) and does not impose any material limitation, restriction or obligation on Perion or its shareholders which is not specified in Schedule 6.3(h).

(i)            D&O Insurance. Conduit shall have made the revisions to its D&O insurance policy and shall have purchased the run-off insurance policy, each as described in Section 5.18.

ARTICLE 7
Termination, Amendment and Waiver

7.1           Termination.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time before the Closing, whether before or after receipt of an affirmative Section 350 Voting Approval, the Court Approval or the Perion Shareholder Approval:

(a)           by mutual written consent of Conduit, ClientConnect and Perion;

(b)           by either Conduit, ClientConnect or Perion if:

(i)             the Share Purchase shall not have been consummated prior to January 31, 2014 (the "Outside Date"); provided, however, that (A) the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been the principal cause of or directly resulted in the failure of the Share Purchase to occur on or before such date, and (B) if, on the initial Outside Date set forth above, the expiration or termination of any applicable waiting period or any required clearances under the HSR Act shall not have been obtained but all other conditions to the consummation of the transactions contemplated by Article 6 have been satisfied (or if to be satisfied at the Closing, are capable of being satisfied), then the initial Outside Date shall be automatically extended, without further action by the parties hereto, to be February 28, 2014;

(ii)            a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Legal Requirement (including an injunction or other order) or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase, which Legal Requirement (including any such injunction or other order) or other action shall have become final and nonappealable;

(iii)           the Perion Shareholder Approval shall not have been obtained at the Perion Shareholders Meeting (or any adjournment thereof); provided, however, that any purported termination of this Agreement by Perion pursuant to this Section 7.1(b)(iii) shall be deemed a termination of this Agreement by Conduit pursuant to Section 7.1(c)(i) if, at the time of any such intended termination by Perion, Conduit is entitled to terminate this Agreement pursuant to Section 7.1(c)(i); or

(iv)           the Section 350 Voting Approval shall not have been obtained at the Conduit Meetings (or any adjournment thereof); provided, however, that any purported termination of this Agreement by Conduit pursuant to this Section 7.1(b)(iv) shall be deemed a termination of this Agreement by Perion pursuant to Section 7.1(d)(i) if, at the time of any such intended termination by Conduit, Perion is entitled to terminate this Agreement pursuant to Section 7.1(d)(i);

(c)           by Conduit or ClientConnect, if:

(i)             (A) Perion shall have effected a Perion Change of Recommendation; or (B) Perion shall have failed to include in the Proxy Statement the Perion Recommendation in a form reasonably acceptable to Conduit; or (C) Perion shall have breached, in any material respect, the provisions of Section 5.3; or

(ii)            there shall have been a breach by Perion of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy by the Outside Date one or more of the conditions set forth in Section 6.1 or Section 6.2, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by Perion of such breach; provided, however, the right to terminate this Agreement under this Section 7.1(c)(ii) shall not be available to Conduit or ClientConnect if at such time Perion would be entitled to terminate this Agreement pursuant to Section 7.1(d)(ii) or if Conduit or ClientConnect is otherwise in material breach of its obligations hereunder; or

(d)           by Perion, if:

(i)             (A) Conduit shall have effected a Conduit Change of Recommendation; (B) Conduit shall have failed to include the Conduit Recommendation in its application to the Applicable Court for the Arrangement; or (C) Conduit shall have breached, in any material respect, the provisions of Section 5.4;

(ii)            there shall have been a breach by Conduit or ClientConnect of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy by the Outside Date one or more of the conditions set forth in Section 6.1 or Section 6.3, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by Conduit or ClientConnect, as applicable, of such breach; provided, however, the right to terminate this Agreement under this Section 7.1(d)(ii) shall not be available to Perion if at such time Conduit or ClientConnect would be entitled to terminate this Agreement pursuant to Section 7.1(c)(ii) or if Perion is otherwise in material breach of its obligations hereunder; or

(iii)           Perion effects a Perion Change of Recommendation to accept a Perion Takeover Proposal in accordance with Section 5.3(e), provided that the right to terminate this Agreement pursuant to this Section 7.1(d)(iii) shall not be available to Perion unless Perion pays or has paid to Conduit the Perion Termination Fee in accordance with Section 7.3 (provided that Conduit shall have provided wiring instructions for such payments or, if not, then such payments shall be paid promptly following delivery of such instructions); it being understood that Perion may enter into any agreement providing for a Perion Acquisition Transaction simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(iii).

7.2           Notice of Termination; Effect of Termination.  A Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties, specifying the provision pursuant to which such termination is effective. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall become void and be of no further force and effect with no liability to any Party hereto (or any of its Representatives or Affiliates), except (i) each of this Section 7.2, Section 7.3 and ARTICLE VIII, shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful or deliberate breach of any of its covenants or agreements or any representations or warranties set forth in this Agreement prior to such termination, but in each case contemplated by this clause (ii), such liability shall survive only if a written notice has been delivered to the breaching party within three months of the termination date of this Agreement specifying in reasonable detail the circumstances giving rise to such breach or a suit, action or other proceeding has been commenced against the party alleging such breach. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

7.3           Fees and Expenses.

(a)           Other than as specifically provided in this Section 7.3 or otherwise agreed to in writing by the Parties, (i) all costs and expenses incurred by either Conduit or ClientConnect in connection with the Split, this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by Conduit and (ii) all costs and expenses incurred by Perion in connection with this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by Perion.

(b)           Perion shall pay to Conduit the Perion Termination Fee if this Agreement is terminated as follows:

(i)             if this Agreement is terminated by Conduit or ClientConnect pursuant to Section 7.1(c)(i), then Perion shall pay the Perion Termination Fee by the second Business Day following such termination;

(ii)            (A) if this Agreement is terminated (1) by Perion, Conduit or ClientConnect pursuant to Section 7.1(b)(iii) or (2) by Perion, Conduit or ClientConnect pursuant to Section 7.1(b)(i), and in any such case of (1) or (2) above, a Perion Takeover Proposal (including a previously communicated Perion Takeover Proposal) shall have been publicly announced or otherwise communicated to a member of the Perion Board of Directors, the Chief Executive Officer or the Chief Financial Officer of Perion (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Perion Takeover Proposal) at any time after the Agreement Date and prior to date of the Perion Shareholders Meeting (or any adjournment thereof), in the case of clause (1), or the date of termination, in the case of clause (2), and (B) if within three months after the date of such termination, Perion enters into a definitive agreement to consummate, or consummates, any Perion Acquisition Transaction, then Perion shall pay to Conduit the Perion Termination Fee, by the second Business Day following the date on which Perion enters into such definitive agreement or consummates such transaction; provided, however, that, solely for purposes of this Section 7.3(c)(ii), references in the definition of "Perion Acquisition Transaction" to twenty percent (20%) shall be deemed to mean fifty percent (50%); or

(iii)           if this Agreement is terminated by Perion pursuant to Section 7.1(d)(iii), then Perion shall pay the Perion Termination Fee in accordance with the term of Section 7.1(d)(iii).

(c)           All amounts paid pursuant to this Section 7.3 shall be by wire transfer of immediately available funds to an account directed by Conduit as long as such account has been identified by Conduit. Perion agrees that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Conduit and ClientConnect would not enter into this Agreement; accordingly, if Perion fails promptly to pay any amounts due under this Section 7.3 and, in order to obtain such payment, Conduit commences a suit that results in a judgment against Perion for such amounts, then Perion shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of Israel in effect on the date such payment was due, together with the reasonable, documented out-of-pocket costs and expenses of Conduit (including reasonable legal fees and expenses) in connection with such suit.

(d)           The parties hereto acknowledge and agree that in no event shall Perion be required to pay the Perion Termination Fee on more than one occasion, whether or not the Perion Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

7.4           Amendment.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Perion, Conduit and ClientConnect.

7.5           Extension; Waiver.  Perion, on the one hand, and Conduit and ClientConnect, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of such Person contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

7.6           Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.4 or an extension or waiver pursuant to Section 7.5 shall, in order to be effective, require in the case of Conduit, ClientConnect or Perion, action by its Board of Directors or the duly authorized designee of its Board of Directors.  Termination of this Agreement before the Closing Date shall not require the approval of the Perion Shareholders or the ClientConnect Shareholders.

ARTICLE 8
General Provisions

8.1           Survival of Representations and Warranties and Covenants.  The representations and warranties of Conduit, ClientConnect and Perion contained in this Agreement, the ClientConnect Disclosure Letter (including any exhibit or schedule to the ClientConnect Disclosure Letter), the Perion Disclosure Letter (including any exhibit or schedule to the Perion Disclosure Letter) and the other certificates contemplated hereby shall not survive the Closing and there shall be no post closing liability of any kind or nature with respect to any such representations and warranties (other than fraud). If the Share Purchase is consummated, all covenants of the Parties shall expire and be of no further force or effect as of the Closing, except to the extent such covenants are to be performed after the Closing.

8.2           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address or by email (with confirmation of receipt) (or at such other address for a party as shall be specified by like notice):

(i)             if to Perion, to:

Perion Network Ltd.
4 Ha’Nechoshet Street
Tel Aviv, Israel
Attention:  General Counsel
Facsimile No.:  +972-3-769-6121
Email:  LimorG@Perion.com

with a copy (which shall not constitute notice) to:

Goldfarb Seligman & Co.
Electra Tower
98 Yigal Alon Street
Tel-Aviv 67891, Israel
Attention: Adam M. Klein, Adv.
Facsimile No.: +972 (3) 521-2212
Email: adam.klein@goldfarb.com

(ii)            if to Conduit or ClientConnect, to:

Conduit Ltd.

5 Golda Meir Street
Nes Ziona, Israel
Attention:  VP Legal Affairs
Facsimile No.:  +972-73-208-7227
Email:  Omer.Shmueli@conduit.com
with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd.,
Ramat-Gan 52506, Israel
Attention: Dan Shamgar, Adv., Ariel Aminetzah, Adv.
Facsimile No.: 972-3-6103111
Email: dshamgar@meitar.com; arielami@meitar.com

8.3           Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."  The phrases "provided to," "furnished to," and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete copy of the information or material referred to has been provided to the party to whom such information or material is to be provided.  Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms "hereof," "herein," "hereunder" and derivative or similar words refer to this entire Agreement.  Any reference in this Agreement to Perion or ClientConnect shall be deemed to be a reference to such Party and each of its Subsidiaries, and the US Subsidiary and the Dutch Subsidiary shall be deemed to be Subsidiaries of ClientConnect, except to the extent otherwise specified herein or required by the context.  Any dollar amounts or thresholds indicated in this Agreement shall not be an admission or be reflective of what is or may be deemed to be material or a "Material Adverse Effect."

8.4           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

8.5           Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits and schedules attached hereto, including the Perion Disclosure Letter and the ClientConnect Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person any rights or remedies hereunder other than the parties hereto and the ClientConnect Securityholders, provided that the ClientConnect Securityholders shall be a third party beneficiary but shall have only specific performance rights hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

8.6           Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.7           Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8           Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

8.9           Governing Law.  This Agreement shall be governed by and construed solely in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.10         Arbitration; Consent to Service of Process.

(a)           In the event that a resolution is not reached among the Parties within 30 days after written notice of a dispute, then the dispute shall be submitted to arbitration in accordance with this Section 8.10(a). Any disputes arising between the Parties relating to this Agreement, or its interpretation, execution or breach thereof, shall be exclusively resolved by arbitration to be conducted and all decisions and awards shall be rendered in accordance with the rules of the Israeli Arbitration Law, 5728-1968 (as amended, the “Arbitration Law”), which rules and procedures are deemed to be incorporated by reference into this Agreement, except as otherwise provided herein. Any such arbitration (including its existence, any materials exchanged or disclosed therein, the proceedings and the arbitrator’s award) shall be conducted on a confidential basis, in the Hebrew language, in Tel Aviv, Israel (or as determined by the arbitrator), by one arbitrator who shall be an attorney admitted to practice in Israel or a retired judge, mutually agreeable to Perion and Conduit.  In the event that, within 15 calendar days after submission of any dispute to arbitration as set forth above, Perion and Conduit cannot mutually agree on one arbitrator, then, within 7 calendar days after the end of such 15-calendar day period, Perion and Conduit shall each select one nominee.  The two nominees so selected shall select the arbitrator to conduct the arbitration within 7 calendar days after the end of such 7-calendar day period, and if the two nominees are unable to agree within the 7 days period, then either Conduit or Perion may refer the determination of the identity of the arbitrator to the Chairman of the Tel Aviv District of the Israel Bar Association.  All aspects of the arbitration proceedings, including all preliminary and post-ruling matters, shall be conducted in accordance with Israeli substantive laws then in force. The arbitrator shall be authorized to determine the procedural and evidentiary rules applicable to the arbitration and shall not be bound by rules of civil procedure or the principles governing admissibility of evidence.  The arbitrator shall have the right to order discovery and to shall conduct such hearings or hear such presentations by the Parties (either together or ex parte) as he in his sole discretion deems necessary. The arbitrator may meet with each of the parties separately, and the parties hereby undertake to fully cooperate with the arbitrator and provide him with all materials requested by him without any delays. The arbitration proceedings shall not exceed 30 Business Days from the commencement of the proceedings. The arbitrator shall be requested to provide its written determination within 30 days after the completion of the arbitration proceedings.  Each of the parties to the arbitration shall pay its own expenses, and the parties shall share equally the fees and expenses of the arbitration proceeding (including the arbitration fees and expenses), unless otherwise determined by the arbitrator in its arbitration award.  Notwithstanding anything in this Section 8.10(a), each Party may seek interim injunctive relief from a court of competent jurisdiction provided that such interim injunction relief shall be until the arbitrator is appointed.  The continuance of such interim relief may be determined by the arbitrator.  No arbitration pursuant to this Agreement shall be stayed or delayed pending the outcome of any judicial or other proceedings. The award of the arbitrator shall be in writing and shall include the basis and reasoning for its findings, and shall be final, binding and conclusive upon the Parties, except as provided in the Arbitration Law.  Judgment upon an arbitral award may be entered in any court of competent jurisdiction.  The discretion of the arbitrator to fashion remedies hereunder shall not be broader than the legal and equitable remedies available to a court in Israel.  The arbitrator shall have the right to order injunctive relief and the payment of attorneys' fees, costs and other damages.  The findings and determination of the arbitrator in the arbitration award shall be final and binding on the Parties, and may be challenged or subject to any appeal in accordance with the Arbitration Law only in an appeal arbitration conducted in accordance with the provisions of this Section 8.10(a).  Any ruling or decision of the arbitrator may be enforced in any court of competent jurisdiction. This Section constitutes an Arbitration Agreement in accordance with the Arbitration Law.  In the event of any contradiction between the provisions hereof and the Arbitration Law, the provisions of this Agreement shall prevail.

(b)           Subject to the foregoing, the Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Tel-Aviv-Jaffa District Court in connection with any action or proceeding based upon or arising out of this Agreement or the matters contemplated herein or for recognition or enforcement of any judgment relating thereto, and the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court; (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court; and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court.  The Parties hereby agree that a judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  The Parties hereby irrevocably agree that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waive and covenant not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process, and each Party agrees not to commence any legal proceedings related hereto except in such court. A Party may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 8.10.  The appointment of an arbitrator does not preclude a Party from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

8.11         Rules of Construction.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each schedule and each exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Pages Follow]

IN WITNESS WHEREOF, Perion, Conduit and ClientConnect, have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Perion Ltd.

By:	/s/ Josef Mandelbaum /s/ Yacov Kaufman
Name:
Title:

ClientConnect Ltd.

By:	/s/ Dror Erez
Name:
Title:

Conduit Ltd.

By:	/s/ Dror Erez
Name:
Title:

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below.  Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenths decimal place (except for Exhibit I).

"Affiliate" has the meaning set forth in Rule 144 promulgated under the Securities Act.

"Antitrust Laws" means the laws and regulations of any Governmental Entity with respect to competition, antitrust or merger control.

"Auditor" means Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

"Business Day" means a day (A) other than Friday, Saturday or Sunday and (B) on which commercial banks are open for business in Israel.

"ClientConnect Business" means the “Business” as defined in the Split Agreement and Schedule 1.1.3 thereto.

"ClientConnect Employee Agreement" means each management, employment, severance, relocation, repatriation or expatriation agreement or other Contract between Conduit or ClientConnect, and any ClientConnect Employee.

"ClientConnect Employee Plan" means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, pension arrangement and any other provident fund, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by Conduit or ClientConnect for the benefit of any ClientConnect Employee, or with respect to which ClientConnect has or may have any liability or obligation, excluding any ClientConnect Employee Agreement.

"ClientConnect Optionholders" means the holders of ClientConnect Options, vested and unvested.

"ClientConnect Options" means options to purchase ClientConnect Shares.

"ClientConnect Ordinary Shares" means the Ordinary Shares of ClientConnect, par value NIS 0.01 each.

"ClientConnect Securityholders" means the ClientConnect Shareholders and ClientConnect Optionholders, collectively.

"ClientConnect Share Capital" means the share capital of ClientConnect.

"ClientConnect Shareholders" means the holders of ClientConnect Shares.

"ClientConnect Shares" means the Ordinary Shares of ClientConnect, par value NIS 0.01 each.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Companies Law" means the Israeli Companies Law, 5759-1999.

"Conduit 102 Trustee" ESOP Trust Company, the trustee approved by the Israeli Tax Authority with respect to the Conduit Option Plan for the purpose of Section 102(b).

"Conduit Acquisition Transaction" means any offer or proposal by any Person concerning any (i) merger, consolidation, other business combination, restructuring, recapitalization, exchange, reclassification or any other transaction involving the ClientConnect Business or ClientConnect or any Subsidiary thereof, pursuant to which or as a result of which such Person (or the shareholders of such Person) would own 20% or more of the consolidated assets, revenues or net income of the ClientConnect Business or ClientConnect, (ii) sale, lease, assignment, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the ClientConnect Business or ClientConnect or any Subsidiary thereof (including Equity Interests of any Subsidiary of ClientConnect) representing 20% or more of the consolidated assets, revenues or net income of the ClientConnect Business or ClientConnect, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the ClientConnect Business or ClientConnect, (iv) transaction or series of transactions in which any Person (or the shareholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of the ClientConnect Business or ClientConnect or (v) any combination of the foregoing, in each case except as contemplated by the Split Agreement.

"Conduit Option Plan" means, the Conduit 2005 Stock Option Plan.

"Conduit Options" means options to purchase Conduit Ordinary Shares.

"Conduit Ordinary Shares" means the Ordinary Shares of Conduit.

"Conduit Shareholders" means the holders of Conduit Share Capital.

"Conduit Share Capital" means the share capital of Conduit.

"Conduit Takeover Proposal" means any written or oral offer, proposal or indication of interest received from any party (other than a party to this Agreement) providing for any Conduit Acquisition Transaction, including any renewal or revision to such a previously made offer, proposal or indication of interest.

"Consent" means any permit, authorization, approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

"Consultant" any Person engaged on an independent contractor status basis, including services providers, consultants and manpower companies, and excluding companies providing placement services and their employees, freelancers and sub-contractors.

"Contract" means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

"Dutch Subsidiary" means ClientConnect B.V.

"Credit Line" means the credit line made available by Conduit to ClientConnect following the Closing under the Working Capital Financing Agreement, which is a schedule to the Split Agreement.

"DOJ" means the United States Department of Justice.

"Encumbrance" means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

"Environmental Laws" means all laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and Codes promulgated by any Governmental Entity which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Hazardous Substances Law, 1993, the Clean Air Law, 2008, the Maintenance of Cleanliness Law, 1984, the Prevention of Hazards from Asbestos and Harmful Dust Law, 2011, the Licensing of Business Law, 1968, the Abatement of Environmental Nuisances Law, 1961, the Electrical and Electronic Equipment and Batteries Law, 2012, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Hazardous Materials Transportation Act, all as amended at any time.

"Equity Interest" means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"FTC" means the United States Federal Trade Commission.

"Fully-Diluted Basis" means all issued and outstanding shares of ordinary shares, preferred shares and other kinds of capital stock or voting securities, with all convertible and exercisable securities (or other rights to acquire capital stock) deemed converted or exercised, as the case may be, into shares of capital stock in accordance with their terms, whether or not then currently vested, exercisable, exchangeable or convertible.

"GAAP" shall mean generally accepted accounting principles in the United States, consistently applied, as in effect at the time covered by the applicable financial statements.

"Governmental Authorization" means any: permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement.

"Governmental Entity" means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

"Hazardous Materials" means any material, chemical, emission or substance that has been designated by any Governmental Entity to be radioactive, toxic, hazardous, a pollutant or otherwise a danger to health, reproduction or the environment.

"Hazardous Materials Activities" means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, disposal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"Indebtedness" means (i) all Indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other Indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, and (v) all guarantee obligations.

"Israeli Income Tax Ordinance" means the Israeli Income Tax Ordinance [New Version], 5721-1961.

"knowledge" means, with respect to any Party hereto, the actual knowledge, after reasonable inquiry, of the chief executive officer, the chief financial officer, the chief technology officer and the general counsel of such Party.

"Legal Requirements" means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, ordinance, Code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees issued against or applicable to a Party or any Subsidiary or any of their respective assets, properties or businesses, as applicable.

"Liabilities" means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, including those arising under any law, action or governmental order and those arising under any Contract, regardless of whether such debt, liability or obligation would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Material Adverse Effect” with respect to any entity means any change, event,   circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or would reasonably be expected to, have a material adverse effect on the financial condition, properties, assets (including intangible assets), business or results of operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such Effect is relating to or arising from: (A) changes in general economic or political conditions whether worldwide or in any country or region in which such entity or its subsidiaries conduct business (provided that such changes do not affect such entity disproportionately as compared to other companies or businesses operating in any such country or region); (B) changes affecting the industry generally in which such entity and its subsidiaries operate (provided that such changes do not affect such entity disproportionately as compared to other participants in such industries); (C) changes in applicable Legal Requirements or GAAP; (D) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof that cause any damage or destruction to, or render physically unusable, any facility or property of such entity or otherwise disrupt in any material manner the business or operations of such entity or its subsidiaries); (E) with respect to Perion, any decline in the market price or decrease or increase in the trading volume of the Perion Shares; (F) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period; (G) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Legal Requirements relating to this Agreement or the Split or the transactions contemplated hereby or thereby, or the approval thereof; (H) the announcement or performance of the Split Agreement, this Agreement and the transactions contemplated therein and herein (including without limitation the Split, the Share Purchase and the impact thereof on relationships, contractual or otherwise, with customers, suppliers, search providers, publishers, vendors, employees or venture partners) or; (I) any action taken by Conduit or ClientConnect at the written request of or with the written consent of Perion or any action taken by Perion at the written request of or with the written consent of Conduit or ClientConnect (for the avoidance of doubt, the exceptions in clauses (E) and (F) shall not prevent or otherwise affect a determination that the underlying cause of such failure is a Material Adverse Effect).

"OCS" means the Israeli Office of the Chief Scientist of the Ministry of Industry, Trade & Labor.

"Perion Acquisition Transaction" means any offer or proposal by any Person concerning any (i) merger, consolidation, other business combination, restructuring, recapitalization, exchange, reclassification or any other transaction involving Perion or any Subsidiary thereof, pursuant to which or as a result of which such Person (or the shareholders of such Person) would own 20% or more of the consolidated assets, revenues or net income of Perion, (ii) sale, lease, assignment, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Perion or any Subsidiary thereof (including Equity Interests of any Subsidiary of Perion) representing 20% or more of the consolidated assets, revenues or net income of Perion, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of Perion, (iv) transaction or series of transactions in which any Person (or the shareholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of Perion or (v) any combination of the foregoing.

"Perion 102 Trustee" the trustee approved by the Israeli Tax Authority with respect to the Perion Option Plan for the purpose of Section 102(b).

"Perion Business" shall mean the development of applications to make the online experience of users simple, safe and enjoyable through three main consumer brands: Incredimail, Smilebox and SweetIM.

"Perion Employee Agreement" means each management, employment, severance, relocation, repatriation or expatriation agreement or other Contract between Perion and any Perion Employee.

"Perion Employee Plan" means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, pension arrangement and any other provident fund, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by Perion for the benefit of any Perion Employee, or with respect to which Perion has or may have any liability or obligation, excluding any Perion Employee Agreement.

"Perion Option Plan" means, collectively, each stock option plan, program or arrangement of Perion.

"Perion Optionholders" means the holders of Perion Options, vested and unvested, immediately prior to the Closing (unless the context otherwise requires).

"Perion Options" means options to purchase Perion Shares that are issued under a Perion Option Plan.

"Perion Securityholders" means the Perion Shareholders and Perion Optionholders, collectively.

"Perion Share Capital" means the share capital of Perion.

"Perion Shareholders" means the holders of Perion Shares.

"Perion Shares" means the Ordinary shares, par value NIS 0.01 per share, of Perion.

"Perion Takeover Proposal" means any written or oral offer, proposal or indication of interest received from any party (other than a party to this Agreement) providing for any Perion Acquisition Transaction, including any renewal or revision to such a previously made offer, proposal or indication of interest.

"Perion Termination Fee" means a fee payable by Perion in the amount of $6,000,000.

"Permitted Encumbrances" means:  (A) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (B) liens to secure obligations to landlords, lessors or renters under real estate or automobile leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (E) liens in favor of customs and revenue authorities arising as a matter of Legal Requirements to secure payments of customs duties in connection with the importation of goods, and (F) the terms and conditions of any non-exclusive license to which any Party or a Subsidiary thereof in the ordinary course of its business consistent with past practice is a party.

"Person" means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, joint stock company, association, unincorporated organization, group, trust, estate, proprietorship, joint venture, business organization, Governmental Entity or any other type of entity.

"Publisher Agreement", dated as of August 12, 2013, between Conduit and Perion.

"Representatives" of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, accountants, consultants, advisors or other Persons acting on behalf of such Person.

"Securities Act" means the Securities Act of 1933, as amended.

"Subsidiary" means any corporation, association, business entity, partnership, limited liability company or other Person or entity of which a Party, either alone or together with one or more of such entities (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

"Superior Offer" means a bona fide written Perion Takeover Proposal (for purposes of this definition, replacing all references in such definition to twenty percent (20%) with fifty percent (50%)) that the Perion Board of Directors or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to the Perion Shareholders than the Share Purchase and the transactions contemplated by this Agreement after taking into account all of the terms and conditions of such proposal and (ii) is likely to be completed, in each of the cases of clause (i) and (ii), taking into account all financial, regulatory, legal and other aspects of such Takeover Proposal (including the timing and likelihood of consummation thereof).

"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), national health insurance, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a "Tax Authority"), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

"Tax Return" means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

"Transaction Expenses" means all third party fees, costs, expenses, payments, and expenditures incurred by a Party in connection with the Share Purchase, this Agreement and the transactions contemplated hereby whether or not billed or accrued (including any fees, costs expenses, payments, and expenditures of legal counsel and accountants, the fees, costs, expenses, payments, and expenditures payable to financial advisors, investment bankers and brokers of such Party notwithstanding any contingencies for withholdings, etc.).

"US Subsidiary" means ClientConnect, Ltd.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Exhibit A shall have the meanings assigned to such terms in this Agreement.

EXHIBIT I

Exchange Ratio Formula

A	-	All issued and outstanding Perion Shares
B	-	All Perion Shares underlying In-the-Money-Options based on the Treasury Stock Method (TSM)
C	-	Value of "out of money" Perion Options, as determined by the Black Scholes Methodology divided by the Perion Reference Price
D	-	Perion's Fully Diluted Shares (as defined below), the sum of A + B + C
E	-	the result of multiplying (i) 0.81 by (ii) the quotient received by dividing (x) D by (y) 0.19; minus H
F	-	All issued and outstanding ClientConnect Shares
G	-	All ClientConnect Shares underlying In-the-Money-Options based on TSM
H	-	Value of "out of money" ClientConnect Options, as determined by the Black Scholes Methodology divided by the Perion Reference Price
I	-	ClientConnect's Fully Diluted Shares - the sum of F + G
J	-	the result of dividing (i) E by (ii) I, which result represents the number of Perion Shares to be issued in exchange for each one (1) ClientConnect Share, i.e., the Exchange Ratio

Example of calculating the formula as of the Agreement Date1

A	-	12,467,398	Total number of Perion Shares outstanding
B	-	710,988	Dilution from In-the-Money Options using TSM
C	-	48,031	Number of Out-of-the-Money Perion Options
D	-	13,226,417	Fully Diluted Shares outstanding of Perion
E	-	56,252,008	0.81 * (13,226,417)/0.19 – 134,295
F	-	225,821,256	Total number of ClientConnect Shares outstanding
G	-	8,386,946	Dilution from ClientConnect Options using TSM
H	-	134,295	Number of Out-of-the-Money ClientConnect Options
I	-	234,208202	Fully Diluted Shares outstanding of ClientConnect
J	-	0.2402 the Exchange Ratio	56,252,008/234,208,202
		0.2402 Perion Shares shall be issued in exchange for each one (1) ClientConnect Share

1.	The example above is based on the 30 day trailing volume weighted average closing price per share of Perion on NASDAQ up to and including 13 September 2013 or $11.2461

In-the-Money-Options are options the exercise price of which is lower than the relevant reference price.

Treasury Stock Method (TSM) is defined as the number of shares issuable upon exercise of all outstanding options for which the exercise price is lower than a reference price, less the quotient derived by dividing (x) the proceeds from the theoretical exercise of such In-the-Money-Options by (y) the reference price.

Perion Fully Diluted Shares is defined as (i) all issued and outstanding Perion Shares plus (ii) all Perion Options that are In-the-Money-Options based on the Perion Reference Price and calculated by the TSM plus (iii) the quotient obtained by dividing the value of the Perion Options that are not In-the-Money Options, as determined by the Black Scholes Methodology, by the Perion Reference Price.

Perion Reference Price is defined as the 30-day trailing volume weighted average price per share of the Perion Shares prior to the second Business Day immediately prior to the Closing Date as reported on NASDAQ.

ClientConnect Fully Diluted Shares is defined as (i) all issued and outstanding ClientConnect shares plus (ii) all ClientConnect Options that are In-the-Money-Options based on the ClientConnect Reference Price and calculated by the TSM.

ClientConnect Reference Price is defined as: the product of the Perion Reference Price and the Perion Fully Diluted Shares; divided by 0.19; and then multiplying the quotient by 0.81; less the value of the ClientConnect Options that are not In-the-Money Options, as determined by the Black Scholes Methodology; divided by ClientConnect Fully Diluted Shares.

Black Scholes Methodology is defined as the commonly accepted Black Scholes formula assuming a volatility of 50%, a risk free rate based on the US treasury maturity corresponding to the weighted average remaining life and the relevant Perion Reference Price or ClientConnect Reference Price, as applicable, and using the weighted average remaining life and weighted average exercise price of Perion Options or ClientConnect Options that are not In-the-Money Options, as applicable, divided by the relevant Perion Reference Price or ClientConnect Reference Price.

SCHEDULE 5.1(B)

LOCK UP ARRANGEMENTS

1.	Certain Restrictions on Transfers of the Shares.

Each ClientConnect Shareholder (a “Shareholder”) shall not sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of (in each case, a “Transfer”) any of the Perion Shares comprising the Share Purchase Consideration issued to such Shareholder at Closing (the “Shares”) except in accordance with the provisions hereof as follows:

(a)              During the one hundred eighty one (181) day period following the Closing Date, each Shareholder may not Transfer any of the Shares.

(b)              During the period beginning on the day which is one hundred eighty-two (182) days following the Closing Date and ending on the day which is seven hundred and thirty (730) days following the Closing Date, each Shareholder may Transfer (subject to all applicable securities laws) up to an aggregate of ten percent (10%) of the Shares (in this Section 1(b), the “Released Shares”); provided, however, that the Shareholder shall in no event Transfer more than an aggregate of thirty three percent (33%) of the Released Shares in any consecutive four (4) week period during such period.

(c)              During the period beginning on the day which is seven hundred and thirty-one (731) days following the Closing Date, any Shareholder may freely Transfer (subject to all applicable securities laws) any remaining Shares then held by such Shareholder

2.	First Relaxation of the Restrictions on Transfers of the Shares.

If the closing price per share of the Perion Shares on the Nasdaq Stock Market (or such other stock exchange or trading system as shall be from time to time the primary exchange or trading system on which the Perion Shares are then traded) (the “Closing Price”) is equal to or greater than fifteen U.S dollars ($15.00) (as appropriately adjusted for any stock splits, cash dividends, stock dividends, combinations, recapitalizations or the like) for any ten (10) consecutive trading days beginning at any time after the Closing Date, then the following provisions shall apply and the provisions of Section 1 shall no longer apply:

(a)              During the one hundred eighty one (181) day period following the Closing Date, each Shareholder may not Transfer any of the Shares.

(b)              During the period beginning on the day which is one hundred eighty-two (182) days following the Closing Date and ending on the day which is seven hundred and thirty (730) days following the Closing Date, each Shareholder may Transfer (subject to all applicable securities laws) up to an aggregate of thirty three percent (33%) of the Shares (in this Section 2(b), the “Released Shares”), which Released Shares shall include any Shares previously Transferred by such Shareholder pursuant to Section 1; provided, however, that the Shareholder shall in no event Transfer more than an aggregate of thirty three percent (33%) of the Released Shares in any consecutive four (4) week period during such period.

(c)              During the period beginning on the day which is seven hundred and thirty-one (731) days following the Closing Date, any Shareholder may freely Transfer (subject to all applicable securities laws) any remaining Shares then held by such Shareholder.

3.	Second Relaxation of the Restrictions on Transfers of the Shares.

If the Closing Price is equal to or greater than eighteen U.S. dollars and fifty cents ($18.50) (as appropriately adjusted for any stock splits, cash dividends, stock dividends, combinations, recapitalizations or the like) for any ten (10) consecutive trading days beginning at any time after the Closing Date, then the following provisions shall apply and the provisions of Sections 1 and 2 shall no longer apply:

(a)              During the one hundred eighty one (181) day period following the Closing Date, each Shareholder may not Transfer any of the Shares.

(b)              During the period beginning on the day which is one hundred eighty-two (182) days following the Closing Date and ending on the day which is seven hundred and thirty (730) days following the Closing Date, each Shareholder may Transfer (subject to all applicable securities laws) up to an aggregate of sixty seven percent (67%) of the Shares (in this Section 3(b), the “Released Shares”), which Released Shares shall include any Shares previously Transferred by such Shareholder pursuant to Sections 1 and 2; provided, however, that the Shareholder shall in no event Transfer more than an aggregate of thirty three percent (33%) of the Released Shares in any consecutive four (4) week period.

(c)              During the period beginning on the day which is seven hundred and thirty-one (731) days following the Closing Date, any Shareholder may freely Transfer (subject to all applicable securities laws) any remaining Shares then held by such Shareholder.

4.	Third Relaxation of the Restrictions on Transfers of the Shares.

If the Closing Price is equal to or greater than twenty two U.S. dollars ($22.00) (as appropriately adjusted for any stock splits, cash dividends, stock dividends, combinations, recapitalizations or the like) for any ten (10) consecutive trading days beginning at any time after the Closing Date, then the following provisions shall apply and the provisions of Sections 1, 2 and 3 shall no longer apply:

(a)              During the one hundred eighty one (181) day period following the Closing Date, each Shareholder may not Transfer any of the Shares.

(b)              During the period beginning on the day which is one hundred eighty-two (182) days following the Closing Date and ending on the day which is seven hundred and thirty (730) days following the Closing Date, each Shareholder may Transfer (subject to all applicable securities laws) up to an aggregate of one hundred percent (100%) of the Shares (in this Section 4(b), the “Released Shares”), which Released Shares shall include any Shares previously Transferred by such Shareholder pursuant to Sections 1, 2 and 3; provided, however, that the Shareholder shall in no event Transfer more than an aggregate of thirty three percent (33%) of such Released Shares in any consecutive four (4) week period during such period.

(c)              During the period beginning on the day which is seven hundred and thirty-one (731) days following the Closing Date, any Shareholder may freely Transfer (subject to all applicable securities laws) any remaining Shares then held by such Shareholder.

5.	Additional Relaxation or Expiration of the Restrictions on Transfers

(a)              At any time following the deposit of the Shares with the Brokers (as defined in Section 6(a) below), the Banker (as defined below) may determine to relax certain transfer restrictions pursuant to Sections 1-4 above to all Shareholders on an equal basis. Such relaxation of restrictions may recur, provided that the provisions of this Section 5(a) are met with respect to each relaxation event. Perion and Shareholders holding a majority of the Shares then held in the Brokers’ and Additional Brokers’ accounts (the "Majority Holders") will jointly select, and may replace from time to time upon mutual consent, a reputable U.S. investment bank, who has a familiarity with Perion and the trading of its shares, as an advisor for purposes of this Section 5(a) (the “Banker”), provided that such election may be terminated by either Perion or the Majority Holders. The initial Banker as of the Closing Date will be UBS.

(b)              At any time following the closing of an offering of Perion in which certain Shareholders who are entitled to “piggyback registration rights” pursuant to Section 3 of the Registration Rights Undertaking with respect to such offering are in fact included in such offering, (i) any Shareholder who is not entitled to such piggyback registration rights, may freely Transfer (subject to all applicable securities laws and any applicable restriction in the Registration Rights Undertaking) any remaining Shares then held by such Shareholder, and (ii) any Shares sold in such offering shall be released from the Transfer restrictions under this Schedule 5.1(b).

(c)              Upon the occurrence of any of the following events: (i) any person (excluding any Shareholder or any person who is subject to Transfer restrictions identical to those set forth in this Schedule 5.1(b)) becomes the beneficial owner of 24.9% or more of Perion's outstanding share capital, or (ii) at such time that the total number of Shares held by all Shareholders constitutes less than 20% of the issued and outstanding share capital of Perion, then any Shareholder may freely Transfer (subject to all applicable securities laws) any remaining Shares then held by such Shareholder.

(d)              Upon the occurrence of any issuance of Perion Shares or securities convertible into Perion Shares in connection with (x) an acquisition by Perion of any business, company or assets, or (y) a private placement of Perion, that are not subject to more strict or identical Transfer restrictions as provided in Sections 1-4 above, in which the aggregate number of shares issued (after giving effect to the conversion of all convertible securities issued or issuable thereunder and assuming that all milestones and conditions for issuance thereunder are fulfilled), constitutes 10% or more of Perion's issued and outstanding share capital as of immediately prior to such issuance, the Transfer restrictions under this Schedule 5.1(b) shall be further relaxed to be no more restrictive (both in volume and period) than the Transfer restrictions imposed on the Perion Shares issued in such issuance. Such further relaxation shall occur automatically at the closing of such issuance without the need for any further action. Notice of such issuance shall be given to the Brokers, the Additional Brokers and the Banker no later than 15 days prior to the closing of such issuance.

(e)              The Transfer restrictions provided in Sections 1-4 above shall not apply (i) in the event of a tender offer for Perion Shares or (ii) in any Transfer other than a Transfer through a stock exchange where the transferee agrees in writing to be bound by this Schedule 5.1(b).  Any transferee who becomes a holder of Perion Shares pursuant to this Section 5(e)(ii) shall be deemed a Shareholder for all purposes and respects under this Schedule 5.1(b) and such shares shall be deemed Shares for all purposes and respects under this Schedule 5.1(b).

(f)              Notwithstanding anything to the contrary in this Schedule 5.1(b), with respect to any Shareholder that is subject to restrictions on Transfer under the Tax Ruling pursuant to which such Shareholder may not Transfer during the two year period following the Closing Date 10% or more of its Shares, such Shareholder shall be subject to and shall be required to comply in full with the Transfer Restrictions under this Schedule 5.1(b), except to the extent that any Transfer permitted hereunder is not permitted under the Tax Ruling, in which case the restrictions under the Tax Ruling shall prevail.

6.	Brokers

(a)              During the ninety (90) day period following the Closing Date, Perion shall instruct American Stock Transfer & Trust Company LLC, its U.S. transfer agent (“AST”), to transfer all the Shares to one or two renowned U.S. brokerage firms selected by the Majority Holders, with an office in Israel (the “Brokers”). The Brokers shall maintain and monitor the restrictions on Transfers of Shares pursuant to Sections 1-5 above.

(b)              Notwithstanding the provisions of Section 6(a) above, each of the Shareholders that is an investment fund may request in writing that its Shares be transferred to a different renowned U.S. brokerage firm (the “Additional Broker”) and shall provide Perion with a written undertaking from such Additional Broker, in a form acceptable to Perion, affirming that the Additional Broker shall ensure compliance with the restrictions on Transfers of Shares pursuant to this Schedule 5.1(b) and the Tax Ruling. Following receipt of such written request and written undertaking, Perion shall instruct AST and/or the Brokers, as applicable, to transfer all of such Shareholder’s Shares to the accounts of such Additional Broker.

(c)              Perion shall assist, execute and deliver, or cause to be executed and delivered, any such documents and instruments and do and perform any actions as may be necessary or desirable for affecting the transfer of the Shares from AST to the Brokers and the Additional Brokers.

(d)              Subject to applicable Legal Requirements and the terms of this Schedule 5.1(b), Perion shall remove, and shall instruct AST to remove, any legend or other restrictions on the Shares upon receipt of instructions to such effect from the Brokers and the Additional Brokers (other than Shares held by “affiliates” of Perion, as defined in Rule 144 promulgated under the Securities Act of 1933).

(e)              On or after the day which is seven hundred and thirty-one (731) days following the Closing Date, at the request of any Shareholder, such Shareholder’s Shares remaining with the Brokers will be deposited in a brokerage account of such Shareholder.

7.	Definitions

(a)              Shares. All calculations hereunder with respect to the amount of the Shares permitted to be sold by each Shareholder shall be determined by reference to the aggregate number of Shares received by such Shareholder as part of the Share Purchase Consideration (as appropriately adjusted for stock splits, dividends, combinations, recapitalizations and the like).

(b)              Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.